EXHIBIT D

Republic of Panama

This description of the Republic of Panama is dated as of September 30, 2016 and appears as Exhibit D to the Republic of Panama’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2015.

The fiscal year of the Government of the Republic of Panama (the “Government”) ends on December 31. The twelve-month period ended December 31, 2015 is referred to in this description of the Republic of Panama as “2015” and other years are referred to in a similar manner unless otherwise indicated. All references to “U.S.$”, “$” or “dollars” are to United States Dollars.

Totals in certain tables in this description of the Republic of Panama may differ from the sum of the respective individual items in such tables due to rounding.

RECENT DEVELOPMENTS

Presentation of Economic and Other Information

The Office of the Comptroller General has updated the base year used for the System of National Accounts from 1996 to 2007. International best practices call for updating the constant GDP base year at least every 10 years to reflect structural changes in production, consumption and prices, and to ensure that the National Accounts provide a more accurate depiction of the economy given its dynamism. Data for the Colón Free Zone (“CFZ”) and the Panama Canal have not yet been published using the new base year.

Government financial statistics and related tables are presented in accordance with the IMF Government Finance Statistics Manual 1986 (“GFSM 1986”). Real sector statistics are presented in accordance with the UN 1993 System of National Accounts (“SNA 1993”); however, with the change of base year from 1996 to 2007, financial intermediation activity is being measured following the UN 2008 System of National Accounts (“SNA 2008”). Balance of payments statistics are prepared in accordance with the fifth edition of the IMF Balance of Payments Manual (“BPM5”).

Open unemployment figures are no longer presented. Unemployment figures are now used.

Political Developments

On May 4, 2014, Panama held general elections for the posts of president, members of the Assembly and other regional posts. The then-incumbent Vice President, Juan Carlos Varela, was elected President with 39.08% of the vote obtained by the “El Pueblo Primero” alliance composed of the Partido Popular and Partido Panameñista. President Varela took office on July 1, 2014. On July 1, 2014, President Juan Carlos Varela appointed Dulcidio De La Guardia as Minister of Economy and Finance. On July 1, 2014, Iván A. Zarak Arias was appointed Vice Mister of Economy and Eyda Varela de Chinchilla was appointed Vice Minister of Finance. Isabel de Saint Malo de Alvarado was elected as Vice President on the same day as the President and was appointed Minister of Foreign Affairs.

On December 3, 2013, then presidential candidate Varela announced the priorities of his administration in a Plan for the El Pueblo Primero Alliance. The Plan included, among other initiatives, implementation of price controls on basic foods to reduce the cost of living and initiatives to maintain the growth of the Panamanian economy through public investment projects, such as plans to provide potable water nationwide; to construct Metro lines 2 and 3 to San Miguelito and East and West Panama City; to construct 500 kilometers of new highways, 15 health centers and four hospitals; and to increase the coverage of the irrigation system from 20% to 40% of all cultivated land. The Plan also called for new rules to increase transparency in the government and to reduce corruption and cronyism.

Through Executive Decree No. 689 of December 26, 2014, the Varela administration adopted its five-year Strategic Government Plan, “Un solo país”. The Plan includes the economic and social strategy, the financial program and a five-year indicative public investment plan that establishes the criteria for public expenditure for prioritized sectors, programs and projects. Such prioritized sectors include, among others, transportation, energy, agriculture and tourism, while projects and programs include a project to improve access to potable water and a program to improve education.

Upon taking office, the Varela administration initiated investigations of possible corruption by former government officials who served in the administration of President Ricardo Martinelli. Several former officials have been subject to preventive measures during the pendency of proceedings. On March 11, 2016, public prosecutor Jeronimo Mejía issued a request to the Ministry of Foreign Affairs to seek the extradition of former president Ricardo Martinelli from the United States. The Supreme Court of Justice previously had ordered the provisional arrest of former president Martinelli and authorized Mr. Mejía to take any necessary actions to effect the arrest. The former president is accused of illegal telephone wiretapping, invasion of privacy and crimes against the public administration. On September 27, 2016, the Ministry of Foreign Affairs submitted a formal request to the United States for the extradition of former president Martinelli.

On January 12, 2016, President Juan Carlos Varela appointed Augusto Arosemena, the Vice Minister of the Presidency, to serve as Minister of Trade and Industry. Minister Arosemena succeeded former Minister Meliton Arrocha, who resigned upon being elected to the National Assembly. President Varela appointed Salvador Sanchez to succeed Minister Arosemena as Vice Minister of the Presidency.

In the Assembly, 25 of the 71 seats belong to the Partido Revolucionario Democrático (“PRD”), 24 seats belong to Cambio Democrático, 17 seats belong to the Partido Panameñista, three seats belong to the Partido Molirena, one seat belongs to Partido Popular and one representative has no party affiliation. On July 1, 2016, Rubén de León was reelected as president of the National Assembly for a term consisting of the 2016–2017 ordinary sessions period. Congressman Luis Eduardo Quirós was elected as first Vice President of the National Assembly, and Congresswoman Yanibel Abrego was elected as Second Vice President of the National Assembly.

On June 19, 2015, Victor Benavides resigned as Magistrate of the Supreme Court of Justice. He subsequently became subject to investigation for possible criminal offenses. On June 30, 2015, Congressman Jorge Alberto Rosas, who had been appointed as the public prosecutor for the case against Mr. Benavides transferred the case file to the Attorney General on the basis that, because Mr. Benavides had resigned from public office, Congressman Rosas no longer had authority to investigate the allegations against Mr. Benavides.

On December 10, 2015, President Juan Carlos Varela nominated Cecilio Cedalise and Angela Russo to serve as Justices of the National Supreme Court to fill vacancies from the departures in December 2015 of Justices Harley Mitchell and Nelly Cedeño. On December 21, 2015, the Assembly confirmed the nominations of Cedalise and Russo. Justices Cedalise and Russo were sworn into office and began their ten-year terms on January 4, 2016.

On October 20, 2015, the Assembly approved Law No. 66, which amends Law No. 37 of 2009, a law that decentralized certain aspects of public administration. Law No. 66 states seven objectives: 1) to amend Law No. 37 of June 29, 2009, which decentralized public administration; 2) to reallocate property taxes between municipalities; 3) to establish a formula for the allocation of property tax for municipalities with less income; 4) to direct the investment of allocated funds to specific areas; 5) to replace the “Decentralizing National Authority” with a “National Secretariat of Decentralization”; 6) to establish a Public Investment Program and Municipal Services and 7) to include special territories that do not have municipalities.

Pursuant to Law No. 66, municipalities receiving less than U.S.$0.5 million annually from property tax collection will receive the difference to reach U.S.$0.5 million. The differential will be obtained from municipalities that receive an excess of U.S.$0.5 million. Municipalities may apply the resources toward education and health; sports and recreation; residential public services; handicap accessibility of public infrastructure; social services; tourism and culture; and social and economic development. Law No. 66 provides for the allocated resources to be transferred to local governments within five days of the end of each quarter.

Recent Government Actions

On September 9, 2015, the Government announced that it reached an agreement with Fábrica Nacional de Carrocerías and Felgate Enterprises — owners of 100% of the shares of Transporte Masivo de Panama, S.A. (“TMPSA”), which had been the concessionaire and operator of Mi Bus (the public transportation provider in Panama City) — regarding a settlement of any present or future claim concerning the concession and a sale and purchase agreement to acquire the entire stock of TMPSA. On October 28, 2015, the Minister of the Presidency announced that employees of Mi Bus would be paid amounts to resolve certain employee claims. Such amounts were distributed to the employees in February 2016.

To acquire the shares of TMPSA, the Government paid the sellers a total of U.S.$49.7 million. Of this amount, U.S.$25.0 million accounted for the acquisition of 100% of the TMPSA shares, which corresponded to the equity contributed by the sellers as of June 30, 2015. The remaining U.S.$24.7 million will partially compensate the sellers for other contributions of U.S.$37.1 million made as of June 30, 2015. The latter will be paid with debt instruments with a term of up to four years. As of June 30, 2015, TMPSA held an outstanding balance of loans of approximately U.S.$195 million with terms of up to seven years. These loans were prepaid on April 29, 2016 with funding from the Central Government to TMPSA.

On October 22, 2015, the Government reached an agreement with First Transit de Panama, S.A., a subsidiary of First Transit, to become the new administrator of TMPSA. First Transit is affiliated with Greyhound, which operates bus routes in the United States, Canada and Mexico. The TMPSA concession is scheduled to expire in August 2025.

In June 2014, the Financial Action Task Force (“FATF”), an intergovernmental body developing and promoting policies to combat money laundering and terrorist financing, placed Panama on its list of jurisdictions with strategic anti-money laundering and combating terrorism financing deficiencies, also commonly referred to as the grey list. In June 2014, Panama made a high-level political commitment to work with the FATF and the Grupo de Acción Financiera de Sudamérica to address its strategic AML/CFT deficiencies.

Law No. 23 of April 27, 2015 created a regulatory framework for various supervisory agencies, individuals and legal entities to monitor, control, promote and strengthen international cooperation in the prevention of money laundering (anti-money laundering or “AML” measures), financing of terrorism (combating the financing of terrorism or “CFT” measures) and proliferation of weapons of mass destruction (“WMD”). Law No. 23 created mechanisms for national coordination by establishing institutions, methodologies, principles and obligations for collecting, receiving and analyzing financial intelligence information, as well as criteria for the imposition of sanctions. The Coordination System comprises a National Commission, the Financial Intelligence Unit and Supervisory Agencies, which are responsible for defining strategies and policies and implementing regulations under Law No. 23 for both financial and non-financial actors.

On February 19, 2016, the FATF removed Panama from the grey list and published a notice welcoming Panama’s significant progress in improving its AML and CFT regime. The Government will continue to work with the FATF on Latin America (GAFILAT) to implement legislative and regulatory reforms.

On April 29, 2016, the Vice Minister of Economy, Ivan Zarak, presented to the United Nations Forum of the Economic and Social Council the recent actions taken by Panama to achieve removal from the FATF grey list and to improve financial transparency. Among the key elements highlighted by Vice Minister Zarak was the signature of 30 bilateral double taxation and exchange of information agreements since 2009.

Executive Decree No. 165 of July 1, 2014 established temporary price caps on 22 products that are part of the family food basket. The measure became effective on July 7, 2014 for an initial six-month period and has been extended, with certain adjustments to the caps, for three consecutive six-month periods. Most recently, on July 5, 2016, Executive Decree No. 72 modified and extended for six additional months the temporary price caps on 22 products subject to Executive Decree No. 165 of July 1, 2014. The price caps apply throughout the national territory except for Darien province and the island territories (which may be subject to a later determination). Thirteen items have been assigned a maximum price and nine have been assigned both a maximum price and a maximum gross margin of sale, ranging from 10% to 15%. As to each of those nine items, retailers have an obligation to sell at least one brand at the maximum price and the rest of the brands at the maximum gross margin of sale. The Decree created a Price Adjustment Commission, comprised of the Ministers of Commerce and Industry, Agricultural Development and Economy and Finance, which evaluates price adjustment requests from companies or producers’ associations. This Commission was authorized to adjust prices on the regulated products in response to market conditions. Retailers that offer the remaining 28 products that are part of the family food basket listed in the Decree are required to give advance notice to the Authority for Consumer Protection and Defense of Competition of any increase in the retail price of any of these products.

Panama signed three contracts with subsidiaries of Finmeccanica, S.p.A. in 2010, within the framework of a Memorandum of Understanding signed with the Government of Italy. The three contracts contemplated the purchase by Panama of 19 radar systems, six helicopters and the digital mapping of Panamanian territory. Panama alleged that it discovered serious deficiencies in the performance of the contract for radar equipment purchased from Selex Sistemi Integrati, S.p.A. (“Selex”) for a coastline surveillance system. The Government demanded that Selex overhaul seven installed radar systems and that tests be conducted to ensure that the systems comply with the performance specifications in the contract.

In light of several months of press reports of alleged corruption and corruption trials in Italy against certain high level executives of Finmeccanica, S.p.A., the Public Ministry announced that it would investigate whether there was corruption in the three contracts signed with subsidiaries of Finmeccanica, S.p.A. in 2010.

On February 23, 2016, President Varela announced that the Government reached an agreement with subsidiaries of Finmeccanica, S.p.A. toward resolving disputes concerning the public contracts signed in 2010. After the Attorney General granted approval, the Government executed settlement agreements on September 5, 2016 to resolve the disputes with Finmeccanica, S.p.A. and its subsidiaries. The settlement included an exemption releasing Panama from payment obligations totaling U.S.$57 million for radar systems and termination of the radar systems contract. Panama also received a € 29 million credit based on payments it had made toward the purchase of radar systems, which Panama is negotiating to apply toward a purchase of two security helicopters. Digital mapping of the Panamanian territory is expected to resume and to be completed by June 2017. Lastly, Panama received in July 2016 a rescue helicopter as compensation for overcharges related to the original contracts for helicopters and digital mapping. In Italy and in Panama, criminal proceedings concerning alleged corruption involving the three contracts signed by Panama and subsidiaries of Finmeccanica S.p.A. in 2010 remain ongoing.

Law No. 109 of November 25, 2013 created Metro de Panama, S.A., a public company in charge of planning, promoting, managing and executing the Metro system. The company’s stock is 100% owned by the government of Panama. Metro de Panama S.A. announced the public procurement process for Metro line 2 on September 15, 2014. Metro line 2 will provide service to 500,000 inhabitants of east Panama City and will have a direct connection to Metro line 1. Once operational, Metro line 2 is expected to initially be able to transport 15,000 passengers per hour with the ability to transport more than 30,000 passengers per hour in the future. On July 24, 2015, a contract between Metro de Panama. S.A. and Consorcio Linea 2, which consists of Odebrecht S.A. and Fomento de Construcciones y Contratas S.A. (“FCC”), was signed for a total amount of U.S.$2.06 billion, which includes U.S.$205.0 million of financing. Metro de Panama, S.A. has the option to include maintenance for the project for up to U.S.$50.7 million. According to the contract, the works should be completed within 44 months from the issuance of an order to proceed, which occurred on September 7, 2015, implying a contractual due date in May 2019. On May 26, 2016, Consorcio Linea 2 confirmed that Citigroup would no longer participate in the financing of Consorcio Linea 2, which is in the process of obtaining different sources of financing.

On May 26, 2016, President Varela approved the commencement of feasibility studies and the construction of Line 3 of the Metro and the Fourth Bridge over the Panama Canal. These two projects are a fundamental part of the transportation system. The Japanese company T.Y Lin will manage the construction of the Fourth Bridge over the Panama Canal. Nippon Koei, Tonichi

Engineering Consultants and Nippon Koei Latin America will manage the project to construct Line 3 of the Metro through a non-reimbursable cooperation agreement with the Japan International Cooperation Agency, which will finance the construction of the third line project with a loan of up to U.S.$2.6 billion.

On August 6, 2013, the Government approved Law No. 47 to align Panama’s legal framework with international standards for the prevention of the misuse of financial services. The law established that every holder of shares issued in bearer form must appoint an authorized custodian to hold the bearer share certificates. Law No. 47 of 2013 was scheduled to enter into force two years from its enactment, and the process of immobilizing bearer shares issued prior to the enactment of Law No. 47 of 2013 would range from two to five years from the date of its enactment. Law No. 18 of April 23, 2015 modified certain provisions of Law No. 47 of 2013. Entry into force of the new rules became scheduled for May 4, 2015, and bearer share certificates issued prior to May 4, 2015 were required to be replaced by nominative shares or to be deposited with an authorized custodian by December 31, 2015. Bearer share certificates issued after May 4, 2015 must be deposited with an authorized custodian within 20 days from the date the share certificates are approved for issuance. Eligible custodians include local custodians and foreign custodians authorized by law. Local custodians authorized by law consist of general license banks regulated by the Superintendency of Banks of Panama, trusts regulated by the Superintendency, securities houses and central custodians listed and regulated by the Superintendency of Capital Markets, and lawyers and law firms registered in the Fourth Chamber of the Supreme Court of Panama in a special registry created for this purpose. The authorized foreign custodians are banks, trusts and financial intermediaries properly licensed to function and established in jurisdictions of members of the International Financial Action Task Force on Money Laundering or its associate members and that are registered with the Superintendency of Banks of Panama in a special registry for this purpose.

On June 23, 2015, Cabinet Resolution No. 60 authorized the Authority for Public Services and the Ministry of Economy and Finance to modify the national energy tariff for the second half of 2015. This modification included the elimination of the electricity subsidy for industrial and business purposes. Elimination of the electricity subsidy for industrial and business purposes involves closing the Energetic Compensation Fund and the opening of a new fund, the West Tariff Fund. The West Tariff Fund is intended to direct the electricity subsidy to lower income households and to improve the efficiency of public resources. The new tariff scheme for the state allowance included the following policies: customers that consume less than 300 Kw/H of electricity receive a 100% subsidy as of January 2016; customers that consume 301-350 Kw/H of electricity received a 66.7% of subsidy for the first half of 2016, receive a 33.3% subsidy for the second half of 2016, and will receive no subsidy as of January 2017. As of January 2016, customers that consume over 351 Kw/H of electricity receive no electricity subsidy.

On August 2, 2016, the Cabinet approved Decree No. 28, which increased Panama’s general import tariff rates on certain flowers, clinker (cement), coal, and clothing. Decree No. 28, which will not apply to imports that qualify for certain preferential tariff rates, took effect on August 16, 2016 and will remain in effect to December 31, 2016.

On May 19, 2016, the sovereign wealth fund of Panama (Fondo de Ahorro de Panama, “FAP”) announced the appointments of Fred Kardonski, Alvaro Tomas Abrahams and Jean-Pierre Leignadier as members of the board of directors for a period of seven years. The FAP has seven members on its board of directors. New board members are nominated by the President and their appointments are ratified by the National Assembly.

On April 3, 2016, international media published reports regarding an investigation by the International Consortium of Investigative Journalists (the “ICIJ”), the German newspaper Süddeutsche Zeitung and several of their media partners relating to confidential offshore financial arrangements revealed by documents leaked from a law firm that is based in Panama, Mossack Fonseca & Co. As a result of these media reports, on April 8, 2016, the French government added Panama to its list of Non-Cooperative States and Territories for French tax purposes. On May 9, 2016, the ICIJ published a database containing the financial and attorney-client communications that reportedly were leaked from Mossack Fonseca & Co., which involve 214,488 offshore entities in more than 200 countries and territories. The disclosure has had significant consequences for politicians and high profile individuals from around the world whose confidential financial arrangements were made public. In July 2016, the U.S. Department of Justice reportedly began to investigate whether employees of Mossack Fonseca knowingly participated in money laundering and tax evasion.

In response to the disclosure and public criticism that followed, on April 29, 2016, Panama established a special independent committee composed of national and international experts, such as Nobel economics laureate Joseph Stiglitz, to evaluate existing practices and to propose measures to assist Panama in combatting international tax evasion and to strengthen Panama as a global financial center with best practices concerning transparency. The special committee is expected to operate for approximately six to eight months and then to present recommendations to the Panamanian government. Additionally, the Attorney General instructed Javier Carballo, an organized crime public prosecutor, to investigate whether any illegal behavior took place in relation to the activities of Mossack Fonseca & Co. On August 5, 2016, Joseph Stiglitz and Eric Pieth resigned from the special independent committee, expressing concerns relating to the transparency of the work of the committee.

Economic interests controlled by the Waked family form a significant financial and commercial group in Panama, with businesses in banking and securities, real estate, construction, retail, hospitality and media. On May 5, 2016, the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury designated two members of the Waked family as leaders of the Waked Money Laundering Organization (“Waked MLO”), an organization that OFAC determined has participated in trade-based money laundering schemes to launder drug proceeds on behalf of multiple international drug traffickers and their organizations. OFAC designated the Waked MLO, its two leaders, six Panama-based MLO associates, and 68 companies tied to the drug money laundering network each as Specially Designated Narcotics Traffickers pursuant to the Foreign Narcotics Kingpin Designation Act. As a result of the designations, the U.S. government froze all assets of the listed entities and individuals that are under the jurisdiction of the United States or in the control of U.S. persons and generally prohibited U.S. persons from entering into transactions with the listed entities and individuals, absent an appropriate license or other authorization.

The government of Panama has taken steps to mitigate the impact of the designations on third parties and the risk of contagion to the Panamanian economy, and OFAC has issued certain licenses that permit certain economic activities with affected parties. On June 3, 2016, the Superintendency of Banks of Panama issued a statement reiterating the stability and soundness of the Panamanian banking system and stating that the designations do not represent a risk of contagion to the rest of the system. Nevertheless, in view of the scope of the designations and potentially affected business activities, there can be no assurance that the designations will not have a material adverse impact on the real estate market, the retail sector, the level of employment in certain areas, or the Panamanian economy more broadly.

On April 29, 2016, the National Assembly approved Bill No. 305 amending Law No. 22 of June 27, 2006, which regulates public procurement. The objective of the amendment was to improve transparency in the procument process as well as to improve the timelines of procurement procedures. On June 17, 2016, President Varela announced that he would veto Articles 1, 24, 33, 35, 36, 50, 66 and 77 of Bill No. 305, which relate to (i) changing the scope of the previous law; (ii) modifications to the procedures for the publication of requests for bids/proposals, “best offer” bids, framework agreement bids and public good auctions, (iii) new procedures for procurement by the Directorate of Social Insurance of the Ministry of the Presidency and (iv) modifications to requirements for providing security and/or guarantees for certain contracts. President Varela also proposed to the National Assembly a new analysis of Articles 33 and 35 concerning procedures for “best offer” bids and framework agreement bids.

On May 11, 2016, Panama committed to implement, by September 2018, information sharing in accordance with the Common Reporting Standard, which was developed by the governments of OECD and G20 countries for the purpose of obtaining and sharing information from financial institutions and is aimed at enhancing global financial transparency.

On April 27, 2016, Panama entered into a Model I Intergovernmental Agreement with the United States to improve international tax compliance with respect to the Foreign Accounts Tax and Compliance Act (FATCA). This agreement is intended to be the first step for implementation of FATCA in Panama and to initiate the automated exchange of information between Panamanian tax authorities and the U.S. Internal Revenue Service.

On April 20, 2016, Panama and Japan entered into a Tax Information Exchange Agreement, which will follow OECD common reporting standards. On May 20, 2016, Panama announced the conclusion of negotiations for tax treaties with Australia, India and Japan.

On April 6, 2016, the government published Law No. 8, which provides for a new legal and regulatory framework for the Colon Free Zone (“CFZ”). The law reorganizes the CFZ as a state agency, incorporates modifications to the tax and immigration regime to compete more efficiently with other special regime zones, adjusts the activities that businesses may provide in the CFZ, provides anti-money laundering regulations and creates certain fee and tax exemptions.

On April 6, 2016, the government published Law No. 7 as part of an initiative to revitalize the CFZ. In accordance with this new law, Panamanian residents will be permitted to buy up to U.S.$1,000 of tax-free merchandise for personal use per semester. Also, the law provides incentives for infrastructure investments in the CFZ, which will be regulated by the Ministry of Economy and Finance together with the Ministry of Trade and Industry.

On March 31, 2016, Panama announced that it will adhere to the Unified Central America Customs Tariffs, a step required by the Central American Economic Integration Subsystem (Subsistema de Integración Económica Centroamericana, “SIECA”). Panama’s integration to SIECA was authorized by Law No. 26 of April 17, 2013. The process of migrating to the new tariff scheme will be led by the National Customs Authority, an entity that reports to the Ministry of Economy and Finance, and is expected to take effect in September 2016.

On April 22, 2016, Panama signed the Paris Agreement on climate change. Upon signing, Panama became one of 175 initial signatories committed to the reduction of toxic emissions and to environmental management.

The Economy

In the first six months of 2016, estimated GDP growth was 4.9%, compared to 6.1% for the same period in 2015. Inflation, as measured by the average CPI with base year 2013, was 0.1% in the first six months of 2016. At the end of the first quarter 2016, the unemployment rate increased to 5.6% in 2016 from 5.2% in 2015 for the same period.

The transportation, storage and telecommunications sector decreased by an estimated 0.9% for the first six months of 2016 compared to the same period in 2015, primarily due to a decline in the operations of the Panama Canal as a result of a general contraction in worldwide trade services. Mining activities increased by 9.4% in the first six months of 2016 compared to the same period in 2015, reflecting a contribution of 1.9% of GDP, due to the increase of demand of raw materials for the construction industry. The construction sector grew 9.4% in the first six months of 2016 compared to the same period in 2015, primarily due to the execution of public and private projects. The contribution of the construction industry to GDP increased from 15.9% in the first six months of 2015 to 16.6% for the same period in 2016. The financial intermediation sector grew by 6.8% in the first six months of 2016 compared to the same period in 2015 and represented a contribution of 7.9% of GDP in the first six months of 2016, an increase from 7.8% for the same period in 2015. Growth in financial intermediation sector was attributable mainly to banking activity.

The Central Government’s current savings for the first six months in 2016 registered a surplus of U.S.$346 million (0.6% of nominal GDP) compared to a surplus of U.S.$93 million for the same period in 2015 (0.2% of nominal GDP). The Government’s overall deficit decreased from U.S.$1.3 billion in the first six months of 2015 (2.5% of nominal GDP) to a deficit of U.S.$1.2 billion for the same period in 2016 (2.2% of nominal GDP). In the first six months of 2016, Panama’s non-financial public sector balance registered a deficit of U.S.$129 million (0.2% of nominal GDP), a decrease from a deficit for the same period in 2015 of U.S.$647 million (1.2% of nominal GDP).

Estimated nominal GDP for 2015 was U.S.$52,132.3 million, representing 6.12% growth compared to preliminary nominal GDP for year 2014 of U.S.$49,165.8 million. Inflation in 2015, as measured by the Panamanian consumer price index, was 0.2%.

In 2015, Panama’s real GDP grew by 5.8% compared to 6.1% in 2014. Inflation, as measured by the end of period CPI, was 0.2% in 2015. The Central Government’s current savings for 2015 registered a surplus of U.S.$1.16 billion (2.2% of nominal GDP), compared to a surplus of U.S.$1.35.0 billion in 2014 (2.8% of nominal GDP). The Government’s overall deficit increased to U.S.$2.0 billion in 2015 (3.9% of nominal GDP) from U.S.$1.9 billion in 2014 (4.0% of nominal GDP). In 2015, Panama’s nonfinancial public sector balance registered a deficit of U.S.$1.2 billion (2.3% of nominal GDP), a decrease from a deficit of U.S.$1.5 billion (3.2% of nominal GDP) in 2014.

The agriculture sector increased an estimated 0.4% in 2015, compared to 2014, in part due to an increase in the rice area harvested, banana and cantaloupe. The fisheries sector decreased an estimated 4.3% in 2015, compared to 2014, primarily due to low catch of marine species. Commerce increased an estimated 4.9% in 2015, compared to 2014, due to, among others, increases in the sales of textiles, clothing accessories and shoes, food and beverages, tobacco, household goods, pharmaceutical products, hardware, paint and glass products and automobile sales. The hotels and restaurant sector increased an estimated 3.1% in 2015, compared to 2014, primarily due to a 2.6% increase in tourism spending and a 6.9% increase in the number of tourist that visited the country. The real estate sector increased an estimated 6.1% in 2015, compared to 2014, primarily due to an increased level of sale activities in the residential sector that increased in 3.3%.

The Assembly approved Panama’s 2016 budget on October 30, 2015. The 2016 budget contemplates total expenditures of U.S.$20.1 billion, with budget estimates based on an anticipated nominal GDP of U.S.$53.9 billion (6.5% real growth from 2015) and an anticipated consolidated nonfinancial public sector deficit of approximately U.S.$1,032 million (approximately 1.5% of estimated nominal GDP) for 2016. The corresponding fiscal deficit permitted under the Social and Fiscal Responsibility Law is approximately U.S.$804 million. Compliance with the Social and Fiscal Responsibility Law is assessed only against year-end results. Due to the seasonality of revenue receipts and year-end dividend payments, fiscal results expressed as a percentage of GDP have historically improved during the second half of the fiscal year. The 2016 budget allocates public expenditures as follows: 43.3% to the social sector; 11.52% to infrastructure; 10.0% to production/development; 15.6% to general services; and 9.9% to debt service of the nonfinancial public sector.

The preliminary fiscal deficit of the Non-Financial Public Sector for the first six months of 2016 was approximately U.S.$129 million (0.2% of nominal GDP). Article 10 of the Social and Fiscal Responsibility Law, as amended by Law No. 38 of 2012, establishes a ceiling for the fiscal deficit adjusted balance of the Non-Financial Public Sector of 1.5% of nominal GDP projected in the budget for the 2016 fiscal year.

The Non-Financial Public Sector deficit for the six month period ended on June 30, 2016 was U.S.$129 million, a decrease of U.S.$519 from the deficit of U.S.$647 million registered for the same period of 2015. Total Non-Financial Public Sector expenditures for the six month period ended June 30, 2015 were U.S.$5.7 billion, an increase of U.S.$76 million (1.3%) from U.S.$5.6 billion. Total revenue for the six month period ended on June 30, 2016 was U.S.$5.6 billion, an increase of U.S.$595 million (11.8%) from U.S.$5.0 billion for the same period of 2015.

On the expenditure side, Non-Financial Public Sector capital expenses totaled U.S.$1,589 million for the first six months of 2016, an increase of U.S.$6 million (0.0%) compared to U.S.$1,583 million during the same period of 2015. Non-Financial Public Sector current expenses during the six month period ended on June 30, 2016 amounted to U.S.$4.1 billion, a U.S.$69 million (1.7%) increase from U.S.$4.0 billion during the same period of 2015. On the revenue side, tax revenue during the first six months of 2016 was U.S.$2.7 billion, an increase of U.S.$304 million (12.3%) from U.S.$2.4 billion during the first six months of 2015, while non tax revenue was U.S.$607 million, a decrease of U.S.$56 million (-8.4%) from U.S.$663 million for the same period in 2015. Capital revenue during the first six months of 2016 was U.S.$0.

Public Debt

As of June 30, 2016, total public debt was U.S.$21,667.0 million. Internal public debt accounted for 23% of total debt, while external public debt accounted for 77% of total debt. The average maturity of the debt portfolio as of June 30, 2016 was 11.2 years, with an average duration of 8.3 years. As of the second quarter of 2016, Treasury note issuances reached U.S.$602 million and local secondary market transactions reached U.S.$423.7 million.

As of December 31, 2015, total public debt was U.S.$20,221.7 million. Internal public debt accounted for 23% of total debt, while external public debt accounted for 77% of total debt. The average maturity of the debt portfolio as of December 30, 2015 was 11.3 years, with an average duration of 7.9 years. As of December 31, 2015, Treasury note issuances reached U.S.$604 million and local secondary market transactions reached U.S.$533 million.

On March 10, 2016, Panama issued U.S.$1.0 billion aggregate principal amount of its 3.875% Global Bonds due 2028.

Primary market transactions during the first six months of 2016 included the issuance of U.S.$300 million of PABONO 2024 and the reopening of the PANOTA 2019 for U.S.$98.5 million.

On May 13, 2016, Tocumen International Airport, a state-owned enterprise, issued U.S.$575 million of 5.625% secured bonds due 2036. The proceeds will be used for the construction of the South Terminal.

IMF Relationship

Panama is a member of the International Monetary Fund (“IMF”). Under Article IV of the IMF’s Articles of Agreement, the IMF holds bilateral discussions with its member countries, usually every year, to assess their economic health. The IMF concluded its most recent Article IV consultation with Panama on May 23, 2016.

The Panama Canal

The Canal plays a significant role in the Panamanian economy. In the Panama Canal Authority’s (“PCA”) 2015 fiscal year, canal transits increased to 13,874 transits from 13,481 transits in 2014, while cargo tonnage increased to 229.1 million long tons from 227.5 million long tons in 2014. According to the PCA, toll revenues for the fiscal year 2015 reached U.S.$1,994.2 million, an increase of 4.4% compared to fiscal year 2014.

On average, from the Canal’s 2011 fiscal year to the Canal’s 2015 fiscal year, transits through the Canal decreased by 1.4% and cargo tonnage increased by 0.8%. Factors such as the development of alternative land routes and the increasing size of vessels transiting the Canal have contributed to the decrease in the number of vessels required to transport cargo between 2011 and 2015. However, on average, from the Canal’s 2011 fiscal year to the Canal’s 2015 fiscal year, toll revenues have increased by 3.6% per annum, primarily due to an increase in toll rates.

On July 14, 2006, the Assembly approved a U.S.$5.25 billion canal expansion plan, which was approved in a national referendum held on October 22, 2006. On July 15, 2009, the construction of the third set of locks was awarded to the Grupo Unidos por el Canal (“GUPCSA”) consortium, composed of Sacyr Vallehermoso, S.A., Impregilo S.p.A., Jan de Nul n.v., and Constructora Urbana, S.A., for a total base price of approximately U.S.$3.1 billion. The third set of locks began operation on June 26, 2016. The date of completion was delayed on various occasions, in part due to suspension of construction for almost two months because of a series of contractual disputes involving approximately U.S.$1.6 billion of claims or potential claims with respect to cost overruns and a Dispute Adjudication Board (“DAB”) resolution that extended the construction period by 176 days.

As of September 30, 2015, PCA had received claims relating to alleged cost overruns in the Canal expansion project from GUPCSA amounting to U.S.$3,480.8 million. These claims are in different stages of the conflict resolution process established under the contract for construction of the third set of locks.

On March 17, 2015, the PCA submitted a request for arbitration under the International Chamber of Commerce (“ICC”) Rules of Arbitration related to a resolution of the DAB that awarded the contractor a 176-day extension to complete the project and compensation of U.S.$233.2 million. The contractor also filed a request for arbitration to the ICC due to the DAB having not awarded its claim for a 265-day extension and compensation of U.S.$463.9 million.

In January 2016, the DAB issued two decisions regarding certain amounts claimed by GUPCSA. One of the DAB decisions denied all claims presented by GUPCSA in respect of labor costs and benefits arising from an agreement between the Panamanian Chamber of Construction and the SUNTRACS union. In the second DAB decision, GUPCSA claimed labor costs associated with time extensions granted in previous decisions on claims concerning concrete, basalt and a strike by SUNTRACS members based on a contractual clause pertaining to scaling of manual labor costs. The DAB awarded GUPCSA U.S.$24.6 million.

The DAB issued three decisions in July 2016. In one decision, the DAB denied claims by GUPCSA for U.S.$99.0 million and a 76-day contract extension in connection with additional costs that resulted from allegedly unforeseeable and adverse conditions in the Pacific Site. In two other decisions, the DAB awarded U.S.$6.4 million and U.S.$0.4 million for claims based on certain laboratories and the drainage of certain lagoons.

As of July 26, 2016, three vessels were reported to have collided with a wall of the new shipping lane, which has raised safety concerns. According to the PCA, as of July 26, 2016, 55 neopanamax ships had traversed the expanded Canal, including two liquefied natural gas ships, and only one official incident had been registered, which had not led to any claims on behalf of the ship.

On June 28, 2016, the Cabinet approved Cabinet Resolution No. 90, which approved the draft budget of the PCA for the fiscal year ending on September 30, 2017. This budget assumes an increase of 10.6% in transit revenues and an increase of 8.9% in total operating income and projects that dividends to the Central Government at the end of the year will increase by 72.5%. On August 3, 2015, the Assembly approved the PCA’s budget for its fiscal year ending September 30, 2016, allocating U.S.$146.2 million to the Canal’s investment program and U.S.$72.0 million to the Canal’s modernization program.

In April 2016, Cabinet Resolution No. 36 approving a new tolls structure took effect. The new tolls structure affects charges for all segments of the market, except the category of domestic maritime conglomerate. The new tolls are applied to traffic on the ordinary channel, as well as the traffic using the third set of locks that opened in June 2016. The new tolls structure also modified rules for tolls and measurements for the segments of containerships, dry bulk, bulk liquid (tankers and gas tankers), car carriers and ro-ro (roll-on, roll-off) and created a segment for ships carrying liquefied natural gas.

On June 26, 2015, the United States Trade and Development Agency (“USTDA”) awarded a grant to the PCA to support the planning of an LNG import terminal to take advantage of the Panama Canal expansion project. The LNG terminal is anticipated to support the implementation of maritime- and energy-related projects. On July 25, 2016, the Panama Canal marked a new milestone with the first passage of a ship carrying LNG.

TABLE NO. 1

Selected Panamanian Economic Indicators(1)

The following table sets forth Panama’s principal economic indicators for the years 2011 through 2015:

	2011(R)	2012(R)	2013(R)	2014(P)	2015(P)
Economic Data:
GDP (millions, nominal dollars)	$34,374	$39,955	$44,856	$49,166	$52,132
GDP (millions, constant dollars)(2)	$27,349	$29,873	$31,852	$33,780	$35,732
GDP (% change, constant dollars)(2)	11.8%	9.2%	6.6%	6.1%	5.8%
Service Sector (% change, constant dollars)(2)(3)	11.5%	6.9%	3.5%	4.5%	6.3%
Other (% change, constant dollars)(2)(4)	13.0%	17.6%	17.5%	10.8%	3.7%
GDP Per Capita (constant dollars)(2)	$7,344	$7,887	$8,272	$8,632	$8,988
Population (millions)	3.72	3.79	3.85	3.91	3.98
CPI – Period Average (% change)	5.9%	5.7%	4.0%	2.6%	0.2%
Unemployment	4.5%	4.1%	4.1%	4.8%	5.1%
Public Finance:
Total Consolidated Non-Financial Public Sector Revenues (millions)	$7,762	$9,013	$9,950	$10,225	$10,656
Total Consolidated Non-Financial Public Sector Expenditures (millions)(5)	$8,465	$9,564	$10,976	$11,778	$11,880
Overall Surplus (Deficit) (millions)	$(703)	$(551)	$(1,026)	$(1,563)	$(1,042.6)
As % of Current GDP	(2.0)%	(1.4)%	(2.3)%	(3.2)%	(2.0)%
Central Government Surplus (Deficit) (millions)	$(1,108)	$(1,029)	$(1,690)	$(1,945)	$(2,026)%
As % of Current GDP	(3.2)%	(2.6)%	(3.8)%	(4.0)%	(3.9)%
Public Debt (at December 31):
Internal Debt (millions)	$1,904	$3,483	$3,453	$3,879	$4,573
External Debt (millions)	$10,910	$10,782	$12,231	$14,352	$15,648
Public Debt (as % of Current GDP)
Internal Debt	5.5%	8.7%	7.7%	7.9%	8.8%
External Debt	31.7%	27.0%	27.3%	29.2%	30.0%
Total Public Debt (millions)	$12,814	$14,265	$15,684	$18,231	$20,222
Trade Data:
Exports (f.o.b.) Goods(6)(7) (millions)	$16,926	$18,271	$17,057	$15,333	$12,784
Imports (c.i.f.) Goods(6)(7) (millions)	$(24,143)	$(28,140)	$(26,597)	$(25,710)	$(22,492)
Goods Trade Balance(7) (millions)	$(7,217)	$(9,869)	$(9,540)	$(10,337)	$(9,709)
Current Account Surplus(7) (Deficit) (millions)	$(4,993)	$(3,816)	$(4,401)	$(4,794)	$(3,377)
Overall Balance of Payments Surplus (Deficit)(7) (millions)	$(1,717)	$(958)	$(109)	$380	$(1,117)
Total Official Reserves (at December 31) (millions)	$1,772	$2,137	$2,412	$3,509	$3,044

(R)	Revised figures.
(P)	Preliminary figures.
(1)	All monetary amounts in millions of U.S. dollars at current prices, unless otherwise noted.
(2)	Constant GDP figures are based on 2007 constant dollars in chained volume measure.
(3)	Including real estate, public administration, commerce, restaurants and hotels, financial services, the CFZ, the Panama Canal, transportation and communications, public utilities and other services.
(4)	Including mining, manufacturing, agriculture and construction.
(5)	Including interest payments.
(6)	Including the CFZ.
(7)	Figures have been calculated pursuant to the fifth edition of the IMF Balance of Payments Manual.

Sources: Directorate of Analysis and Economic Policies, Office of the Comptroller General, Banco Nacional de Panamá (“BNP”) and Ministry of Economy and Finance.

THE REPUBLIC OF PANAMA

Area and Population

Panama is a republic located on the narrowest point of the Central American isthmus, which connects the continents of North America and South America. It has a coastline of approximately 1,868 miles on the Caribbean Sea and Pacific Ocean and is bordered on the east by Colombia and on the west by Costa Rica. Panama has a national territory of approximately 29,157 square miles situated within its coastline and 345 miles of land borders, and includes numerous coastal islands. The Panama Canal, one of the most important commercial waterways in the world, which connects the Atlantic and Pacific Oceans, bisects the country running northwest to southeast. Panama’s climate is primarily tropical.

As of December 31, 2015, Panama had an estimated population of 4.0 million and a population density of 53.6 people per square kilometer. At December 31, 2015, Panama Province, the Republic’s largest province, was estimated to comprise 52.1% of Panama’s total population. Colón Province, located at the northern terminus of the Panama Canal, was estimated to comprise 7.0% of the total population.

During the period from 2011 to 2015, the population grew by an average of 1.6% per annum. Approximately 64.6% of Panama’s population lives in cities and towns with more than 1,500 inhabitants, and 6.3% of the population is indigenous, some of whom are seeking greater autonomy from the Government. Of the Panamanian population, 27.5% is under 15 years of age, 64.9% is between the ages of 15 and 64, and 7.6% is over the age of 65. Average life expectancy in Panama is 77.8 years. The infant mortality rate is estimated at 14.8 per 1,000 births. Panama’s official language is Spanish.

In 2015, Panama’s GDP in chained volume measure grew by an estimated 5.8% compared to 6.1% in 2014. Inflation, as measured by the average CPI with base year 2013, was 0.2% in 2015. The Central Government’s current savings for 2015 registered a surplus of U.S.$1.17 billion (2.2% of nominal GDP) compared to a surplus of U.S.$1.36 billion in 2014 (2.8% of nominal GDP). The Government’s overall deficit increased to U.S.$2.0 billion in 2015 (3.9% of nominal GDP) from U.S.$1.9 billion in 2014 (4.0% of nominal GDP). In 2015, Panama’s non-financial public sector balance registered an adjusted deficit of U.S.$1.0 billion (2.0% of nominal GDP), a decrease from a deficit of U.S.$1.6 billion (3.2% of nominal GDP) in 2014.

Panama’s estimated per capita GDP for 2015, expressed in chained volume measure, was approximately U.S.$8,988.2. According to the 2010 census, education indicators show that Panama’s literacy rate for people over the age of ten years is approximately 94.5%. Estimates as of December 2015 show that 17.5% of the population is considered to be living in poverty while 7.1% is considered to be living in extreme poverty.

Historical Information

Panama gained independence from Spain in 1821 and subsequently joined the Confederation of Greater Colombia, from which Panama declared its independence on November 3, 1903. Several weeks after gaining independence, Panama signed the Hay/Bunau-Varilla Treaty with the United States, which, among other things, granted the United States the right to occupy a ten-mile wide zone and a concession for the construction, maintenance, operation and protection of the Panama Canal (the “Canal Zone”). See “The Panama Canal—General”.

Panama adopted its first constitution in 1904 and, between 1904 and 1968, Panama generally experienced social and political stability and economic growth under a constitutional democracy. During the period immediately following World War II, the Panamanian military interfered with the civilian government, although this interference largely ended by the mid-1950s. Constitutional government continued until October 1968, when the National Guard mounted a military coup and replaced the civilian government. Although the military made nominal efforts during the late 1970s to return to civilian government, the military generally remained in control of the Government until 1989.

Issues related to control of the Panama Canal and the Canal Zone caused considerable unrest in Panama. In 1977, following 13 years of negotiations, Panama signed treaties with the United States that provided for abolishing the Canal Zone in 1979 and the eventual turnover of the Panama Canal to Panama in 1999. See “The Panama Canal—The Canal Treaty of 1977”.

In 1983, General Manuel Antonio Noriega (“Noriega”) became Commander of the National Guard and assumed effective control of the Government. In the spring of 1987, a political crisis galvanized Noriega opponents and resulted in the formation of a major civilian protest and opposition movement widely supported by civilian organizations, political parties and the business community. This political crisis generated an economic crisis as well.

In response to the ensuing political crisis, in March 1988, the United States suspended its Agency for International Development (“AID”) programs to Panama and blocked preferential sugar quotas, causing further economic disruption. The United States imposed additional economic sanctions that year, including a freeze on all United States payments for the Panama Canal (at that time, approximately U.S.$6 million per month), an order prohibiting American citizens and companies from making payments to the Government and a freeze on all Government accounts (and certain additional assets) in the United States.

In December 1989, relations between Panama and the United States deteriorated, culminating in a United States military intervention that resulted in the removal of Noriega. Guillermo Endara (“Endara”), who had been elected by a significant majority of the popular vote earlier in the year, was subsequently sworn in as President.

Since the end of 1989, Panama has enjoyed political and economic stability under democratically elected governments.

Relations with the United States have been fully restored. Endara finished his presidential term and, in the spring of 1994, orderly national elections were held. Ernesto Pérez Balladares (“Pérez Balladares”), who was elected President with 33% of the vote in May 1994, finished his presidential term in August 1999. Mireya Moscoso (“Moscoso”), who was elected with 44.8% of the vote in May 1999, took office on September 1, 1999 and completed her presidential term on August 31, 2004. On May 2, 2004, Martín Torrijos (“Torrijos”) was elected President with 47.4% of the vote. He took office on September 1, 2004 and completed his presidential term on June 30, 2009. Ricardo Martinelli (“Martinelli”), who was elected President with 60.0% of the vote on May 3, 2009, took office on July 1, 2009 and completed his presidential term on June 30, 2014. President Martinelli was succeeded by President Varela.

The Panamanian military was disbanded in 1990 and, in 1994, by constitutional amendment, the military was abolished. Costa Rica, Panama’s western neighbor, also does not have a military. If Panama were attacked by a foreign force and the neutrality of the Panama Canal were jeopardized, the United States would have the right under treaties related to the Panama Canal to take measures to protect the neutrality of the Canal. The national police force of Panama also has certain defensive capabilities.

Form of Government and Political Parties

Panama is a republic with a representative form of government. In 1972, the original version of the current Constitution was adopted (the fourth in Panama’s history), setting forth the structure of the Government, individual and collective rights and duties, and the division of powers among the executive, legislative and judicial branches.

Executive power is vested in the President and the presidentially-appointed Ministers, who constitute the Cabinet. The President and the Vice President are each elected by direct, universal suffrage for a term of five years. The President and the Vice President may not be reelected to the same office within ten years after the expiration of their term. In the event the President is unable to finish a term, the Vice President would succeed to the presidency.

National legislative power is vested in the Assembly, Panama’s unicameral legislative body. The number of electoral circuits, each comprising an average of approximately 61,840 persons, determines the number of legislators; as of August 2016, the Assembly had 71 seats. The full Assembly is elected by universal suffrage every five years. Members of the Assembly are not subject to limits on the number of terms in office to which they may be elected. The Assembly has, among other powers, the authority to enact legislation, ratify treaties, approve the budget and ratify the appointment of the Comptroller General, the Attorney General and justices of the Supreme Court of Justice (the “Supreme Court”). To be enacted, legislation must be approved after three separate readings by a majority of all legislators or by a majority of legislators present at the session, depending on the substance of the legislation being enacted. The President may veto bills adopted by the Assembly, but the Assembly may override presidential vetoes by a vote of two-thirds of its members. Pursuant to the Constitution, the Assembly may empower the President and the Cabinet to adopt legislation when the Assembly is not in session. The Assembly has the power to amend the Constitution. Amendments to the Constitution may be adopted either by a majority vote of all legislators in two different Assemblies or by a majority vote of all legislators in two sessions of the same Assembly and a public referendum.

On May 4, 2014, Panama held general elections for the offices of President, Members of the Assembly and other regional posts. The then incumbent Vice President, Juan Carlos Varela, was elected President with 39.08% of the vote obtained by the “El Pueblo Primero” alliance composed of the Partido Popular and Partido Panameñista. President Varela took office on July 1, 2014. Of the 71 seats in the Assembly, 26 seats belong to the Partido Revolucionario Democrático (“PRD”), 25 seats belong to Cambio Democrático, 16 seats belong to the Partido Panameñista, two seats belong to the Partido Molirena, one seat belongs to Partido Popular and one representative has no party affiliation. On July 1, 2014, President Juan Carlos Varela appointed Dulcidio De La Guardia as Minister of Economy and Finance. On July 1, 2014, Iván A. Zarak Arias was appointed Vice Minister of Economy and Eyda Varela de Chinchilla was appointed Vice Minister of Finance.

On December 3, 2013, then presidential candidate Varela announced the priorities of his administration in a Plan for the El Pueblo Primero Alliance. The Plan includes, among other initiatives, implementation of price controls on basic foods to reduce the cost of living and initiatives to maintain the growth of the Panamanian economy through public investment projects, such as plans to provide potable water nationwide; to construct Metro lines 2 and 3 to San Miguelito and East and West Panama City; to construct 500 kilometers of new highways, 15 health centers and four hospitals; and to increase the coverage of the irrigation system from 20% to 40% of all cultivated land. The Plan also calls for new rules to increase transparency in the government and to reduce corruption and cronyism.

Judicial power is vested in the Supreme Court and various lower tribunals. The President appoints the nine justices of the Supreme Court for staggered ten-year terms, with two justices being selected every two years, subject to ratification by the Assembly. Lower court judges are appointed by the Supreme Court. The judicial branch prepares its own budget and sends it to the executive branch for inclusion in the general budget presented to the Assembly for approval. The Supreme Court is the final court of appeal and has the power to declare null and void laws, regulations or other acts of the executive or legislative branches that conflict with the Constitution.

Panama is administratively divided into ten provinces and three territories. In each province, executive power is exercised by a Governor who is appointed by the President. There are no provincial legislative or judicial bodies. Provincial governments do not have their own independent budgets. Within each province are municipalities that are, in turn, divided into precincts. Each municipality has a municipal council and a mayor who exercises executive power. Mayors and members of municipal councils are elected by direct, universal suffrage for five-year terms. Municipalities levy and collect municipal taxes and adopt their own budgets for financing local projects.

On October 20, 2015, the Assembly approved Law No. 66, which amends Law No. 37 of 2009, a law that decentralized certain aspects of public administration. Law No. 66 states seven objectives: 1) to amend Law No. 37 of June 29, 2009, which decentralized public administration; 2) to reallocate property taxes between municipalities; 3) to establish a formula for the allocation of property tax for municipalities with less income; 4) to direct the investment of allocated funds to specific areas; 5) to replace the “Decentralizing National Authority” with a “National Secretariat of Decentralization”; 6) to establish a Public Investment Program and Municipal Services and 7) to include special territories that do not have municipalities.

Pursuant to Law No. 66, municipalities receiving less than U.S.$0.5 million annually from property tax collection will receive the difference to reach U.S.$0.5 million. The differential will be obtained from municipalities that receive an excess of U.S.$0.5 million. Municipalities may apply the resources toward education and health; sports and recreation; residential public services; handicap accessibility of public infrastructure; social services; tourism and culture; and social and economic development. Law No. 66 provides for the allocated resources to be transferred to local governments within five days of the end of each quarter.

Foreign Affairs and International Organizations

Panama maintains diplomatic relations with 145 countries. Panama is a charter member of the United Nations (“U.N.”) and a member of various other international organizations, including the IMF and the Inter-American Development Bank (“IADB”). Panama is a founding member of the Organization of American States (“OAS”) and is also a member of the International Bank for Reconstruction and Development (“World Bank”) and the World Bank affiliates, including the International Finance Corporation (“IFC”) and the Multilateral Investment Guaranty Agency (“MIGA”) (collectively, the “World Bank Group”), as well as a member of the San José Pact, under which Venezuela and Mexico agreed to provide the Central American countries and four Caribbean countries with crude oil and petroleum products under preferential terms. On September 6, 1997, Panama acceded to membership in the World Trade Organization (“WTO”).

Panama consults with various international agencies, such as the World Bank Group and the IADB, regarding its economic program, objectives, projections and policies. In recent years, Panama has utilized the IADB and the World Bank Group for significant external financing. See “Public Sector Debt—External Debt”.

In March 2010, Law No. 5 of 2010 was ratified, approving implementing legislation for the Corporación Andina de Fomento (“CAF” or “Development Bank of Latin America”) agreement. CAF is a development bank created in 1970 and owned by 19 sovereigns, 17 from Latin America and the Caribbean and Spain and Portugal, as well as by 13 private banks in the Latin America region and nine Series C shareholders. It promotes sustainable development through credit operations, non-reimbursable resources, and support in the technical and financial structuring of projects in the public and private sectors of Latin America. Panama previously had been a CAF Series C shareholder and, as such, was eligible to receive up to eight times its original investment in CAF. During the general assembly of shareholders in Caracas on March 3, 2010, the President of CAF announced the shareholders’ decision that Panama had met all conditions to qualify as a Series A country member of CAF, including subscribing to at least U.S.$36.0 million in guarantee capital stock. As a Series A country member, Panama has access to higher financing amounts of up to 15% of CAF’s portfolio, which was U.S.$20.25 billion as of December 31, 2015; higher financing possibilities for Panama’s private sector; access to technical cooperation programs; participation as a voting member; and the opportunity to forge better economic and political relationships with the other country members. Panama finalized its membership as a Series A country member of CAF in July 2010. As of June 30, 2016, the Republic had outstanding borrowings of U.S.$892.55 million from CAF. See “Public Sector Debt—External Debt”.

THE PANAMANIAN ECONOMY

General

Panama’s unique geographic position, service economy (including the Panama Canal) and monetary regime anchored on the use of the U.S. dollar as legal tender are major factors in Panama’s economic performance.

Panama has used the U.S. dollar as its legal tender since shortly after gaining its independence in 1903. The national currency, the Balboa, is used primarily as a unit of account linked to the U.S. dollar at a ratio of one dollar per one Balboa. The Government does not print paper currency, although a limited amount of coinage is minted. Panama’s monetary system is based on its Constitution (beginning with the 1904 Constitution, which established the Balboa) and Panamanian laws expressly recognizing the U.S. dollar as legal tender. There are no Panamanian foreign exchange controls or reporting requirements, and capital moves freely in and out of the country, without local currency risk. Under Panama’s unique monetary system, foreign exchange reserves are not needed to support the currency.

The absence of both a national printed currency and a Balboa exchange market diminishes the significance of the balance of payments as an indicator of the Government’s external debt service capacity. Fiscal policy, therefore, is a more relevant indicator of the accumulation and drawdown of Government reserves available for sovereign debt service. Moreover, this monetary system imposes an element of discipline on Panamanian authorities in the areas of monetary and fiscal policy. Panama is limited in its ability to conduct a stimulative monetary policy and can finance public sector deficits only through borrowing.

In 2011, the non-financial public sector registered a deficit of 2.0% of GDP. In 2012, the non-financial public sector registered a deficit of 1.4% of GDP and in 2013 the non-financial public sector registered a deficit of 2.3% of GDP. In 2014, the non-financial public sector deficit increased to 3.2% of GDP. In 2015, the non-financial public sector deficit fell back to 2.0% of GDP.

From 2011 to 2015, Panama experienced an average annual rate of inflation, as measured by the average consumer price index (“CPI”) of 3.7%. In 2015, the annual rate of inflation, as measured by average CPI with a base year of 2013, was estimated at 0.2%.

The Panamanian economy is dominated by a large service sector, which represented 76.8%, 75.1%, 72.9%, 71.9% and 72.2% of GDP in 2011, 2012, 2013, 2014 and 2015, respectively. The manufacturing and agricultural sectors represented far smaller percentages, 5.4% and 2.2%, respectively, in 2015. Historically, the Panamanian economy has been characterized by an imbalance between the open, internationally-oriented service sector and the relatively closed manufacturing and agricultural sectors, where productivity has been lower and government policies may have affected resource allocation. See “Structure of the Panamanian Economy—Principal Sectors of the Economy”. Ongoing investments are designed to promote Panama as a hub for logistic, maritime and air transport services.

While much of the service sector economic activity is represented by activities associated with public administration, commerce and real estate, the significant internationally-oriented activities of this sector distinguish the Panamanian economy, particularly transportation, storage, communication and financial intermediation. The withdrawal of the U.S. military and reversion of facilities in the former Canal Zone, culminating with the reversion of the Canal itself at the end of 1999, had substantial fiscal and macroeconomic impacts on Panama and its economy. These impacts have largely been absorbed by Panama in the years since the withdrawal. In the Canal’s 2015 fiscal year (which ended September 30, 2015), commercial oceangoing traffic registered 13,874 transits, and the Canal’s toll revenue was U.S.$1,994.2 million, representing 3.8% of Panama’s estimated GDP for 2015 measured in nominal dollars.

As a result of the dollar-based economy, the international trade associated with the Panama Canal and the CFZ, and certain legislative initiatives, Panama has also developed an important financial sector that represented 7.4% and 7.7% of GDP in 2014 and 2015, respectively. There is no lender of last resort or deposit insurance in Panama. See “Financial System—The Banking Sector”.

Reforms and Development Programs

Social Security. In December 2005, the Assembly approved Law No. 51, which reformed Panama’s social security system by, among other things, requiring employees to make contributions into the social security system for 20 years (up from the prior 15-year requirement) before becoming eligible to receive benefits and gradually transitioning from a defined benefits system to personal savings accounts. Law No. 51 also established the obligation to support the Disability, Old Age and Death Benefit System (Régimen de Invalidez, Vejez y Muerte (“IVM”)) with annual deposits by the Central Government to an administration and investment trust created for the sustainability of the IVM of U.S.$75 million in each of the years 2007, 2008 and 2009, U.S.$100 million in each of the years 2010, 2011 and 2012, and U.S.$140 million in each of the years 2013 through 2060.

Trade Liberalization. Trade liberalization advanced with Panama’s accession to the WTO, which became effective September 6, 1997. Panama has also negotiated free trade agreements with many of its trading partners, such as the United States, Canada, the European Free Trade Association, Mexico, Colombia, Chile and Central American countries. See “Foreign Trade and Balance of Payments—Tariffs and Other Trade Restrictions”.

Government Procurement. On May 10, 2011, Law No. 22 of 2006, which established a system for government procurement in Panama, was modified by Law No. 48 of 2011. The modification grants the Dirección General de Contrataciones Públicas (“Public Contracting Authority”) the power to impose fines. In addition, it expanded the scope of the law to include regulation of acquisitions by the Caja de Seguro Social (“Social Security Fund” or “CSS”) of pharmaceutical products as well as contracts with funding supplied by foreign governments. Law No. 48 of 2011 also modified provisions that regulate, among other things, exemption from the contractor selection process and the sale of assets under exceptional process, advertising and promotion services contracts.

Export Processing Zones. During 2007, two export processing zones (“EPZs”) were created in Panama. EPZs are well-defined areas for establishing industrial, commercial and service facilities for operation in a free trade system. In June 2007, the Zona Procesadora Chilibre was created and, in August 2007, the Zona Procesadora Colón Maritime Investor, S.A. was created to provide infrastructure, facilities and support systems to attract new business and foreign investments. In June 2009, the Hewlett-Packard Global Services Panama EPZ was created. In August 2013, the Vaguil EPZ was created to implement the Panama Diamond Exchange, which is the first and only Latin American diamond and gemstone bourse recognized by the World Federation of Diamond Bourses. Panama is a member of the Kimberley Process, which is designed to prevent the import of diamonds from conflict areas in Africa. As of September 2016, 83 call centers had official registrations with EPZs.

Fiscal Reforms. On June 5, 2008, Law No. 34 of 2008 was ratified, establishing a Social and Fiscal Responsibility Regime to promote sound fiscal policies and management. This law came into effect on January 1, 2009. The Social and Fiscal Responsibility Regime requires any new government to present, during the first six months of its administration, a multi-year social strategy, a five-year financial plan and the macroeconomic criteria to manage public expenditures and to incentivize current savings. Through Executive Decree No. 689 of December 26, 2014, the Varela administration adopted its five-year Strategic Government Plan, “Un solo país”. The Plan includes the economic and social strategy, the financial program and a five-year indicative public investment plan that establishes the criteria for public expenditure for prioritized sectors, programs and projects. Such prioritized sectors include, among others, transportation, energy, agriculture and tourism, while projects and programs include a project to improve access to potable water and a program to improve education.

In addition to creating the Panama Savings Fund, Law No. 38 of June 5, 2012 amended the Social and Fiscal Responsibility Law in order to set the fiscal deficit ceiling of the non-financial public sector to 2.9% of GDP for 2012, 2.8% for 2013, 2.7% for 2014, 2.0% for 2015, 1.5% for 2016 and 1.0% for 2017. The amendment also allows a temporary suspension of the fiscal deficit ceiling in cases of emergency or a deceleration in economic activity. On November 26, 2012, Cabinet Resolution No. 157 declared a National State of Emergency as a result of severe damage to roads and housing infrastructure in the provinces of Panama and Colón resulting from flooding and landslides from heavy rainfall in November 2012. After a thorough assessment of the situation, the Government estimated that damage caused by this natural event totaled approximately U.S.$123.2 million, or 0.3% of nominal GDP, thereby raising the effective fiscal deficit ceiling of the non-financial public sector for 2012 to 3.1% of nominal GDP. In March 2013, the Cabinet approved an extraordinary credit to the National Budget of U.S.$123.2 million, allocated to several public institutions responsible for the rehabilitation and reconstruction of the damaged infrastructure. The largest amounts of extraordinary funds were allocated to the Ministry of Public Works ($83.8 million) and the Ministry of Housing and Territorial Administration ($24.0 million).

On September 2, 2014, pursuant to Cabinet Resolution No. 152, the Executive approved an approximately U.S.$590 million expenditure reduction plan for 2014 consisting of reductions of U.S.$100 million in current expenditures and U.S.$490 million in the investment budget. The plan called for a freeze on new hiring. The projects that would be subject to budget cuts were those that had not yet started and those designated as low priority. The plan did not affect the debt service budget. The Government was committed to reducing the deficit in light of the 2014 ceiling imposed by the Social and Fiscal Responsibility Law, which was approximately U.S.$1.3 billion for 2014, in light of a preliminary fiscal deficit of the Non-Financial Public Sector for the first six months of 2014 of approximately U.S.$1.5 billion. In September 2014, the Government estimated that the expenditure reduction plan would not, by itself, accomplish the goal of meeting the Fiscal and Social Responsibility Law target and that the deficit might fall within a range of 3.7%-4.2% of GDP. In December 2014, the Government requested that the Assembly increase the 2014 deficit ceiling, but not the deficit ceiling for subsequent years. At the time, the 2014 Central Government deficit was estimated to be U.S.$1.945 million, equivalent to 4.0% of GDP. The Fiscal and Social Responsibility Law provides that five senior economic officials of the Republic, including the Minister of Economy and Finance and the Comptroller General, would be responsible if the deficit ceiling were to be exceeded, but the law does not specify what such responsibility would entail, nor does the law specify any institutional consequences for non-compliance. The Varela administration is considering proposing legislation to make the deficit ceiling more enforceable.

On April 5, 2011, Law No. 31 was ratified, modifying the Panamanian Fiscal Code. The modified law implemented, among other things, a dividend tax for every loan or credit that companies provide to their shareholders. The dividend tax consists of a withholding of 10% of the amount of a loan or credit, irrespective of income. In the case of bearer shares, the dividend tax increased to 20%. Under the modified law, only legal entities producing taxable income that are subject to income tax will be required to pay a Monthly Advance of Income Tax, a tax introduced by Law No. 8 of March 2010.

In August 2012, Law No. 52 eliminated an estimated income tax introduced by Law No. 8 of March 2010 because the tax did not meet the expectations of the authorities and created additional administrative burden for taxpayers and for the revenue authority. The tax was replaced by the previous system of estimating income tax payments based on the previous year’s income.

In May 2015, Law No. 27 established new taxes on non-metallic mining products, such as sand, gravel, quarried stone, limestone, clay and tuff stone. The rates vary according to the kind of mineral. Law No. 27 also established that all coupons and tickets, gaming chips and other documents containing a payment obligation resulting from gambling activities would be subject to a tax rate of 5.5%. Funds collected on these activities will be allocated to finance increases in monthly pension distributions according to the following schedule: monthly distributions of less than U.S.$250.00 will increase by U.S.$50 per month; distributions of U.S.$250.01 to U.S.$270.00 will increase by U.S.$45 per month; distributions of U.S.$270.01 to U.S.$300.00 will increase by U.S.$40 per month; distributions of U.S.$300.01 to U.S.$400.00 will increase by U.S.$30 per month and distributions of U.S.$400.01 to U.S.$1,000.00 will increase by U.S.$20 per month. These increases in pensions represent approximately U.S.$75 million per year.

Social Developments. Panama’s social spending generally focuses on spending in the social sectors of health, education and housing. In 2014 and 2015, social spending represented approximately 49.8% and 41.4% of the Government’s budget, respectively.

In May 1995, the Government created the Development Trust Fund pursuant to Law No. 20, and on June 27, 2000, the Assembly approved Law No. 22, which approved the use of the Development Trust Fund principal for social development programs and infrastructure projects. The laws provided that up to U.S.$200 million could be drawn down from the Development Trust Fund to support infrastructure projects. The disbursements were to be made against invoices presented to the Ministry of Economy and Finance. See “Structure of the Panamanian Economy—The Role of the Government in the Economy”. From 2006 through 2010, funds were available in the following amounts: U.S.$70.0 million to water supply; U.S.$30.0 million to irrigation and agricultural projects; and U.S.$97.0 million to road rehabilitation. During the same period, U.S.$69.8 million had been disbursed to fund water supply projects; U.S.$27.3 million to fund irrigation and agricultural projects; and U.S.$94.5 million to fund road rehabilitation projects. From its inception through December 31, 2010, which was the final year that funds were disbursed from the Development Trust Fund, approximately U.S.$194.3 million were disbursed to support infrastructure projects.

In June 2012, the Government created the FAP pursuant to Law No. 38 of 2012. The initial capital of the FAP came from the Development Trust Fund. The FAP was capitalized and began operations on June 7, 2012. The Development Trust Fund has ceased to exist. According to the FAP’s accumulation rule, every year income from the Canal of up to 3.5% of GDP will be deposited in the National Treasury and any excess over that amount will be transferred to the FAP. The FAP has two main objectives: (1) macroeconomic stability in cases of national emergencies and (2) long-term national savings. The FAP also may repurchase and retire Panama sovereign debt once the size of the FAP reaches 5.0% of GDP. The FAP is managed by the Ministry of Economy and Finance. In addition, Law No. 38 provides for the BNP to serve as the FAP’s Trustee and for an independent Board of Directors to safeguard FAP assets. In 2015, the FAP generated interest of U.S.$20.9 million compared to U.S.$25.8 million in 2014 and had net assets of U.S.$1,225.0 million, a decrease of 4.8% from U.S.$1,286.4 million in 2014 due to an increase in accounts payable to asset managers.

Law No. 87 of December 4, 2012 modified article 5 of Law No. 38 of 2012. This change affected only the rules relating to the withdrawal of funds from the FAP, restricting the possibility of using funds immediately in respect of natural disasters. In August 2013, Law No. 48 was approved, which further modified Law No. 38 of 2012. The amendment establishes that funds resulting from future sales of government-owned companies will be accumulated in the FAP and may only be used to finance reconstruction efforts for damage caused by natural disasters when such damage represents at least 0.5% of nominal GDP.

The President appointed the first board of directors of FAP and the board appointed the first Technical Director of FAP, effective April 15, 2013, who is responsible for the management of the financial assets of FAP. On May 19, 2016, the FAP announced the appointments of Fred Kardonski, Alvaro Tomas Abrahams and Jean-Pierre Leignadier as members of the board of directors for a period of seven years.

On August 4, 2009, Law No. 44 of 2009 was ratified, establishing a Special Program of Economic Assistance under the Ministry of Social Development. The program consists of issuing a monthly payment of U.S.$100 to all Panamanians who are 70 years or older and who do not receive retirement or pension benefits. With this program, the Government seeks to improve the quality of life for the elderly currently living in poverty. Law No. 15 of 2010 decreased the eligible age to 65 years. In August 2013, Cabinet Resolution No. 147 authorized the Minister of Social Development to propose a modification of Law No. 86 of November 2010 to raise this monthly installment by U.S.$20 to U.S.$120, beginning in fiscal year 2014. Since January 2014, the Ministry of Social Development has been paying U.S.$120 monthly to the program’s beneficiaries.

On August 25, 2009, Executive Decree No. 55 created the Fondo Solidario de Vivienda under the Ministry of Housing. This fund gives low-income families up to U.S.$5,000 per family to use on the purchase of a home not to exceed U.S.$30,000. This contribution was given to families that have an income of less than U.S.$800 a month. In 2011, Executive Decree No. 55 was modified to increase the maximum value of a property to U.S.$35,000. Through Executive Decree No. 393 of December 16, 2014, the contribution from the Fondo Solidario de Vivienda was increased to U.S.$10,000 per family to use on the purchase of a home not to exceed U.S.$50,000. This contribution is made available to families that have an income of less than U.S.$1,200 per month.

Environmental Law. During 2008 and 2009, numerous executive decrees were enacted concerning environmental policies, including decrees relating to the protection of whale sharks, establishing a national committee on climate change and changing the general environmental law. In addition, many resolutions were enacted in 2009, including resolutions for protection of specific regions, for a management plan for a national park and for wildlife preservation. Through Law No. 8 of March 25, 2015, the Ministerio de Ambiente (“Ministry of Environment”) was created to direct matters related to the protection, conservation, preservation and restoration of the environment and the sustainable use of natural resources to promote compliance with laws and with the National Environment Policy. This new Ministry replaces the former Autoridad Nacional del Ambiente (National Authority of Environment).

Infrastructure. Since 2007, Panama has experienced a significant increase in infrastructure development spending. In 2008, the Ministerio de Obras Públicas (“Ministry of Public Works” or “MOP”) invested U.S.$248.2 million in projects relating to the construction, rehabilitation and maintenance of all national highways, consisting of 13,615 kilometers of transportation networks. In April 2009, the first phase of the 42 kilometer trans-isthmus toll road connecting Panama City and Colón, referred to as the Madden-Colón highway, became operational. The first phase of the Madden-Colón highway cost approximately U.S.$299.6 million and connects Madden to Quebrada Lopez. In July 2012, the second phase of the Madden-Colón highway, connecting Quebrada Lopez to Cuatro Altos, was completed following an investment of approximately U.S.$213.6 million.

During the first quarter of 2011, the Government created an autonomous public entity, Empresa Nacional de Autopistas (“ENA”), to provide the financing for, and to acquire ownership of, the Corredor Sur and Corredor Norte toll highways in Panama. The Republic subsequently separated the acquisition of the Corredor Sur and Corredor Norte toll roads into two stand-alone transactions. On August 12, 2011, ENA acquired Corredor Sur, and on August 18, 2011, ENA successfully issued and placed U.S.$395.0 million in bonds to finance the acquisition of the toll road. The Government contributed U.S.$50 million to ENA in connection with the purchase. The transaction was finalized on August 24, 2011. Subsequently, ENA entered into agreements during the second quarter of 2012 for the acquisition of Phases I and IIA and the Panama-Madden segments of Corredor Norte, for a purchase price of U.S.$647 million. ENA issued U.S.$600 million in bonds and the Government contributed approximately U.S.$76.2 million in connection with the purchase. The transaction was completed in October 2012. On February 15, 2013, ENA Este S.A., a subsidiary of ENA, acquired the concessions for Phase IIB, also referred to as ENA Este. Ena Este is an expansion of Corredor Norte that will connect with the Panamerican Highway, itself a continuation of Corredor Sur, and is intended mainly for purposes of commuting, with an expectation that 90% of the traffic will be composed of automobiles. Principal construction began in March 2012 and was completed in November 2015. The government did not contribute directly to the construction of the road. In October 2012, the concession was transferred from ENA Este S.A. to the ENA Este Trust, which issued U.S.$212.0 million senior secured notes in March 2014 as part of the financing for construction of the road.

On July 2, 2009, Executive Decree No. 150 created the Secretariat of the Metro for Panama, which is part of the Ministry of the Presidency and is responsible for the organization and execution of all actions necessary with respect to the design, execution, administration, operation and maintenance of the metro transportation system project, known as “El Metro de Panamá”. The first line, Metro line 1, was constructed by a consortium, “Consorcio Linea Uno”, that consisted of Odebrecht, S.A. (a Brazilian company) and FCC (a Spanish company). Construction started in March 2011 was completed in 2014, and Metro line 1 was inaugurated on April 5, 2014. The cost of the first phase was approximately U.S.$1.88 billion, which the government financed through central government borrowings from multilateral and bilateral lending institutions. See “Public Sector Debt—External Debt.”

Law No. 109 of November 25, 2013 created Metro de Panama, S.A., a public company in charge of planning, promoting, managing and executing the Metro system. The company’s stock is 100% owned by the Government. Metro de Panama S.A. announced the public procurement process for Metro line 2 on September 15, 2014. Metro line 2 will provide service to 500,000 inhabitants of east Panama City and will have a direct connection to Metro line 1. Once operational, Metro line 2 is expected to initially be able to transport 15,000 passengers per hour with the ability to transport more than 30,000 passengers per hour in the future. Three bids were received on

February 12, 2015 from Consortium Consorcio UTE PANAMA II, consortium Consorcio Linea 2 and consortium PANAmetro-Consorcio Internacional Metro de Panama L2. On May 14, 2015, the results from the technical proposals and price verification were published. The highest valued bid came from Consorcio Linea 2, which consists of Odebrecht and FCC, the same contractors that constructed Metro line 1. The consortium PANAmetro-Consorcio Internacional Metro de Panama L2 filed a claim to the Public Contracting Authority against the technical proposal evaluation report. The claim was dismissed and the project was adjudicated to Consorcio Linea 2 for a total amount of U.S.$1.86 billion. On July 24, 2015, the contract between Metro de Panama. S.A. and Consorcio Linea 2 was signed for a total amount of U.S.$2.06 billion, which includes U.S.$205.0 million of financing. Metro de Panama, S.A. has the option to include maintenance for the project for up to U.S.$50.7 million. According to the contract, the works should be completed within 44 months from the issuance of an order to proceed, which occurred on September 7, 2015, implying a contractual due date in May 2019. On May 26, 2016, Consorcio Linea 2 confirmed that Citigroup would no longer participate in the financing of Consorcio Linea 2, which is in the process of obtaining different sources of financing.

In April 2016, a loan agreement between Metro de Panama S.A. and the Japan International Cooperation Agency (“JICA”) was signed for a total amount up to U.S.$2,600 million for the construction of Line 3 of the Metro of Panama. The agreement includes U.S.$35 million of non-reimbursable technical cooperation funds for the hiring of a Project Manager. On May 26, 2016, JICA contracted a consortium to serve as Project Manager, consisting of Nippon Koei Co. Ltd., Tonichi Engineering Consultant Inc. and Nippon Koei Latin America – Caribbean Co. Ltd. The services from the Project Manager are expected to have a duration of approximately 79 months from May 2016. The project is expected to begin implementation in 2017 and to start operations by 2021.

In September 2012, Odebrecht, a Brazilian construction company, won a bid to build a second terminal for Tocumen International Airport that will be called the South Terminal. Construction of the South Terminal started in March 2013. As of June 2016, construction of the South Terminal was 56.9% complete. The expansion is projected to be complete by the end of 2017, at which point Tocumen International Airport will have the capacity to transport more than 20 million passengers per year. The total estimated cost of the airport expansion is expected to be approximately U.S.$872 million. On May 13, 2016, Tocumen International Airport, a state-owned enterprise, issued U.S.$575 million of 5.625% secured bonds due 2036. The proceeds will be used for the construction of the South Terminal.

Proyecto Mesoamérica (“Mesoamerica Project”). The Mesoamerica Project resulted from the expansion of an initiative that began in 2001, the Puebla-Panama Plan. In June 2001, Panama, Mexico, Nicaragua, Guatemala, Honduras, El Salvador, Belize and Costa Rica signed the Puebla-Panama Plan, which was a development plan to be supported by up to U.S.$2 billion in loans from the IDB and other multilateral organizations. The plan would lead to joint management of natural resources and infrastructure projects, such as highways, roads, electricity, seaports, airports, gas pipelines and communications, as well as a plan for environmental protection. In 2008, the presidents of the countries in Central America, Colombia and Mexico agreed to restructure the Puebla-Panama Plan into the Mesoamerica Project, seeking to strengthen regional integration and to create new opportunities among the member countries. In 2009, the presidents of Belize, Colombia, Costa Rica, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Panama and the Dominican Republic adopted the institutional framework for the Mesoamerica Project.

One of the initiatives of the Mesoamerica Project is a regional electricity market (“MER”). The MER includes the construction of an Energy Transmission System for the Central American Countries (Sistema de Interconexión Eléctrica para los Países de América Central, “SIEPAC”) and energy transmission systems between Mexico and Guatemala (already in operation) and between Panama and Colombia. SIEPAC’s construction began in 2006 under the Puebla-Panama Plan and continued under the Mesoamerica Project. In October 2014, the SIEPAC was completed and fully operational.

In June 2013, the regulatory framework for the Central American Regional Electricity Market entered into effect. The total cost of the project was U.S.$505 million.

Panama will have the first energy generation plant based on natural gas in Central America, located in Telfers Island, in the province of Colón. The project represents an investment of U.S.$1,150 million and will strengthen the country’s energy matrix with 381 MW by joining the National Energy Plan 2015-2050. This project also represents the possibility of converting Panama into a hub of distribution of Liquefied Natural Gas for the region.

Prevention of Money Laundering and Other Crimes. In April 2009, the Group of Twenty Finance Ministers and Central Bank Governors (“G-20”) announced an agreement targeting tax havens. The G-20 noted that the Organisation for Economic Co-operation and Development (“OECD”), had published a “grey list” of approximately 40 jurisdictions, including Panama, that committed to internationally agreed-upon tax reporting standards, but had not yet fully implemented them.

As of September 2016, Panama has signed Tax Exchange of Information Agreements with Canada, Denmark, Faroe Islands, Finland, Greenland, Iceland, Japan, Norway, Sweden and the United States. Panama has treaties for the avoidance of double taxation and prevention of fiscal evasion that have entered into force with 23 governments. On June 7, 2011, after signing a tax information exchange agreement with France, Panama was removed from the OECD “grey list” and added to the OECD’s list of jurisdictions considered to have substantially implemented tax reporting standards.

In June 2014, the Financial Action Task Force (“FATF”), an intergovernmental body developing and promoting policies to combat money laundering and terrorist financing, placed Panama on its list of jurisdictions with strategic AML and CFT deficiencies, also commonly referred to as the grey list. In June 2014, Panama made a high-level political commitment to work with the FATF and the Grupo de Acción Financiera de Sudamérica to address its strategic AML/CFT deficiencies.

Law No. 23 of April 27, 2015 created a regulatory framework for various supervisory agencies, individuals and legal entities to monitor, control, promote and strengthen international cooperation in the prevention of money laundering, financing of terrorism and proliferation of weapons of mass destruction. Law No. 23 created mechanisms for national coordination by establishing institutions, methodologies, principles and obligations for collecting, receiving and analyzing financial intelligence information, as well as criteria for the imposition of sanctions. The Coordination System comprises a National Commission, the Financial Intelligence Unit and Supervisory Agencies, which are responsible for defining strategies and policies and implementing regulations under Law No. 23 for both financial and non-financial actors.

On February 19, 2016, the FATF removed Panama from the grey list and published a notice welcoming Panama’s significant progress in improving its AML and CFT regime. The Government will continue to work with the FATF on Latin America (GAFILAT) to implement legislative and regulatory reforms.

On April 29, 2016, the Vice Minister of Economy, Ivan Zarak, presented to the United Nations Forum of the Economic and Social Council the recent actions taken by Panama to achieve removal from the FATF grey list and to improve financial transparency. Among the key elements highlighted by Vice Minister Zarak was the signature of 30 bilateral double taxation and exchange of information agreements since 2009.

On April 27, 2016, Panama entered into a Model I Intergovernmental Agreement with the United States to improve international tax compliance with respect to the Foreign Accounts Tax and Compliance Act (“FATCA”). This agreement is intended to be the first step for implementation of FATCA in Panama and to initiate the automated exchange of information between Panamanian tax authorities and the U.S. Internal Revenue Service.

Economic Performance—2011 Through 2015

Economic Performance in 2011. In 2011, Panama’s real GDP grew by 11.8% compared to 5.8% in 2010. Average inflation was 5.9% in 2011. The unemployment rate decreased from 6.5% in 2010 to 4.5% in 2011.

The transportation, storage and telecommunications sector grew by an estimated 13.6% in 2011 compared to 2010 (contributing 16.0% of GDP in 2011, compared to 15.7% in 2010) due to the dynamics in the telecommunications sector, mainly the growth in prepaid and contract cell phones, Internet services and international phone calls. Mining activities increased 22.1% in 2011 compared to 2010, reflecting a contribution of 1.2% of GDP, due to an increase in the exportation of gold and demand for basic materials for construction. The construction industry grew by 22.1% in 2011 compared to 2010, primarily due to large-scale projects by the Government such as the expansion of the Panama Canal, the expansion of Tocumen International Airport, and Saneamiento de la Bahía (the “Panama City and Bay sanitation project”). The contribution of the construction industry to GDP increased from 9.3% in 2010 to 10.2% in 2011. The public utilities sector grew by 17.6% in 2011 compared to 2010, representing a contribution of 3.4% of GDP in 2011, an increase from 3.3% in 2010. In 2011, the primary sector increased an estimated 4.6% from 2010. The agriculture sector increased 4.6% in 2011, representing 2.8% of GDP in 2011 compared to 3.0% in 2010. Growth in the agriculture sector was due in part to greater rice and corn harvests. Fishing activity recorded a 16.5% decline in 2011 compared to 2010, due to a decrease in catches of different species and lower exports of shrimp and fish for industrial use.

The manufacturing sector increased 6.0% in 2011 compared to 2010 (contributing 6.5% of GDP in 2011, compared to 6.8% in 2010) due in part to increased processing of meat and production of ethyl alcohol. The activities of the financial intermediation sector increased 7.3% in 2011 compared to 2010 (contributing 7.5% of GDP in 2011, compared to 7.8% in 2010) due in part to an increase in banking activity, including an increase in commissions.

The Government’s current savings for 2011 registered a surplus of U.S.$1.4 billion (4.0% of nominal GDP) compared to a surplus of U.S.$1.1 billion in 2010 (4.0% of nominal GDP). The Government’s overall deficit increased from U.S.$682.6 million in 2010 (2.4% of nominal GDP) to a deficit of U.S.$1.1 billion in 2011 (3.2% of nominal GDP). In 2011, Panama’s non-financial public sector balance registered a deficit of U.S.$703.1 million (2.0% of nominal GDP), an increase from a deficit of U.S.$511.7 million (1.8% of nominal GDP) in 2010.

Economic Performance in 2012. In 2012, Panama’s real GDP grew by an estimated 9.2% compared to growth of 11.8% in 2011. Average inflation was 5.7% in 2012. The unemployment rate decreased from 4.5% in 2011 to 4.1% in 2012.

The transportation, storage and telecommunications sector grew by an estimated 4.2% in 2012 compared to 2011 (contributing 15.3% to estimated GDP in 2012, compared to 16.0% in 2011) due to increased volumes of passengers using Tocumen International Airport, as Panama has grown as a regional hub. Mining activities increased 25.3% in 2012 compared to 2011, reflecting a contribution of 1.4% of GDP, due to increased extraction of raw materials, mainly sand and stone, in response to increased demand by the construction industry, and increased gold and silver extraction. The construction industry grew by 28.2% in 2012 compared to 2011, primarily due to the execution of large-scale public and private infrastructure projects, such as the Panama Metro, the Panama City and Bay sanitation project and residential and nonresidential buildings. The contribution of the construction industry to GDP increased from 10.2% in 2011 to 12.0% in 2012. The public utilities sector grew 11.3% in 2012 compared to 2011, representing a contribution of 3.5% of GDP in 2012, an increase from 3.4% in 2011. In 2012, primary activities increased an estimated 7.5% from 2011. Agriculture sector output increased 2.2% in 2012 over 2011 and represented 2.6% of GDP in 2012, compared to 2.8% in 2011. Growth in the agriculture sector was due to exports of non-traditional products, such as pineapple and watermelon, and growth in local demand for sugar cane and bananas. During 2012, fisheries registered a decline, decreasing by 5.2%.

The manufacturing sector grew 7.9% in 2012, compared to 2011 (contributing 6.4% of GDP in 2012, compared to 6.5% in 2011) due to an increase in meat processing, dairy products activities and the production of cement. Activities of the financial intermediation sector increased 9.5% in 2012 compared to 2011 (contributing 7.5% of GDP in 2012, the same level registered in 2011) due to increased banking commissions and fees derived from credit growth, mainly related to mining, trade and mortgage activities.

The Central Government’s current savings for 2012 registered a surplus of U.S.$1.9 billion (4.8% of nominal GDP) compared to a surplus of U.S.$1.4 billion in 2011 (4.0% of nominal GDP). The Government’s overall deficit decreased from U.S.$1.1 billion in 2011 (3.2% of nominal GDP) to a deficit of U.S.$1.0 billion in 2012 (2.6% of nominal GDP). In 2012, Panama’s non-financial public sector balance registered a deficit of U.S.$550.6 million (1.4% of nominal GDP), a decrease from a deficit in 2011 of U.S.$703.1 million (2.0% of nominal GDP).

Economic Performance in 2013. In 2013, Panama’s real GDP grew by an estimated 6.6% compared to 9.2% in 2012. Inflation, as measured by the average CPI, was 4.0% in 2013. The unemployment rate remained at 4.1%, the same level as 2012.

Mining activities increased 22.6% in 2013 compared to 2012, reflecting a contribution of 1.6% of GDP, due to increased extraction of raw materials, mainly sand and stone in response to increased demand by the construction industry, and increased gold and silver extraction. The construction sector grew by 31.1% in 2013 compared to 2012, primarily due to the execution of large-scale public and private infrastructure projects, such as the Panama Metro, the Panama Canal expansion project and residential and non-residential buildings. The contribution of the construction industry to GDP increased from 12.0% in 2012 to 14.7% in 2013. The financial intermediation sector grew by 8.0% in 2013 compared to 2012, representing a contribution of 7.6% of GDP in 2013, an increase from 7.5% in 2012, primarily due to strong performance of the International Banking Center as well as increased banking commissions and other revenues.

The transportation, storage and telecommunications sector grew by an estimated 1.6% in 2013 compared to 2012 (contributing 14.5% to estimated GDP in 2013, compared to 15.3% in 2012) due to increased volumes of passengers using Tocumen International Airport, benefiting from Panama’s growth as a regional hub. The public utilities sector grew by 9.3% in 2013 compared to 2012, representing a contribution of 3.6% of GDP in 2013, an increase from 3.5% in 2012. In 2013, primary activities increased an estimated 9.5% from 2012. Agriculture sector output increased 1.5% in 2013 compared to 2012 and represented 2.5% of GDP in 2013, compared to 2.6% in 2012. Growth in the agriculture sector was due to exports of non-traditional products, such as pineapples and watermelons, and growth in local demand for sugar cane and bananas. Fisheries registered an increase of 14.1% due to a higher number of commercial species caught and increased exports of byproducts from industrial fishing, shrimp and tuna.

The manufacturing sector grew 1.3% in 2013 compared to 2012 (contributing 6.1% of GDP in 2013, compared to 6.4% in 2012) due to an increase in the production of cement, concrete and non-alcoholic beverages.

The Central Government’s current savings for 2013 registered a surplus of U.S.$2.0 billion (4.5% of nominal GDP) compared to a surplus of U.S.$1.90 billion in 2012 (4.8% of nominal GDP). The Government’s overall deficit increased from U.S.$1.0 billion in 2012 (2.6% of nominal GDP) to a deficit of U.S.$1.7 billion in 2013 (3.8% of nominal GDP). In 2013, Panama’s non-financial public sector balance registered a deficit of U.S.$1.0 billion (2.3% of nominal GDP), an increase from the 2012 deficit of U.S.$550.6 million (1.4% of nominal GDP).

Economic Performance in 2014. In 2014, Panama’s real GDP grew by an estimated 6.1%, compared to 6.6% in 2013. Inflation, as measured by the average CPI with base year 2013, was 2.6% in 2014. The unemployment rate increased to 4.8% in 2014 from 4.1% in 2013.

The transportation, storage and telecommunications sector grew by an estimated 5.5% in 2014 compared to 2013 (contributing 14.5% of estimated GDP in 2014, approximately the same contribution as in 2013) driven mainly by the performance of ports, the Panama Canal and passenger air transportation. Mining activities increased by 17.0% in 2014 compared to 2013, reflecting a contribution of 1.8% of GDP, due to rock and sand extraction utilized by the construction industry. The construction sector grew by 14.0% in 2014 compared to 2013, primarily due to the execution of public and private projects, mainly residential and non-residential, and to the rehabilitation of road infrastructure performed by the Government. The contribution of the construction industry to GDP increased from 14.7% in 2013 to 15.8% in 2014. The financial intermediation sector grew by 3.1% in 2014 compared to 2013 and represented a contribution of 7.4% of GDP in 2014, a decrease from 7.6% in 2013. Growth in the financial intermediation sector was mainly due to increased banking sector activity.

The manufacturing sector grew by 0.9% in 2014 compared to 2013 (contributing 5.8% of GDP, compared to 6.1% in 2013) due to an increase in the production, processing and conservation of poultry meat and fish.

The Central Government’s current savings for 2014 registered a surplus of U.S.$1.4 billion (2.8% of nominal GDP) compared to a surplus of U.S.$2.0 billion in 2013 (4.7% of nominal GDP). The Government’s overall deficit increased from U.S.$1.9 billion in 2014 (4.0% of nominal GDP) to a deficit of U.S.$2.0 billion in 2015 (3.9% of nominal GDP). In 2015, Panama’s non-financial public sector balance registered an adjusted deficit of U.S.$1.0 billion (2.0% of nominal GDP), a decrease from a deficit in 2014 of U.S.$1.6 billion (3.2% of nominal GDP).

Economic Performance in 2015. In 2015, Panama’s real GDP grew by an estimated 5.8%, compared to 6.1% in 2014. Inflation, as measured by the average CPI with base year 2013, was 0.2% in 2015. The unemployment rate slightly increased to 5.1% in 2015 from 4.8% in 2014.

The transportation, storage and telecommunications sector grew by an estimated 4.7% in 2015 compared to 2014 (contributing 14.3% of estimated GDP in 2015, approximately the same contribution as in 2014) driven mainly by the performance of ports, the Panama Canal, the passenger air transportation and the expansion of mobile services demand. Mining activities increased by 7.0% in 2015 compared to 2014, reflecting a contribution of 1.8% of GDP, due to the increase of demand of raw materials for the construction industry. The construction sector grew by 6.8% in 2015 compared to 2014, primarily due to the execution of public and private projects. The contribution of the construction industry to GDP increased from 15.8% in 2014 to 16.0% in 2015. The financial intermediation sector grew by 10.4% in 2015 compared to 2014 and represented a contribution of 7.7% of GDP in 2015, an increase from 7.4% in 2014. Growth in financial intermediation sector was mainly due to banking sector activity.

The manufacturing sector decreased by 1.3% in 2015 compared to 2014 (contributing 5.4% of GDP compared to 5.8% in 2014) due to lower exports and increased competition from international markets.

The Central Government’s current savings for 2015 registered a surplus of U.S.$1.17 billion (2.2% of nominal GDP) compared to a surplus of U.S.$1.36 billion in 2014 (2.8% of nominal GDP). The Government’s overall deficit increased from U.S.$1.9 billion in 2014 (4.0% of nominal GDP) to a deficit of U.S.$2.0 billion in 2015 (3.9% of nominal GDP). In 2015, Panama’s non-financial public sector balance registered an adjusted deficit of U.S.$1.0 billion (2.0% of nominal GDP), a decrease from a deficit in 2014 of U.S.$1.6 billion (3.2% of nominal GDP).

Economic Performance in the first six-month period of 2016.

In the first six months of 2016, estimated GDP growth was 4.9%, compared to 6.1% for the same period in 2015. Inflation, as measured by the average CPI with base year 2013, was 0.1% in the first six months of 2016. At the end of the first quarter 2016, the unemployment rate increased to 5.6% in 2016 from 5.2% in 2015 for the same period.

The transportation, storage and telecommunications sector decreased by an estimated 0.9% for the first six months of 2016 compared to the same period in 2015, primarily due to a decline in the operations of the Panama Canal as a result of a general contraction in worldwide trade services. Mining activities increased by 9.4% in the first six months of 2016 compared to the same period in 2015, reflecting a contribution of 1.9% of GDP, due to the increase of demand of raw materials for the construction industry. The construction sector grew 9.4% in the first six months of 2016 compared to the same period in 2015, primarily due to the execution of public and private projects. The contribution of the construction industry to GDP increased from 15.9% in the first six months of 2015 to 16.6% for the same period in 2016. The financial intermediation sector grew by 6.8% in the first six months of 2016 compared to the same period in 2015 and represented a contribution of 7.9% of GDP in the first six months of 2016, an increase from 7.8% for the same period in 2015. Growth in financial intermediation sector was attributable mainly to banking activity.

The Central Government’s current savings for the first six months in 2016 registered a surplus of U.S.$346 million (0.6% of nominal GDP) compared to a surplus of U.S.$93 million for the same period in 2015 (0.2% of nominal GDP). The Government’s overall deficit decreased from U.S.$1.3 billion in the first six months of 2015 (2.5% of nominal GDP) to a deficit of U.S.$1.2 billion for the same period in 2016 (2.2% of nominal GDP). In the first six months of 2016, Panama’s non-financial public sector balance registered a deficit of U.S.$129 million (0.2% of nominal GDP), a decrease from a deficit for the same period in 2015 of U.S.$647 million (1.2% of nominal GDP).

The Government has entered into various turnkey and deferred payment contracts with multiyear completion and payment schedules. Under Panamanian law, the contracts must receive priority over other capital expenditures in the preparation of the budget. The contracts include certain infrastructure projects, such as highways, hospitals, national security infrastructure, sports facilities and a convention center. According to Panamanian law, the amount of the government’s total commitments under these contracts must be included in the Republic’s budget for the year in which each payment is due and they are not categorized as debt instruments. As of July 2016, the total estimated amount of payments scheduled under outstanding turnkey and deferred payment contracts from 2017 to 2022 is approximately U.S.$892.7 million.

The following table sets forth Panama’s principal price indicators for each of the years 2011 through 2015:

TABLE NO. 2

Inflation

(percentage change from previous period)

	2011	2012	2013	2014	2015
Annual Percentage Change:
Consumer Price Index	5.9%	5.7%	4.0%	2.6%	0.2%
Wholesale Price Index:	11.9	4.7	0.1	(1.6)	(5.7)
Imports	17.1	5.2	(1.9)	(4.7)	(12.0)
Industrial products	6.7	4.0	2.2	0.8	(0.4)
Agricultural products	3.3	5.4	4.0	6.6	6.1

(1)	CPI inflation base year for years 2010-2013 is 2002, for year 2014 and 2015 is 2013.

Source: Office of the Comptroller General.

The following tables set forth Panama’s GDP, including sectoral origin (in dollars and as a percentage of GDP) and percentage change from 2011 to 2015:

TABLE NO. 3

Gross Domestic Product

	2011(R)	2012(R)	2013(R)	2014(R)	2015(P)
Gross Domestic Product in chained volume measure (millions of dollars)(1)	$27,348.8	$29,873.0	$31,851.9	$33,780.0	$35,731.6
% Change over Previous Year	11.8%	9.2%	6.6%	6.1%	5.8%
Gross Domestic Product (millions of dollars in nominal prices)	$34,373.8	$39,954.8	$44,856.2	$49,165.8	$52,132.3
% Change over Previous Year	18.9%	16.2%	12.3%	9.6%	6.0%

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Figures are based on 2007 constant dollars.

Source:	Office of the Comptroller General.

TABLE NO. 4

Sectoral Origin of Gross Domestic Product

(in millions of dollars)(1)

	2011(R)	2012(R)	2013(R)	2014(R)	2015(P)
Primary Activities:
Agriculture	$761.8	$778.6	$790.4	$800.1	$803.3
Fisheries	152.7	144.8	165.3	232.3	222.3
Mining	335.2	420.2	515.2	602.8	645.0
Total	$1,249.7	$1,343.6	$1,470.9	$1,635.3	$1,670.6
Industrial Activities:
Manufacturing	$1,773.1	$1,913.8	$1,939.1	$1,956.7	$1,930.5
Construction	2,793.0	3,581.4	4,694.6	5,351.9	5,716.9
Total	$4,566.1	$5,495.2	$6,633.7	$7,308.6	$7,647.4
Services:
Public utilities	$941.8	$1,047.9	$1,145.4	$1,199.0	$1,362.4
Commerce, restaurants and hotels	6,207.0	6,829.2	6,856.0	6,927.2	7,250.6
Transportation, storage and communications	4,374.9	4,558.6	4,632.2	4,887.1	5,115.0
Financial intermediation	2,053.8	2,249.4	2,430.4	2,505.2	2,766.1
Real estate	3,979.0	4,178.5	4,500.2	4,950.3	5,252.6
Public administration	948.5	975.5	937.2	961.0	1,064.5
Other services	2,485.4	2,593.4	2,721.8	2,844.0	2,999.0
Total	$20,990.4	$22,432.6	$23,223.2	$24,273.8	$25,810.2
Plus Import Taxes(2)	1,122.7	1,249.6	1,333.1	1,440.6	1,424.0
Less Imputed Banking Services	(624.0)	(702.9)	(740.0)	(749.9)	(802.7)
Gross Domestic Product in chained volume measure(3)	$27,348.8	$29,873.0	$31,851.9	$33,780.0	$35,731.6

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Figures are based on 2007 constant dollars.
(2)	Including value-added tax.
(3)	The discrepancy between the total and the sum of its components is due to statistical differences originating from utilization of moving base price structures, in accordance with the suggested methodology from the SNA 1993.

Source: Office of the Comptroller General.

TABLE NO. 5

Percentage Change from Prior Year for

Sectoral Origin of Gross Domestic Product (percentage change)(1)

	2011(R)	2012(R)	2013(R)	2014(R)	2015(P)
Primary Activities:
Agriculture	4.6%	2.2%	1.5%	1.2%	0.4%
Fisheries	-16.5%	-5.2%	14.1%	40.6%	-4.3%
Mining	22.1%	25.3%	22.6%	17.0%	7.0%
Total	5.4%	7.5%	9.5%	11.2%	2.2%

Industrial Activities:
Manufacturing	6.0%	7.9%	1.3%	0.9%	-1.3%
Construction	22.1%	28.2%	31.1%	14.0%	6.8%
Total	15.3%	20.3%	20.7%	10.2%	4.6%

Services:(3)
Public utilities	17.6%	11.3%	9.3%	4.7%	13.6%
Commerce, restaurants and hotels	18.1%	10.0%	0.4%	1.0%	4.7%
Transportation, storage and communications	13.6%	4.2%	1.6%	5.5%	4.7%
Financial intermediation	(7.3)%	9.5%	8.0%	3.1%	10.4%
Real estate	6.8%	5.0%	7.7%	10.0%	6.1%
Public administration	4.0%	2.8%	-3.9%	2.5%	10.8%
Other services	5.1%	4.3%	4.9%	4.5%	5.4%
Total	11.5%	6.9%	3.5%	4.5%	6.3%

Plus Import Taxes(2)	9.4%	11.3%	6.7%	8.1%	-1.2%
Less Imputed Banking Services	9.8%	12.6%	5.3%	1.3%	7.0%
Gross Domestic Product in chained volume measure	11.8%	9.2%	6.6%	6.1%	5.8%

(R)	Revised figures.

(P)	Preliminary figures.
(1)	Figures are based on 2007 constant dollars.
(2)	Including value-added tax.
(3)	Panama Canal and CFZ figures are not based on 2007 constant dollars, thus are not included in this table.

Source: Office of the Comptroller General.

TABLE NO. 6

Sectoral Origin of Gross Domestic Product

(as percentage of GDP)(1)

	2011(R)	2012(R)	2013(R)	2014(R)	2015(P)
Primary Activities:
Agriculture	2.8%	2.6%	2.5%	2.4%	2.2%
Fisheries	0.6%	0.5%	0.5%	0.7%	0.6%
Mining	1.2%	1.4%	1.6%	1.8%	1.8%
Total	4.6%	4.5%	4.6%	4.8%	4.7%
Industrial Activities:
Manufacturing	6.5%	6.4%	6.1%	5.8%	5.4%
Construction	10.2%	12.0%	14.7%	15.8%	16.0%
Total	16.7%	18.4%	20.8%	21.6%	21.4%
Services:(3)
Public utilities	3.4%	3.5%	3.6%	3.5%	3.8%
Commerce, restaurants and hotels	22.7%	22.9%	21.5%	20.5%	20.3%
Transportation, storage and communications	16.0%	15.3%	14.5%	14.5%	14.3%
Financial intermediation	7.5%	7.5%	7.6%	7.4%	7.7%
Real estate	14.5%	14.0%	14.1%	14.7%	14.7%
Public administration	3.5%	3.3%	2.9%	2.8%	3.0%
Other services	9.1%	8.7%	8.5%	8.4%	8.4%
Total	76.8%	75.1%	72.9%	71.9%	72.2%
Plus Import Taxes(2)	4.1%	4.2%	4.2%	4.3%	4.0%
Less Imputed Banking Services	(2.3)%	(2.4)%	(2.3)%	(2.2)%	(2.2)%
Gross Domestic Product in chained volume measure(4)	100.0%	100.0%	100.0%	100.0%	100.0%

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Figures are based on 2007 constant dollars.
(2)	Including value-added tax.
(3)	Panama Canal and CFZ figures are not based on 2007 constant dollars, thus are not included in this table.
(4)	The discrepancy between the total and the sum of its components is due to statistical differences originating from utilization of moving base price structures, in accordance with the suggested methodology from the SNA 1993.

Source: Office of the Comptroller General.

STRUCTURE OF THE PANAMANIAN ECONOMY

Principal Sectors of the Economy

Service Sector. The Panamanian economy is based primarily on the service sector, which accounted for an average of 73.8% of GDP in chained volume measure from 2011 to 2015. Services include real estate; transportation and communications; commerce, restaurants and hotels; financial intermediation; public administration; the Panama Canal; the CFZ; and public utilities. While the commerce sector, real estate sector and transportation sector represent significant percentages of real GDP (estimated to be 20.3%, 14.7% and 14.3%, respectively, of real GDP in 2015), the Panamanian economy is distinguished by the economic benefits generated by the Panama Canal and the CFZ.

Commerce. Commerce — which includes wholesale and retail activities as well as restaurants and hotels and is the largest component of the service sector — represented an estimated 20.3% of real GDP in 2015, 20.5% of GDP in 2014, 21.5% of GDP in 2013, 22.9% of GDP in in 2012 and 22.7% of GDP in 2011. In 2015, commerce activities rose 4.7% compared to 2014, in part as a result of increased sales of clothing, shoes, parts and accessories of automobiles, construction materials and beverages, food and tobacco. In 2015, the restaurants and hotels sector grew 3.1% primarily due to greater tourism expenditure.

Real Estate. The second largest component of the service sector is real estate, which consists of rental income and the imputed rental value of real estate that is occupied but not rented. Real estate represented an estimated 14.7% of GDP in chained volume measure in 2015, 14.7% of GDP in 2014, 14.1% of GDP in 2013, 14.0% of GDP in 2012 and 14.5% of GDP in 2011.

Transportation and Communications. The transportation and communications sector, which includes ports, airports, rails and telecommunications and is the third largest component of the service sector, has been an important component of the Panamanian economy in recent years. It represented an estimated 14.3% of real GDP in 2015, 14.5% of GDP in 2014, 14.5% in 2013, 15.3% of GDP in 2012 and 16.0% of GDP in 2011.

Financial Services. The financial services sector represented an estimated 7.7% of GDP in chained volume measure in 2015, 7.4% of GDP in 2014, 7.6% of GDP in 2013, 7.5% of GDP in 2012 and 7.5% of GDP in 2011. An important component of the sector’s contribution to GDP is attributable to the banking sector, which, as of December 2015, consisted of two state-owned banks (BNP and Caja de Ahorros) and 91 private banks. The banking sector includes general license banks, international license banks, and foreign banks with representative offices. As of December 31, 2015, banking sector assets and deposits totaled approximately U.S.$118.5 billion and U.S.$83.1 billion, respectively. See “Financial System”.

Colón Free Zone. The CFZ has become the largest duty-free zone in the Western Hemisphere in terms of commercial activity. As of December 2015, approximately 2,052 companies use the CFZ service facilities for a variety of trading activities. Total imports to the CFZ decreased to U.S.$10.4 billion in 2015 from U.S.$11.1 billion in 2014. Total re-exports in 2015 were U.S.$11.4 billion, as compared with U.S.$13.0 billion in 2014. CFZ value added (implied by the value of re-exports minus the value of imports) decreased to an estimated U.S.$1.0 billion in 2015, compared to U.S.$1.9 billion in 2014. See “The Colón Free Zone”.

Panama Canal. In the Canal’s 2015 fiscal year, canal transits increased to 13,874 transits from 13,481 transits in 2014, while cargo tonnage increased to 229.1 million long tons from 227.5 million long tons in 2014. According to the PCA, toll revenues for the fiscal year ended September 30, 2015 reached U.S.$1,994.2 million, an increase of 4.4% compared to fiscal year 2014, representing 3.8% of Panama’s estimated GDP for 2015 measured in nominal dollars.

Industrial Sector. After the service sector, the next largest segment of the economy consists of the industrial activities of manufacturing and construction, collectively representing an estimated 21.4% of GDP in chained volume measure in 2015, 21.6% of GDP in 2014, 20.8% of GDP in 2013, 18.4% of GDP in 2012 and 16.7% of GDP in 2011.

Manufacturing represented an estimated 5.4% of GDP in chained volume measure in 2015, 5.8% of GDP in 2014 and 6.1% of GDP in 2013. Manufacturing is principally geared to the production of processed foods and beverages and, to a lesser extent, clothing, chemical products and construction materials for the domestic market. Traditionally, manufacturing industries have been protected by high tariffs and fiscal incentives. In connection with Panama’s accession to the WTO and conclusion of other trade agreements, such protections have decreased significantly. See “Foreign Trade and Balance of Payments—Tariffs and Other Trade Restrictions.” Manufacturing facilities are primarily located in the Panama City and Colón areas, although agricultural processing facilities tend to be located closer to raw materials.

Construction activity increased by 22.1% in 2011 and represented an estimated 10.2% of GDP. This was due to the execution of public and private investments, primarily civil engineering works and nonresidential projects which include large hydroelectric projects, the Panama Canal expansion project and the modernization of the Tocumen International Airport, among others.

Construction activity increased by 28.2% in 2012 and represented an estimated 12.0% of GDP. This was due to the ongoing development of large-scale government projects and non-residential projects in the private sector. Construction activity increased by 31.1% in 2013 and represented an estimated 14.7% of GDP. This was due to the execution of public and private infrastructure projects. Construction activity increased by 14.0% in 2014 and represented an estimated 15.8% of GDP. This was due to the continuing execution of public and private infrastructure projects. Construction activity increased by 6.8% in 2015 and represented an estimated 16.0% of GDP. This was due to the continuing execution of both public and private infrastructure projects.

Agriculture, Fisheries and Mining Sector. The agriculture, fisheries and mining sector accounted for an estimated 4.7% of real GDP in 2015, 4.8% of GDP in 2014, 4.6% of GDP in 2013, 4.5% of GDP in 2012 and 4.6% of GDP in 2011. Agriculture and fisheries activities employ a significant percentage of the Panamanian employed workforce, 14.7% in 2015. Principal agricultural products include bananas, fish, shrimp, sugar, coffee, meat, dairy products, tropical fruits, rice, corn and beans. In 2015, the value of agricultural production (which includes fisheries production) is estimated to have decreased by 0.7%, after having increased by 8.0% in 2014.

The Panamanian agriculture and fisheries sector has been protected by significant tariff and non-tariff barriers. Agricultural products are controlled principally by the Ministry of Agriculture and the Agricultural Marketing Institute. See “Foreign Trade and Balance of Payments—Tariffs and Other Trade Restrictions.”

The Role of the Government in the Economy

The Government plays a significant role in the economy through, among other means, its ownership of certain public utilities and other enterprises. General Government current expenditures (including the Central Government, Caja de Seguro Social and consolidated agencies, but excluding state-owned financial institutions and interest payments) totaled U.S.$7.3 billion in 2015. The Government also has a significant impact on the economy through various statutory and other governmental initiatives, including enforcement of a labor code, subsidies and tariff policies.

The following table sets forth summary financial information on principal public sector businesses for fiscal year 2015.

TABLE NO. 7

Selected State-Owned Enterprises(1)

2015 Financial Statistics(2)

(in millions of dollars)

	Total Assets	Capital and Reserves	Gross Revenues	Net Income	Dividends Paid to the Government
Banco Nacional de Panamá (banking)	$9,832.8	692.0	267.8	103.1	53.5
Instituto de Acueductos y Alcantarillados Nacionales (“IDAAN”) (water)	816.4	673.5	132.6	(61.5)	0

(1)	All enterprises are 100% owned by the Government.
(2)	For fiscal year ended December 31, 2015.

Sources: BNP and IDAAN.

In May 1995, the Government created the Development Trust Fund pursuant to Law No. 20 to hold and manage the proceeds generated by most privatizations. Pursuant to the law establishing the Development Trust Fund, the proceeds earned by investments from the monies in the Development Trust Fund were to be used mainly for investment in social development programs and not for financing general Government expenditures. The Development Trust Fund has ceased to exist and the assets of the Development Trust Fund were transferred to the FAP. See “The Panamanian Economy —Reforms and Development Programs —Social Development.”

In June 2012, the Government created the FAP pursuant to Law No. 38 of 2012. As of April 2016, interim financial reports by BNP, fiduciary of the fund, show total assets of the fund as U.S.$1.5 billion. As of December 31, 2015, audited financial statements showed a balance of U.S.$1.4 billion in the FAP, compared to a balance of U.S.$1.4 billion as of December 31, 2014. The FAP Technical Secretariat has invested part of the principal of the FAP with international asset managers. As of December 31, 2015, the international asset managers had U.S.$974.9 million under management. See “The Panamanian Economy —Reforms and Development Programs —Social Development” for more information regarding the FAP.

Public Sector Enterprises

Electric Power. Created in 1969, Instituto de Recursos Hidráulicos y de Electrificación (“IRHE”) was the autonomous state entity having exclusive control of the electricity sector in Panama. Since the privatization of IRHE in 1998, the successors to the assets and liabilities of IRHE have set their own rates, which are subject to review by the Autoridad Nacional de los Servicios Públicos (“ASEP”). See “Other Legislation Related to Economic Reform—Public Services Law”.

Pursuant to legislation authorizing the restructuring and privatization of IRHE, the company was split into nine corporate entities with 100% of the stock of each entity owned initially by the Government. These entities included three hydroelectric generating companies, one thermoelectric generating company, four distribution companies and a transmission company, as successors to the assets and liabilities of IRHE under the privatization scheme. Following completion of the restructuring, a public bidding process commenced to sell 51% (or more) of the stock in each of the thermoelectric and distribution companies and up to 49% of the hydroelectric companies. The law provided that up to 10% of the stock of each company would be made available for the benefit of employees. In 1998 and 1999, 51% of the stock of three IRHE distribution companies, 49% of the stock of the hydroelectric generating companies and 51% of the stock of the thermoelectric generating company were sold. Pursuant to Panamanian law, the transmission company remains 100% state-owned. In 2015, the Government received U.S.$114.4 million of dividends from its shares in electricity companies.

Panama currently has high electricity rates (an average of 19.85 cents per kilowatt hour as of December 31, 2015), and demand for electricity in 2015 grew at an estimated average rate of 7.1% from 2014. As of December 31, 2015, Panama had an installed generating base of 3,012.56 megawatts (“MW”), of which 1,724.71 MW (57.3%) was hydroelectric, 1,040.15 MW (34.5%) was thermoelectric, 205 MW (6.8%) was wind power and 42.7 MW (1.4%) was photovoltaic power. Panama’s electricity consumption is nearing maximum production capacity and electricity supply is subject to interruption due to climatic conditions that can reduce hydroelectric generation. In 2011, total energy generation in the wholesale market increased 3.0% and Panama registered gross generation of 7,715 GWh, of which 52.2% were hydroelectrically generated and 47.8% were thermoelectrically generated. In 2012, total energy generation in the wholesale market increased 8.5% and Panama registered gross generation of 8,262.97 GWh, of which 60% were hydroelectrically generated and 40% were thermoelectrically generated. In 2013, total energy generation in the wholesale market increased 4.3% and Panama registered gross generation of 8,623.73 GWh, of which 58.9% were hydroelectrically generated and 41.1% were thermo-electrically generated. In 2014, total energy generation in the wholesale market increased 4.3% to 8,994.13 GWh, of which 54% was hydroelectric, 45% thermoelectric, and 1% from renewable sources. In 2015, total energy generation in the wholesale market increased 5.8% to 9,519.94 GWh, of which 66% was hydroelectric, 32% thermoelectric and 2% from renewable sources.

Telecommunications. INTEL, S.A. (“INTEL”) was the state-owned telecommunications company with a monopoly over local and long distance landline service. In 1997, the then Ministry of the Treasury auctioned 49% of INTEL’s stock. Cable & Wireless of the United Kingdom won the public auction by bidding U.S.$652 million for the shares. INTEL was subsequently renamed Cable & Wireless (Panamá) S.A. (“C&W Panama”). Although Cable & Wireless is not a majority owner of C&W Panama, it has operational and managerial control of C&W Panama. The Republic retains 49% of the shares of C&W Panama, and the remaining 2% of the shares of C&W Panama are held in a trust fund for C&W Panama’s unionized employees. INTEL was historically profitable and regularly paid dividends in the pre-1996 period, but dividends have decreased significantly following privatization, in part because Panama holds only 49% of the shares of C&W Panama. For the company’s fiscal year ended March 31, 2012, C&W Panama paid approximately U.S.$72.7 million in dividends to the Central Government. For the company’s fiscal year ended March 31, 2013, C&W Panama paid approximately U.S.$42.5 million in dividends to the Central Government. For the company’s fiscal year ended March 31, 2014, C&W Panama paid approximately U.S.$44.4 million in dividends to the Central Government. For the company’s fiscal year ended March 31, 2015, C&W Panama paid approximately U.S.$48.3 million in dividends to the Central Government. For the company’s fiscal year ended March 31, 2016, C&W paid approximately U.S.$38.8 million in dividends to the Central Government.

In its fiscal year ended March 31, 2012, C&W Panama experienced a 3.5% decrease in sales compared to its fiscal year ended March 31, 2011, primarily due to a decrease in revenues in enterprise and fixed voice services. In its fiscal year ended March 31, 2012, C&W Panama experienced a 5% increase in income from broadband service compared to its fiscal year ended March 31, 2011. In its fiscal year ended March 31, 2013, C&W Panama experienced a 2.56% decrease in sales compared to its fiscal year ended March 31, 2012, primarily due to lower growth in revenue from fixed voice, enterprise, and data services. In its fiscal year ended March 31, 2013, C&W Panama experienced no change in income from broadband service compared to its fiscal year ended March 31, 2012. In sales in its fiscal year ended March 31, 2014, C&W Panama experienced a 1% increase compared to its fiscal year ended March 31, 2013, primarily due to mobile data growth, which offset the continued decline in fixed and mobile voice. In its fiscal year ended March 31, 2014, C&W Panama experienced a 7% increase in income from broadband service compared to its fiscal year ended March 31, 2013. In its fiscal year ended March 31, 2015, C&W Panama experienced a 10.0% increase in sales compared to its fiscal year ended March 31, 2014, driven by the acquisition of Sonitel in September 2014. In its fiscal year ended March 31, 2015, C&W Panama experienced a 1.4% increase in income from broadband service compared to its fiscal year ended March 31, 2014. In fiscal year ended March 31, 2016, C&W Panama experienced a 2.0% increase in revenue compared to its fiscal year ended March 31, 2015, driven by growth in mobile data revenue.

On May 16, 2016, Liberty Global plc completed its acquisition of Cable & Wireless Communications plc. Cable & Wireless Communications plc was delisted from the London Stock Exchange on that date and subsequently re-registered as a private limited company. On May 20, 2016, Cable & Wireless Communications Plc changed its name to Cable & Wireless Communications Limited.

As of August 15, 2016, the telecommunications market comprised approximately 203 operating companies and 491 companies authorized to operate telecommunication concessions. As of December 31, 2015, there were approximately 355,028 telephone lines in the country with an estimated line penetration rate of 16.1 lines per 100 inhabitants. As of December 31, 2015, there were approximately 5.9 million active cellular telephone lines.

Water. The national water and sewage utility is the Instituto de Acueductos y Alcantarillados Nacionales (“IDAAN”), which serves approximately 95% of the population for which it is responsible (which constitutes 75.3% of the total population) through its 56 water purification plants, 3 filtration galleries, 160 pumping stations and 627 underground sources. Inefficiency in IDAAN’s operations and management, combined with leakage, has led to an estimated unaccounted-for water rate of 47.6%. Unlike INTEL and IRHE, which had generally paid dividends to the Government on an annual basis prior to privatization and required no Government funding, IDAAN has required periodic transfer payments from the Government to meet its operating and capital expenses.

From 2006 through 2010, the Development Trust Fund under Law No. 20 of 2002 allocated approximately U.S.$70 million for investment in water projects, such as the construction of water purification plants and distribution lines. IDAAN periodically conducts a bidding process for water infrastructure projects.

Ports. The Panama Maritime Authority owns and controls most of Panama’s ports. A number of Panama’s ports have been privatized through the grant of concessions.

The Manzanillo International Terminal (“MIT”) is a container port located at the former United States military base at Coco Solo and is managed and operated by a joint venture formed between Stevedoring Services of America and Motores Internacionales, S.A. In 2011, MIT handled approximately 1.9 million Twenty-Foot Equivalent Units (“TEUs”) of cargo and containers, compared to approximately 1.6 million TEUs in 2010. In 2012, MIT handled approximately 2.06 million TEUs of cargo and containers, compared to approximately 1.9 million TEUs in 2011. In 2013, MIT handled approximately 2.02 million TEUs of cargo and containers, compared to approximately 2.06 million TEUs in 2012. In 2014, MIT handled approximately 2.07 million TEUs of cargo and containers, compared to approximately 2.02 million TEUs in 2013. In 2015, MIT handled approximately 2.0 million TEUs of cargo and containers, compared to approximately 2.07 million TEUs in 2014.

Evergreen International, S.A. (“Evergreen”), a subsidiary of the Evergreen Group of Taiwan, manages and operates the container port in Colón. The initial investment was U.S.$80 million and Evergreen began operations in the fourth quarter of 1997. In 2011, the container port in Colón moved approximately 490,000 TEUs of cargo and containers. In 2012, the container port in Colón moved approximately 608,906 TEUs of cargo and containers. In 2013, the container port in Colón moved approximately 608,471 TEUs of cargo and containers. In 2014, the container port in Colón moved approximately 502,706 TEUs of cargo and containers. In 2015, the container port in Colón moved approximately 789,663 TEUs of cargo and containers.

The Panama Canal Railway Co., a joint venture between two United States corporations, Kansas City Southern Industries, Inc. and MIJACK Products, Inc., holds a 25-year concession (scheduled to expire in 2023) for the trans-isthmus railway, principally for connecting the container ship ports on both coasts. Under the terms of the concession, the joint venture is required to pay to the Government 5.0% of its gross revenue until it recovers its initial investment. After recovery of its initial investment, the joint venture will be required to pay the Government 10.0% of its gross revenue.

The Panama Ports Company (“PPC”), a subsidiary of Hutchinson Whampoa, Ltd. of Hong Kong, operates the principal existing ports at Balboa and Cristobal at the entrances to the Panama Canal. Annual payments to the Government under a renewable 25-year concession, granted in 1996, were set at approximately U.S.$22.2 million plus 10.0% of revenues. In addition, an initial upfront grant to the Government of 10.0% of the shares in the operating company was required under the concession. In June 2002, Panama agreed to forego the U.S.$22.2 million annual rental payments in view of Hutchinson Whampoa’s investments in terminal expansion, but in September 2005, the Torrijos administration overturned the decision. On October 18, 2005, PPC paid the Government U.S.$102 million in back fees and initiated an expansion of the Port of Cristobal, which is part of its U.S.$1.0 billion ports expansion program. PPC has already invested approximately U.S.$500 million in the expansion of maritime operations of both ports. As of December 31, 2011, the wharf of the container terminal at Port of Balboa spanned 182 hectares and there were 57 gantry cranes, while the wharf at the Port of Cristobal spanned 143 hectares and there were 34 gantry cranes. As of December 31, 2012, the wharf of the container terminal at Port of Balboa spanned 182 hectares and there were 83 gantry cranes, while the wharf at the Port of Cristobal spanned 143 hectares and there were 40 gantry cranes. As of December 31, 2013, the wharf of the container terminal at Port of Balboa spanned 182 hectares and there were 108 gantry cranes, while the wharf at the Port of Cristobal spanned 143 hectares and there were 52 gantry cranes. As of December 31, 2014, the wharf of the container terminal at Port Balboa spanned 182 hectares and there were 108 gantry cranes, while the wharf at the Port of Cristobal spanned 143 hectares and there were 52 gantry cranes. As of December 31, 2015, the wharf of the container terminal at Port Balboa spanned 182 hectares and there were 108 gantry cranes, while the wharf at the Port of Cristobal spanned 143 hectares and there were 60 gantry cranes.

Banking. The public banking sector consists of two institutions: BNP and Caja de Ahorros (a savings bank). By law, the Government is responsible for the liabilities of these institutions. BNP is the country’s largest deposit-taking financial institution and Caja de Ahorros is among the largest deposit-taking financial institutions. Collectively, they had approximately 16.2% of the deposits and 13.1% of the assets in the national banking system as of December 31, 2015. As of December 31, 2015, the Government had not announced any plans to privatize these financial institutions. See “Financial System—The Banking System—Public Sector Banking Institutions”.

Other Privatizations

Under a privatization law that governs the privatization program for various state-owned entities other than the ports, IRHE, IDAAN and INTEL, the privatization of public enterprises may be effected by any of the following means: (i) transforming state enterprises into regular stock corporations and subsequently selling all of their shares to the private sector; (ii) transforming state enterprises into mixed capital companies whose capital is divided between the Government and the private sector, and in which the Government retains a minority participation; (iii) selling operating concessions; or (iv) leasing or selling the assets of the public enterprises. Such privatization provides the Republic with non-tax revenue. In 2009, ASEP carried out a public bid to award two concessions to provide personal communications services in Panama. On May 14, 2008 in Cabinet Resolutions No. 66 and No. 67, the ASEP awarded Claro Panamá S.A. (“Claro”) and Digicel Panamá S.A (“Digicel”) contracts to provide personal communications services in the Republic. Claro’s contract was awarded for U.S.$73.1 million and Digicel’s for U.S.$86.0 million. On August 19, 2010, ASEP received presentations from companies seeking to manage a new project, known at Portabilidad Numérica, which seeks to allow cell phone users to change service providers while keeping their cell phone numbers.

In August 2013, Law No. 48 was approved, which modified Law No. 38 of 2012, which created the FAP. The amendment establishes that funds resulting from future sales of government-owned companies will be accumulated in the FAP and may only be used to finance reconstruction efforts for damage caused by natural disasters, when such damage represents at least 0.5% of nominal GDP or more.

THE PANAMA CANAL

General

Following Panama’s declaration of independence from Colombia, Panama ratified the Hay/Bunau-Varilla Treaty with the United States on December 2, 1903. Under the terms of the treaty, Panama ceded to the United States the Canal Zone, a ten-mile wide strip of Panama’s territory, to build, operate, maintain and protect an interoceanic canal across the isthmus, in return for annual payments. The Panama Canal measures 51 miles from the Atlantic to the Pacific side. The former Canal Zone encompassed a land area of 94,385 hectares (364 square miles) and a water surface of 45,594 hectares (176 square miles) and included military bases, ports, airports, schools, hospitals and housing units.

The Canal plays a significant role in the Panamanian economy. In the PCA’s 2015 fiscal year, canal transits increased to 13,874 transits from 13,481 transits in 2014, while cargo tonnage increased to 229.1 million long tons from 227.5 million long tons in 2014. According to the PCA, toll revenues for the fiscal year 2015 reached U.S.$1,994.2 million, an increase of 4.4% compared to fiscal year 2014.

On average, from the Canal’s 2011 fiscal year to the Canal’s 2015 fiscal year, transits through the Canal decreased by 1.4% and cargo tonnage increased by 0.8%. Factors such as the development of alternative land routes and the increasing size of vessels transiting the Canal have contributed to the decrease in the number of vessels required to transport cargo between 2011 and 2015. However, on average, from the Canal’s 2011 fiscal year to the Canal’s 2015 fiscal year, toll revenues have increased by 3.6% per annum, primarily due to an increase in toll rates.

As of September 30, 2015, the Canal’s total work force (which includes temporary and permanent employees) was 10,968. Of the 2015 total work force, 8,956 were permanent workers and 2,012 were temporary workers. See “Employment and Labor—Salaries and Wages”.

The following table sets forth the Canal’s statistical and financial information for fiscal years 2011 through 2015 (each ended on September 30):

TABLE NO. 8

Panama Canal Principal Statistics

Fiscal Year	Number of Transits	Tolls (millions of U.S. dollars)	Long Tons of Cargo (millions)
2011	14,684	1,730.0	222.4
2012	14,544	1,852.4	218.1
2013	13,660	1,849.7	212.1
2014	13,481	1,910.3	227.5
2015	13,874	1,994.2	229.1

Source: Panama Canal Authority.

The Canal Treaty of 1977

In September 1977, the governments of Panama and the United States signed two treaties with regard to the Canal, both effective as of October 1, 1979. The first treaty, known as the Canal Treaty of 1977, terminated all prior treaties between the United States and Panama concerning the Canal and abolished the Canal Zone. The Canal Treaty of 1977 also granted the United States the right to continue to manage, operate and maintain the Canal until the expiration of the treaty on December 31, 1999, at which time Panama assumed full responsibility for the Canal and its facilities. The second treaty, known as the 1977 Treaty on the Permanent Neutrality and Operation of the Canal, committed Panama and the United States to continue to protect the Canal and to ensure its permanent neutrality beyond the expiration of the Canal Treaty of 1977. Pursuant to the Canal Treaty of 1977, the United States gradually transferred former Canal Zone land and facilities to Panama beginning in 1979. On December 31, 1999, Panama acquired full title to the Canal from the United States.

The Panama Canal Commission and Panama Canal Authority

The Panama Canal Commission

The Canal Treaty of 1977 dissolved the former Panama Canal Company and established the Panama Canal Commission (“PCC”), a bi-national agency of the executive branch of the United States government responsible for managing and operating the Canal until the expiration of the Canal Treaty on December 31, 1999, when Panama assumed full responsibility for the Canal. Following the transfer of the Canal to Panama on December 31, 1999, the PCC was closed. The PCC was supervised by a nine-member Board of Directors. Five members were nationals of the United States and four were Panamanian citizens nominated by the Panamanian Government and approved by the United States government. From 1990 to 1999, the Administrator of the PCC was a Panamanian. The PCC’s primary mission was to service world shipping by operating the Canal in an efficient and orderly manner, while also ensuring the smooth and orderly transfer of the Canal to Panama on December 31, 1999.

Pursuant to the Canal Treaty of 1977, the Canal was expected to be operated by the PCC on a not-for-profit basis, with its income not to exceed its costs. The PCC was expected to recover through tolls and other revenues all costs of operations, maintenance and Canal improvements. The PCC’s operation of the Canal was conducted on a self-financing basis. The PCC independently set the Canal’s tolls.

The PCC’s long-term investment planning was designed to ensure that a reliable and efficient service would be continually provided and would be based primarily on future traffic projections. Investment was financed with PCC’s resources derived from toll and other revenues. The Canal had operated for many years at close to capacity in terms of numbers of transits, and the PCC’s goal was to increase capacity to avoid backlog and permit overhaul work. Hence, the PCC (and later, the PCA, which assumed management of the Canal from the PCC on December 31, 1999) began several major Canal improvement projects, including the widening of the Canal’s Atlantic entrance; the widening of the Gaillard Cut (the narrowest point in the Canal) to permit two-way traffic; and the overhaul of the Gatun, Miraflores, and Pedro Miguel locks. In November 2001, the PCA completed the widening of the Gaillard Cut, a project that the PCC had begun in 1992 and cost approximately U.S.$232.3 million. Other major maintenance programs, such as the overhaul of the locks, have been successfully completed. The PCA initiated the deepening of Gatun Lake and the Gaillard Cut in 2002, estimated to cost approximately U.S.$110.5 million, and completed the project in September 2009 for approximately U.S.$113.6 million.

The Panama Canal Expansion Project

The Assembly approved a canal expansion plan on July 14, 2006, which was approved in a national referendum on October 22, 2006. The expansion plan included Pacific locks, water supply improvements, Atlantic Locks, waterway improvements, and improvement of access channels for new locks and existing navigational channels. The plan provided that the project would be funded entirely by the PCA, either with its own resources or from borrowing to be repaid with its own resources and not with resources of the Republic. The PCA would obtain a portion of these resources through an increase in tolls. Water-saving basins would be built alongside the new locks, which would reuse 60% of the water in each transit.

A third set of canal locks, which resulted from the Panama Canal Expansion Program, started operations on June 26, 2016. These locks are located at the entrances of the Atlantic Ocean and Pacific Ocean and allow for the passage of larger neopanamax vessels with a cargo capacity of up to 13,000 TEU. Each of the new complexes of locks consists of three chambers, nine water reutilization basins, a side filling and emptying system and a redundant system with eight rolling gates. The chambers measure 55 meters wide, 427 meters long and 18.3 meters deep.

On December 9, 2008, the PCA signed a U.S.$2.3 billion agreement with five multilateral and development organizations to finance the Canal’s expansion project, which was estimated to cost approximately U.S.$5.25 billion. The Japan Bank for International Cooperation (“JBIC”), the European Investment Bank (“EIB”), the IADB, the CAF and the International Finance Corporation (“IFC”) agreed to provide approximately U.S.$800 million, U.S.$500 million, U.S.$400 million, U.S.$300 million and U.S.$300 million, respectively, in financing to the PCA. As of September 30, 2014, the PCA had received the full U.S.$2.3 billion disbursement. The remaining funds for the expansion project derived from the capital market and the Canal’s regular business operations, including the implementation of toll increases. To reduce the risk of a toll increase causing lower demand, the PCA implemented a three-year phase-in period designed to generate the appropriate cash flows needed to finance a significant portion of the program. As of September 30, 2015, the PCA had allocated approximately U.S.$3.8 billion of internal funding for the expansion project. On September 24, 2015 the PCA issued U.S.$450 million of bonds due 2035 to contribute to financing of the construction of the Atlantic bridge.

On July 15, 2009, the construction of the third set of locks was awarded to the Grupo Unidos por el Canal (“GUPCSA”) consortium, composed of Sacyr Vallehermoso, S.A., Impregilo S.p.A., Jan de Nul n.v., and Constructora Urbana, S.A., for a total base price of approximately U.S.$3.1 billion. On August 11, 2009, GUPCSA provided a performance bond of U.S.$400 million to the PCA. During construction of the third set of locks, work was suspended for almost two months because of a contractual dispute involving U.S.$1.6 billion in cost overruns and a DAB resolution that extended the construction period by 176 days. The final agreement did not change the total cost of the project, and construction resumed. On March 17, 2015, the PCA submitted a request for arbitration under the International Chamber of Commerce (“ICC”) Rules of Arbitration related to the DAB resolution that awarded the contractor a 176-day extension to complete the project and compensation of U.S.$233.2 million. The contractor also filed a request for arbitration to the ICC due to the DAB having not awarded its claim for a 265-day extension and compensation of U.S.$463.9 million.

The Panama Canal expansion project was also halted due to a strike by the National Union of Workers of Construction and Similar Industries (Sindicato Único Nacional de Trabajadores de la Construcción y Similares, “SUNTRACS”) that started on April 23, 2014 and ended on May 9, 2014. The strike paralyzed most of the construction projects throughout the country. The Panamanian Chamber of Construction (Cámara Panameña de la Construcción), with the support of the Ministry of Labor, negotiated with SUNTRACS a new collective agreement covering the period 2014 – 2017. The agreement provided for an increase in hourly wages.

Legal disputes have arisen between the PCA and a consortium of contractors concerning certain construction projects for the expansion of the Canal. As of September 30, 2015, PCA had received claims totaling approximately U.S.$3,480.8 million from GUPCSA relating to alleged cost overruns in the Canal expansion project. In December 2014, the DAB, an entity created under the contract for construction of the third set of locks, ordered the PCA to pay U.S.$233.2 million plus interest with respect to a claim by GUPCSA concerning concrete mixtures and aggregates, for which GUPCSA had claimed U.S.$463.9 million. The PCA paid the sum due to GUPCSA and, in March 2015, each party referred the dispute to ICC arbitration. GUPCSA is seeking a total of U.S.$577.1 million, and the PCA is seeking a return of the amount it paid pursuant to the DAB decision of December 2014. With respect to a dispute concerning the temporary cofferdam at the Pacific entrance, the DAB denied claims by GUPCSA totaling U.S.$138.0 million. In December 2013, GUPCSA submitted this dispute to arbitration under the ICC Rules of Arbitration, and its claims increased to U.S.$218.2 million as of September 30, 2015. The arbitral tribunal held a final hearing concerning these claims in late July 2016. A GUPCSA claim amounting to U.S.$898.0 million, concerning an alleged interruption and delay, is being assessed by the PCA. Other GUPCSA claims for an aggregate amount of U.S.$92.0 million were denied by the PCA. Some of these claims may be submitted by GUPCSA to the DAB.

In a letter dated July 16, 2015, Salini-Impregilo S.p.A. submitted a Notice of Dispute pursuant to a treaty between Italy and Panama for the promotion and protection of investments. Salini-Impregilo claimed that actions and omissions by the Republic had affected its rights under the investment treaty with respect to the design and construction of the third set of locks of the Panama Canal, and that it should be compensated for damages that it estimated to exceed U.S.$2.2 billion. In the period since, Salini-Impregilo S.p.A. has not filed a formal request for arbitration.

The Panama Canal Expansion Program originally was scheduled to start operations by year-end 2014, with the third set of locks to be completed by November 2014. On November 13, 2014, the PCA delivered a formal notice of claim to the GUPCSA with respect to the work to be completed after the November 2014 deadline. The PCA is seeking U.S.$300,000 for each day of delay, counting from the original contractually agreed deadline to the project completion date, up to a maximum amount of U.S.$54,600,000. Such amount will not be withheld by the PCA until there is an arbitral decision in accordance with the procedures of the International Chamber of Commerce. The PCA may file future claims for the total amount of any damages caused by the delay.

In January 2016, the DAB issued two decisions regarding certain amounts claimed by GUPCSA. One of the DAB decisions denied all claims presented by GUPCSA in respect of labor costs and benefits arising from an agreement between the Panamanian Chamber of Construction and the SUNTRACS union. In the second DAB decision, GUPCSA claimed labor costs associated with time extensions granted in previous decisions on claims concerning concrete, basalt and a strike by SUNTRACS members based on a contractual clause pertaining to scaling of manual labor costs. The DAB awarded GUPCSA U.S.$24.6 million.

As of July 26, 2016, three vessels were reported to have collided with a wall of the new shipping lane, which has raised safety concerns. According to the PCA, as of July 26, 2016, 55 neopanamax ships had traversed the expanded Canal, including two liquid natural gas ships, and only one official incident had been registered, which had not led to any claims on behalf of the ship.

The DAB issued three decisions in July 2016. In one decision, the DAB denied claims by GUPCSA for U.S.$99.0 million and a 76-day contract extension in connection with additional costs that resulted from allegedly unforeseeable and adverse conditions in the Pacific Site. In two other decisions, the DAB awarded U.S.$6.4 million and U.S.$0.4 million for claims based on certain laboratories and the drainage of certain lagoons.

The Panama Canal Authority

Recognizing the importance of the Canal to Panama, the Government took a number of actions to ensure that the Canal would continue to operate efficiently following its reversion to Panama in 1999. A 1994 Constitutional amendment created the PCA, an autonomous public entity which assumed management of the Canal from the PCC on December 31, 1999. The PCA’s annual budget must be prepared in accordance with a three-year financial plan and submitted for approval by the Cabinet and the Assembly. Under the terms of the 1994 amendment, this budget is not included in the budget of the Central Government. The revised public-sector accounting practices used to calculate the non-financial public sector results do not consolidate the net financial results of the PCA with the Government’s own non-financial public-sector results.

As was the case with the PCC, the PCA makes annual payments to the Central Government based upon the amount of tonnage that transits the Canal. By law, the rate (as measured on a per ton basis) for such payments may not be set at a level that will generate lower payments than those paid to Panama by the Panama Canal Commission on December 31, 1999. In addition, the PCA transfers to the Central Government any net surpluses generated by the Canal. In fiscal year 2011, the PCA had a surplus of approximately U.S.$1.2 billion, up 27.5% from 2010. In fiscal year 2012, the PCA had a surplus of approximately U.S.$1.3 billion, up 2.4% from 2011. In fiscal year 2013, the PCA had a surplus of approximately U.S.$1.2 billion, down 3.6% from 2012. In fiscal year 2014, the PCA had a surplus of approximately U.S.$1.3 billion, an increase of 9.2% from 2013. In fiscal year 2015, the PCA had a surplus of approximately U.S.$1.4 billion, an increase of 2.7% from 2014. Based on discussions with industry representatives, shipping lines, Government representatives and an internal analysis, the PCA decided in 2010 not to proceed with a toll adjustment, in part due to the global economic slowdown. Instead, the PCA determined that the new toll adjustment would take effect on January 1, 2011 for all segments other than PC/UMS tolls for reefers, which took effect on April 1, 2011. The second toll adjustment became effective on October 1, 2012, and the third toll adjustment became effective in October 2013.

On September 1, 2011, the Assembly approved the PCA’s budget for its fiscal year ending September 30, 2012, allocating U.S.$98.2 million to the Canal’s investment program and U.S.$396.9 million to the Canal’s modernization program. On August 17, 2012, the Assembly approved the PCA’s budget for its fiscal year ending September 30, 2013, allocating U.S.$690.5 million to the Canal’s investment program and U.S.$145.4 million to the Canal’s modernization program. On August 20, 2013, the Assembly approved the PCA’s budget for its fiscal year ending September 30, 2014, allocating U.S.$269.9 million to the Canal’s investment program and U.S.$180.1 million to the Canal’s modernization program. On August 6, 2014, the Assembly approved the PCA’s budget for its fiscal year ending September 30, 2015, allocating U.S.$269.9 million to the Canal’s investment program and U.S.$178.8 million to the Canal’s modernization program. On August 3, 2015, the Assembly approved the PCA’s budget for its fiscal year ending September 30, 2016, allocating U.S.$146.2 million to the Canal’s investment program and U.S.$72.0 million to the Canal’s modernization program. On August 29, 2016, the Assembly approved the PCA’s budget for its fiscal year ending on September 30, 2017. This budget assumes an increase of 10.6% in transit revenues and an increase of 8.9% in total operating income and projects that dividends to the Central Government at the end of the year will increase by 72.5%.

The PCA published on January 5, 2015 a proposal for a new toll structure, after more than one year of informal consultations with representatives from different segments of the maritime industry. A public comment period began on January 12, 2015, which included a public hearing on February 27, 2015 and approval by the Cabinet on March 23, 2015.

In April 2016, Cabinet Resolution No. 36 approving a new tolls structure took effect. The new tolls structure affects charges for all segments of the market, except the category of domestic maritime conglomerate. The new tolls are applied to traffic on the ordinary channel, as well as the traffic using the third set of locks that opened in June 2016. The new tolls structure also modified rules for tolls and measurements for the segments of containerships, dry bulk, bulk liquid (tankers and gas tankers), car carriers and ro-ro (roll-on, roll-off) and created a segment for ships carrying liquefied natural gas.

The new tolls are based on the following economic criteria: 1) the value the Canal brings to its users; 2) the relative values of the tolls over time and adjusted periodically for inflation and 3) maintenance, at all times, of the competitiveness of the Panama route to achieve profitability in harmony with risk levels, investment amounts and the value provided by the Canal to its users, so contributions to the National Treasury increase continuously.

On August 7, 2015, the PCA announced a one-half foot reduction of the maximum draft for ships to transit the Panama Canal from 39.5 feet (12.04 meters) to 39.0 feet (11.89 meters), to be effective as of September 8, 2015, due to low rainfall resulting from the El Niño weather pattern. By August 28, 2015, however, the PCA suspended this measure as a result of increased rainfall, water conservation measures and efforts to deepen the navigation canals. Nevertheless, if the drought resumes and alters the water level of Gatun Lake or Alajuela Lake, the restriction on permissible draft levels may be reinstated. According to the PCA, 18.5% of ships transiting the Panama Canal have a draft exceeding 39.0 feet.

Reversion of the Former Canal Zone Properties

In 1993, the Government established the Interoceanic Region Authority (“ARI”) to assist with the orderly transfer of the Canal and the former Canal Zone. ARI was an autonomous Government agency charged with integrating the former Canal Zone properties and resources into the Panamanian economy to enhance the country’s economic and social development. To this end, ARI was responsible for administering and managing the former Canal Zone areas (other than the Canal itself) after their reversion to Panamanian control. On December 27, 2005, the Cabinet issued Cabinet Resolution No. 108 transferring ARI’s functions and responsibilities to the Ministry of Economy and Finance. On January 1, 2006, the Ministry of Economy and Finance began overseeing the integration of former Canal Zone properties and resources into the Panamanian economy. In May 2006, ARI’s name was changed to the Administrative Unit of Reverted Properties (Unidad Administrativa de Bienes Revertidos) (“UABR”) by Executive Decree No. 67 dated May 25, 2006. Contributions from the sale of the reverted properties were to be transferred to the Development Trust Fund. From September 2004 through April 2009, contributions to the Development Trust Fund from the UABR amounted to approximately U.S.$111.3 million.

Between September 2004 through June 2012, contributions to the Development Trust Fund from the UABR amounted to approximately U.S.$144.0 million. However, once the FAP was created in June 2012, contributions from the sale of reverted properties were transferred to the National Treasury to pay current expenditures.

Other Trans-Isthmus Transportation

The dimensions of the Canal permit much of the world’s commercial maritime fleet to transit and the Canal expansion will increase this capacity. However, certain classes of ships, principally the largest capacity tankers and container ships, are too large to transit the Canal and the expansion of the Canal will not accommodate all of them. This limitation, combined with the fact that the Canal has generally operated at capacity in terms of units, has caused the exploration of other trans-isthmus modes of transportation as a means of connecting the Atlantic and Pacific. As a result, a railway was constructed in the former Canal Zone, an oil pipeline was constructed outside the former Canal Zone, toll highways were constructed to connect Panama City and Colón and development of a liquefied natural gas (“LNG”) terminal is being reviewed.

Railway. In February 1998, Panama granted a renewable 25-year concession to the Panama Canal Railway Co., a joint venture between two United States corporations, Kansas City Southern Industries, Inc. and MI-JACK Products, Inc., to renovate and reopen the trans-isthmus railway, principally for connecting the container ship ports on both coasts. Under the terms of this concession, the Panama Canal Railway Co. is required to pay to the Government 5.0% of its gross revenue until it recovers its initial investment; after recovery of its initial investment, the Panama Canal Railway Co. will be required to pay the Government 10.0% of its gross revenue. As of September 2014, the Government is receiving a 5.0% payment of the railway’s gross revenue.

Passenger and container transport services were initiated in September and October 2001, respectively. In 2010, the railway moved approximately 1.2 million TEUs, an increase of 478.5 thousand TEUs as compared to 2009. In 2011, the railway moved approximately 1.4 million TEUs, an increase of 181.5 thousand TEUs as compared to 2010. In 2012, the railway moved approximately 1.3 million TEUs, a decrease of 115.5 thousand TEUs as compared to the same period in 2011. In 2013, the railway moved approximately 1.2 million TEUs, a decrease of 30 thousand TEUs as compared to the same period in 2012. In 2014, the railway moved approximately 1.3 million TEUs, an increase of 63 thousand TEUs compared to the same period of 2013.

Oil Pipeline. The trans-isthmus oil pipeline, completed in 1982, was constructed because the world’s largest oil tankers could not transit the Panama Canal. The pipeline operated in an eastward direction, in large part to service the market for Alaskan crude oil shipments to oil refineries on the east coast of the United States. On November 28, 1995, the United States Congress rescinded the ban on the exportation of Alaskan crude oil, thereby allowing the export of Alaskan crude oil to Asia and eliminating the need to transport Alaskan crude oil to the east coast of the United States by means of the trans-isthmus oil pipeline. In June 1995, the Government signed a contract with Petroterminales de Panamá S.A. (a joint venture between the Government and Northville Industries Corp.) allowing Petroterminales de Panamá S.A. to expand the pipeline’s terminal ports at Chiriquí Grande on the Caribbean and Puerto Armuelles on the Pacific into general cargo ports until 2016. On March 9, 2016, the Cabinet issued Cabinet Resolution No. 29 authorizing a 20-year extension of the contract. The Pacific and Atlantic terminals are connected by a 131-kilometer (approximately 81-mile) pipeline. At present, oil is pumped from the Atlantic to the Pacific Terminal, after the completion of a pipeline reversal project in August 2009. The pipeline has a pumping capacity of approximately 800,000 barrels per day.

Toll Road. In 1994, Panama granted a concession to Proyectos y Construcciones, S.A. (“PYCSA”), a Mexican consortium, for construction of the Madden-Colón highway, a trans-isthmus toll road between Panama City and Colón. The first of a total of two sections of this road was completed in May 1999 and is in use. In January 2007, the Government approved the transfer of the concession from PYCSA to Odebrecht, a Brazilian construction company, which then transferred the concession to Concesionaria Madden-Colón (“CMC”), one of its Panamanian subsidiaries. Odebrecht built and completed the first phase of the toll road from Madden to Quebrada López at a total cost of approximately U.S.$299.6 million. On April 29, 2009, the first phase of the Madden-Colón Highway became operational under the maintenance and administration of CMC, and the operation of the highway has been continuous and uninterrupted, and has generated toll payments. In July 2012, the second phase of the Madden-Colón highway connecting Quebrada López to Cuatro Altos was completed following an investment of approximately U.S.$213.6 million.

During the first quarter of 2011, the Government created ENA to provide the financing for, and to acquire ownership of, the Corredor Sur and Corredor Norte toll highways in Panama. The Republic subsequently decided to separate the acquisition of the Corredor Sur and Corredor Norte toll roads into two stand-alone transactions. On August 12, 2011, ENA acquired Corredor Sur, and on August 18, 2011, ENA successfully issued and placed U.S.$395.0 million in bonds to finance the acquisition of the toll road. The Government contributed U.S.$50 million to ENA in connection with the purchase. The transaction was finalized on August 24, 2011. Subsequently, ENA entered into agreements during the second quarter of 2012 for the acquisition of Phases I and IIA and the Panama-Madden segments of Corredor Norte, for a purchase price of U.S.$647 million. ENA issued U.S.$600 million in bonds and the Government contributed approximately U.S.$76.2 million in connection with the purchase. The transaction was completed in October 2012. On February 15, 2013, ENA Este S.A., a subsidiary of ENA, acquired the concessions for Phase IIB, also referred to as ENA Este. Ena Este is an expansion of Corredor Norte that will connect with the Panamerican Highway, itself a continuation of Corredor Sur, and is intended mainly for purposes of commuting, with an expectation that 90% of the traffic will be composed of automobiles. Principal construction began in March 2012 and was completed in November 2015. The government has not contributed directly to the construction of the road. In October 2012, the concession was transferred from ENA Este S.A. to the ENA Este Trust, which issued U.S.$212.0 million senior secured notes in March 2014 as part of the financing for construction of the road.

Liquefied Natural Gas. On June 26, 2015, the United States Trade and Development Agency (“USTDA”) awarded a grant to the PCA to support the planning of an LNG import terminal to take advantage of the Panama Canal expansion project. To capitalize on this growth, the PCA is interested in developing LNG-related infrastructure projects, including an import terminal. The USTDA-funded feasibility study will be completed through Federal Business Opportunities and will help the PCA set strategic priorities and plan projects related to LNG infrastructure and natural gas utilization at the Panama Canal. The LNG terminal is anticipated to support the implementation of maritime- and energy-related projects. On July 25, 2016, the Panama Canal marked a new milestone with the first passage of a ship carrying LNG.

THE COLÓN FREE ZONE

The CFZ was created by the Panamanian Government in 1948 to take advantage of Panama’s unique geographic location and to boost trading activity in the province of Colón. The CFZ, located at the Atlantic entrance of the Panama Canal, has developed into the largest duty-free zone in the Western Hemisphere in terms of commercial activity. As of December 31, 2015, approximately 2,052 companies used the CFZ service facilities for a variety of trading activities.

In addition to being exempt from tariffs and duties, companies operating in the CFZ enjoy preferential tax treatment. In the past, the income of CFZ companies was taxed at graduated rates from 2.5% to 8.5%. Under the Ley de Universalización de Incentivos Tributarios a la Producción, such income was to be taxed at a flat 15%. However, significant protests, including a refusal by some CFZ companies to pay taxes, resulted in the elimination of all taxes on international operations income for CFZ companies effective January 1, 1997.

The CFZ’s major competitors are free trade zones in the United States (Miami), Chile (Iquique), Aruba, Curaçao and Uruguay. Traditionally, the CFZ has enjoyed several competitive advantages over certain of its competitors, including the CFZ’s use of the U.S. dollar as legal tender, lack of restrictions on capital movements and access to frequently traveled land, air and sea routes. Global and regional trends in trade patterns and capital liberalization, however, have begun to narrow several of these competitive advantages and affect the CFZ’s prospects for continued rapid growth.

Law No. 8 of April 4, 2016 provided a new framework for the CFZ, replacing Decree-Law 18 of 1948, which previously regulated the CFZ. Among other changes, the law provides for (a) an anti-money laundering/combating the financing of terrorism regime for the CFZ; (b) several revisions to the tax code, including exempting valued added tax in certain circumstances and providing for the Panamanian tax authority to communicate collection efforts through e-mail, phone, SMS text messaging and social networks; (c) reduction of the rate of the annual operation notice tax (from 1% to 0.5% on capital within the threshold of U.S.$100 to U.S.$50,000), which applies also to the other free trade zones; (d) modifications to the activities that businesses may conduct within the CFZ, including services related to aviation, services by data centers and retention of digital information, international sale of goods through e-commerce, multi-modal services, services to individuals or entities located outside Panama and any other activity permitted by the duly authorized board of directors of the CFZ and (e) establishment of an immigration regime for foreign workers and foreign investors in the CFZ.

The CFZ has a significant impact on the Panamanian economy. From 2011 through 2015, it contributed an average of 6.9% of GDP. The value of goods passing through the CFZ is considerable, particularly in relation to the Panamanian economy as a whole. In 2012, total imports to the CFZ were U.S.$14.6 billion, up from U.S.$14.0 billion in 2011, while total re-exports were U.S.$15.9 billion, up from U.S.$15.1 billion in 2011. By contrast, Panama’s non-CFZ, non-petroleum merchandise exports were U.S.$840.1 million in 2012, while non-CFZ merchandise imports were U.S.$11.6 billion in 2012. In 2013, total imports to the CFZ were preliminarily estimated at U.S.$12.7 billion, down from U.S.$14.6 billion in 2012, while total re-exports were U.S.$14.7 billion, down from U.S.$15.9 billion in 2012. By contrast, Panama’s non-CFZ, non-petroleum merchandise exports were U.S.$843.7 million in 2013, while non-CFZ merchandise imports were preliminary U.S.$12.2 billion in 2013. In 2014, total imports to the CFZ were preliminarily estimated at U.S.$11.1 billion, down from U.S.$12.7 billion in 2013, while total re-exports were U.S.$13.0 billion, down from U.S.$14.7 billion in 2013. By contrast, Panama’s non-CFZ, non-petroleum merchandise exports were U.S.$815.9 million in 2014, while non-CFZ merchandise imports were preliminary U.S.$12.8 billion in 2014. In 2015, total imports to the CFZ were estimated at U.S.$10.4 billion, a decrease from U.S.$11.1 billion in 2014, while total re-exports were U.S.$11.4 billion, a decrease from U.S.$13.0 billion in 2014. By contrast, Panama’s non-CFZ, non-petroleum merchandise exports were estimated at U.S.$695.0 million in 2015, while non-CFZ merchandise imports were estimated at U.S.$11.6 billion in 2015.

In 2011, the activities of the CFZ increased by 34.8% compared to 2010, reflecting a contribution of 7.7% of GDP. This increase is primarily attributable to the increase in re-exports to the principal markets. In 2012, the activities of the CFZ increased by 5.6% compared to 2011, reflecting a contribution of 7.2% of GDP. In 2013, the activities of the CFZ decreased by 10.9% compared to 2012, reflecting a contribution of 7.5% of GDP. This decrease was primarily attributable to a decrease in revenues from imports. In 2014, the activities of the CFZ decreased by 12.4% compared to 2013, reflecting a contribution of 6.3% of GDP. In 2015, the activities of the CFZ decreased by 9.5% compared to 2014, reflecting a contribution of 5.8% of GDP. This decrease is primarily attributable to ongoing payment issues with Venezuelan importers due to Venezuelan foreign exchange controls and the application of increased tariffs to certain textiles, apparel and footwear by Colombian authorities.

On April 6, 2016, the government published Law No. 7 as part of an initiative to revitalize the CFZ. In accordance with this new law, Panamanian residents will be permitted to buy up to U.S.$1,000 every six months of tax-free merchandise for personal use. Also, the law provides incentives for infrastructure investments in the CFZ, which will be regulated by the Ministry of Economy and Finance together with the Ministry of Trade and Industry.

Diplomatic and trade tariffs disputes Panama has with countries in the region have also had an effect on the CFZ. On March 6, 2014, Venezuela’s President Nicolas Maduro announced that Venezuela would break diplomatic and economic relations with Panama after Panama sought a meeting with regional diplomats in the OAS to discuss the protests that had shaken Venezuela since February 2014. As a consequence, there have been delays in resolving a series of backlogged debts concerning goods imported into Venezuela from Panama’s CFZ arising in part from the exchange control implemented by the Venezuelan National Center for Foreign Commerce (CENCOEX, formerly CADIVI), restricting the access to U.S. dollars by Venezuelan importers. Estimates of the amount owed by Venezuelan companies range from U.S.$0.5 billion to U.S.$2.0 billion. Venezuelan and Panamanian authorities have claimed part of this debt derives from fraudulent over-invoicing and some Panamanian counterparties have conceded that there may be some unjustified charges. Resolution of claims by Panamanian exporters will likely involve a protracted process. Diplomatic relations between both countries were restored as of July 8, 2014. In October 2014, a diplomatic mission, led by the Minister of Commerce and Industry and the Vice Minister of Foreign Affairs, traveled to Venezuela to meet with Venezuelan authorities regarding the outstanding debts with CFZ reexporters and Copa Airlines. As a result of these meetings, the Binational Technical Commission was reactivated, with the objective of promoting a resolution of this matter. During 2015, Panamanian officials continued to visit Venezuela to advance the process: the Vice President and Minister of Foreign Affairs traveled to Venezuela on April 14, 2015, and the Vice Minister of Foreign Affairs, among other Panamanian authorities, traveled to Venezuela on April 21, 2015. Most recent estimates indicate that the amount owed to CFZ reexporters is approximately U.S.$530 million, and as of July 31, 2015 the amount owed to Copa Airlines was approximately U.S.$448 million. On June 5, 2016 the CFZ and Venezuela agreed to a new methodology to determine the amount due on accounts payable by Venezuelan traders to their Panamanian counterparts. In accordance with the new methodology, the total amount owed decreased from U.S.$530 million to U.S.$41 million. The CFZ Users Association has stated that the new methodology does not properly reflect the real amount of outstanding debts.

In January 2013, Colombia imposed supplemental import tariffs on certain textiles, apparel and footwear coming from countries where no trade agreement with Colombia was in force. In June 2013, Panama lodged a complaint at the WTO against Colombia claiming that the effective import tariff applied to those products is higher than the maximum allowed under WTO agreements. In November 2015, a WTO panel issued a report in which it concluded that the measures complained of were inconsistent with WTO agreements. In a report dated May 12, 2016, the WTO Appellate Body rejected Colombia’s appeal and recommended that Colombia bring its tariffs into conformity with Colombia’s WTO obligations. See “Foreign Trade and Balance of Payments— Composition of Foreign Trade”.

EMPLOYMENT AND LABOR

Labor Force

In 2015, Panama’s labor force was preliminarily estimated at 1.826 million (an increase from 1.781 million in 2014), which represented approximately 64.2% of the total working age population.

As of August 2015, the service segment (principally consisting of real estate, commerce and tourism, public administration, the Panama Canal, banking, the CFZ and public utilities) employed 66.6% of the employed labor force, compared to 14.7% for the primary sector (consisting of agriculture and fisheries) and 18.7% for the industrial sector (principally consisting of manufacturing, mining and construction).

In 2011, the unemployment rate decreased to 4.5% primarily due to economic stability and an inflow of foreign direct investments. In 2012, the unemployment rate decreased to 4.1%. In 2013, the unemployment rate remained at 4.1%, primarily as a result of the country’s continued economic stability. In 2014, the unemployment rate increased to 4.8%, in response to a reduction in economic growth. In 2015, the unemployment rate increased to 5.1% due to the completion of major projects, such as the third set of locks of the Panama Canal and Metro Line 1, and the decline in sales by companies operating in CFZ. The increase in unemployment in 2015 is believed to reflect cyclical or frictional unemployment that may be relieved by the commencement of additional major projects, such as Metro Lines 2 and 3, the Fourth Bridge over the Panama Canal and the Colón Urban Renovation project.

Historically, Panama’s unemployment rate has been influenced by the service-oriented nature of the economy, which is not labor intensive. Previous administrations introduced programs aimed at reducing unemployment, including Government-sponsored job fairs, training programs for those entering the work force for the first time, and policies to stimulate foreign trade and investment and to enhance education. Since 2009, the Government has sought to stimulate employment through long-term investment in infrastructure projects. Training programs such as My First Job (Mi Primer Empleo) and other similar programs have contributed to reducing unemployment levels; these programs have been executed by the Ministry of Work and Labor Development (Ministerio de Trabajo y Desarrollo Laboral), the National Institute of Professional and Human Development (El Instituto Nacional de Formación Profesional y Capacitación para el Desarrollo Humano) and the Micro, Small and Medium Enterprises Authority (Autoridad de la Micro, Pequeña y Mediana Empresa).

Panamanian private sector workers have the legal right to join unions of their choice, subject to the unions’ registration with the Government. As of December 31, 2015, approximately 32.5% of Panama’s total employed labor force was organized, with the construction industry union as the largest. Unions engage in collective bargaining, primarily involving the negotiation of wages. The law prohibits anti-union discrimination by employers and most workers enjoy the right to strike. Certain public service workers vital to public welfare and security (e.g., police, health, and PCA employees) are not entitled to strike. While there were significant strikes during the economic and political disruptions of the mid- to late 1980s, the number of strikes in recent years has generally been limited.

The following table sets forth certain labor force and unemployment statistics for the five years ended August 2011 through August 2015:

TABLE NO. 9

Labor Force and Employment

	2011	2012	2013	2014	2015
Total Population(1)	3,723.8	3,787.5	3,850.7	3,913.3	3,975.4
Working-Age Population(1)	2,603.4	2,659.8	2,719.8	2,782.1	2,846.6
Labor Force
Employed(1)	1,538.1	1,617.2	1,672.4	1,695.4	1,733.9
Unemployed(1)	72.2	68.3	71.5	85.9	92.3
Total	1,610.2	1,685.4	1,743.8	1,781.3	1,826.1

	(annual percentage change)
Total Population	1.7%	1.7%	1.7%	1.6%	1.6%
Working-Age Population	6.2%	2.2%	2.3%	2.3%	2.3%
Labor Force
Employed	5.7%	5.1%	3.4%	1.4%	2.3%
Unemployed	(28.9)%	(5.4)%	4.7%	20.2%	7.4%
Total	3.4%	4.7%	3.5%	2.1%	2.5%

	(in percent)
Labor Force:
Participation Rate(2)	61.9%	63.4%	64.1%	64.0%	64.2%
Employment Rate(3)	95.5	95.9	95.9	95.2	94.9
Unemployment Rate	4.5	4.1	4.1	4.8	5.1

(1)	In thousands

(2)	Total labor force as percentage of working-age population.
(3)	Employed labor force as percentage of total labor force.

Source: Office of the Comptroller General.

Salaries and Wages

Panamanian labor law provides for a basic minimum wage (starting at U.S.$1.46 per hour as of January 1, 2016, depending upon the worker’s location and economic activity). Workers are also entitled to minimum benefits and working conditions including a cap on hours worked weekly (48 hours/week), specified holidays, vacations, retirement and severance benefits, and health and safety regulations. The Panamanian economy, however, has a substantial informal sector in which workers earn below the minimum wage and do not enjoy many of the benefits required by law. The informal economy, which is estimated to involve approximately one-third of the labor force, includes street vendors, operators and employees of unlicensed businesses and certain other self-employed persons. While overall GDP statistics include economic contributions of the informal sector, the Government has not found it feasible to quantify fully the GDP contribution of this sector.

Although Canal Zone workers have been within the jurisdiction of Panamanian laws since the abolition of the Canal Zone in 1979, numerous treaty provisions and legislative and administrative actions have permitted the former Canal Zone workers who continue to work to be subject to United States wage and labor laws and benefits. Private sector employees rendering services related to the Panama Canal must be paid a significantly higher minimum wage than is applicable in the rest of Panama. PCC employees and civilian employees of the United States military were subject to special labor and social security regimes, depending on their nationality and the date of their original employment. By an amendment to the Constitution adopted in 1994, PCA employees did not have their wages or benefits diminished when the PCA assumed control of the Panama Canal on December 31, 1999.

Executive Decree No. 686 of 2011 increased the basic wages of certain positions in the police force, National Air and Naval Service and the National Border Service to provide a better incentive to join the public force and to promote overall security in Panama.

In 2014, average monthly wages for Central Government employees increased to U.S.$969.1, an increase of 8.6% compared to 2013, while average monthly wages for public sector employees of municipalities increased to U.S.$536.1, an increase of 6.7% compared to 2013. In 2014, average banana plantation monthly wages were U.S.$498.4, an increase of 14.7% from 2013.

In 2014, average monthly wages for employees in the public sector and banana plantations (i.e., excluding private sector enterprises excluding banana plantations), increased by an average of 5.6%. In 2013, average monthly wages in all sectors of the Panamanian economy increased by an average of 20.8%. In 2012 and 2011, average monthly wages in all sectors of the Panamanian economy increased by an average of 9.8% and 5.4%, respectively.

In 2014, public sector wages increased by 5.5% compared to an increase in 2013 of 4.5%. In 2012 and 2011, public sector wages increased by 11.2% and 6.9%, respectively.

By law, the minimum wage is subject to review every two years. The minimum wage, which became effective on January 1, 2012, was raised by Executive Decree No. 240 of December 28, 2011, which increased the minimum wage by a percentage of between 15% and 18%, depending on the sector. The minimum wage was reviewed again in December 2013 and increased by Executive Decree 182 of December 30, 2013 by a percentage between 12.4% and 27.8% depending on the sector and other factors. The minimum wage was reviewed again in December 2015 and increased pursuant to Executive Decree 293 of December 22, 2015 to its current levels by a percentage between 5.8% and 8.6% to between U.S.$1.46 per hour and U.S.$4.18 per hour, depending on the area of the country, type of economic activity, type of profession and size of the employer company.

The following table sets forth a summary of average real monthly wages for the years ended in August 2010 through August 2014:

TABLE NO. 10

Average Real Monthly Wages

	2010	2011	2012	2013(1)	2014(1)
Public Sector:
Central Government	$665.3	$694.8	$843.6	$892.2	$969.1
Autonomous agencies	857.0	876.7	947.4	979.2	1,009.1
Social Security	980.2	989.8	998.6	1,077.9	1,102.0
Municipalities	436.4	476.0	481.2	502.5	536.1
Public Enterprises	1,436.6	1,673.2	1,586.5	1,609.7	1,645.5
All Public Sector	806.8	862.4	959.1	1,002.2	1,057.8
Private Enterprise	662.8	704.1	769.8
Banana Plantations(1)	392.8	356.0	431.4	434.3	498.4

All Employees	$705.8	$744.2	$817.3	$987.0	$1,042.1

	2010	2011	2012	2013(1)	2014(1)
	(annual percentage change)
Public Sector:
Central Government	2.4%	4.4%	21.4%	5.8%	8.6%
Autonomous Agencies	(0.8)	2.3	8.1	3.4	3.1
Social Security	4.1	1.0	0.9	7.9	2.2
Municipalities	7.6	9.1	1.1	4.4	6.7
Public Enterprises	4.8	16.5	(5.2)	1.5	2.2
All Public Sector	2.1	6.9	11.2	4.5	5.5
Private Enterprise	13.8	6.2	9.3
Banana Plantations(2)	10.9	(9.4)	21.2	0.7	14.7

All Employees	11.1%	5.4%	9.8%	20.8%	5.6%

(1)	Excludes private enterprise laborers.
(2)	Calculation includes wages of laborers who worked 22 or more days in the reference month.

Source: Office of the Comptroller General.

Social Security

Social security benefits covering private sector and public sector employees are provided by Caja de Seguro Social (“CSS”), with additional benefits for public sector employees provided through the Complementary Pension Fund for Civil Servants (“CPF”), administered by CPF. The main sources of CSS revenue are contributions equal to 22.0% of wages (9.75% paid by employees and 12.25% by employers), Central Government transfers and investment income. In 2015, CSS’s preliminary revenues and expenditures amounted to 4.8% and 3.9% of nominal GDP, respectively.

On December 28, 2005, Law No. 51 reformed Panama’s social security system. Under Law No. 51, effective 2013, employees must contribute to the social security system for 20 years (an increase from the prior 15-year requirement and reduction from the 25-year requirement embodied in Law No. 17) before becoming eligible to receive benefits. As of December 31, 2014, under Law No. 51, the current retirement age for men is 62 and 57 for women. However, Law No. 51 permits early or delayed retirement within a range of ages and the specific age at which one retires determines a retiree’s level of benefits. Additionally, Law No. 51 increased employer contributions to the social security system from 10.75% to 12.25% and employee contributions from 7.25% to 9.75%. Furthermore, Law No. 51 reformed Panama’s social security system by gradually transitioning from a defined benefits system to personal savings accounts. All persons under 35 years of age who at the time the law became effective were covered by the social security system had the option of retaining the defined benefit system or electing to participate in the personal savings accounts.

The CSS provides benefits in the following areas: health, pensions and disability (“IVM”), workers’ compensation and program administration. Demographic trends such as an aging population and increase in the number of pension beneficiaries have contributed to a decline of the financial position of IVM.

To provide annual funds to the CSS’s IVM as mandated by Law No. 51, Panama, represented by the Ministry of Economy and Finance, executed an Administration and Investment Trust (“IVM Trust”) on September 12, 2008. Pursuant to Law No. 51, Panama disbursed U.S.$75.0 million per year to the IVM Trust from 2007 to 2009; U.S.$100.0 million per year from 2010 to 2012; U.S.$140.0 million per year from 2013 to 2015; and is scheduled to continue to disburse U.S.$140.0 million per year until 2060. To cover IVM’s deficit, CSS requests transfers from the IVM Trust. In 2011 and 2012, the IVM had deficits of U.S.$26.9 million and U.S.$5.9 million, respectively, prior to accounting for the transfers from the IVM Trust. In 2013, 2014 and 2015, preliminary figures indicate the IVM had surpluses of U.S.$154.3 million, U.S.$30.3 million and U.S.$28.2 million, respectively, prior to accounting for the transfers from the IVM Trust.

The CPF, created in 1975, facilitates payment of pensions to retired public sector employees, including those eligible to receive pensions under certain special laws that generally allow retirement before the CSS’s statutory retirement ages (as of December 31, 2015, 62 for men and 57 for women) with pensions of up to 100% of the most recently earned salary. Some of the special laws date back to the 1930s when the Government began granting benefits to particular categories of public sector employees. Once the statutory retirement age is reached and CSS pensions are received, the special laws provide additional pensions so as to maintain 100% of the most recently earned salary (up to certain maximums).

To finance the CPF’s pension payments, public sector employees contribute 2.0% of their salaries to the CPF and employers pay 0.3% of their employees’ wages to cover the CPF’s administrative costs. In February 1997, the Assembly adopted Law No. 8, which reformed the CPF and established the Public Employees Savings Pension Capitalization System (“SIACAP”), a defined contribution pension plan for most public sector employees. Only public sector employees who retired or were eligible for CPF pensions on or before December 31, 1999 continue to be CPF participants. Other public sector employees were immediately transferred to SIACAP. SIACAP participants have individual accounts funded initially with Government-issued bonds equal to CPF contributions previously made by the participant plus interest at 5.0% per annum since contribution. In August 1999, the Government issued U.S.$395 million aggregate principal amount of such bonds (the “SIACAP Bonds”). Future contributions will be made by participants and the Government as a percentage of the participant’s wages. Because SIACAP is a defined contribution plan, the value of future retirement benefits will depend on the assets in an individual’s account, thus eliminating future unfunded pension liability for the CPF for SIACAP participants. Because SIACAP participants will no longer be making current contributions to the CPF, the CPF will have no revenues and will run annual deficits, although its annual deficits will decline as the number of CPF participants falls.

Since its inception on July 7, 2000 through December 31, 2015, SIACAP had received over U.S.$1.3 billion in contributions from its participants. As of June 30, 2016, SIACAP had 448,378 participants and carried a balance of U.S.$672.7 million in contributions from its participants. As of December 31, 2015, SIACAP had 442,741 participants and carried a balance of U.S.$661.4 million. As of December 31, 2014, SIACAP had 428,806 participants and carried a balance of U.S.$657.5 million. As of December 31, 2013, SIACAP had 420,375 participants and carried a balance of U.S.$641.9 million. As of December 31, 2012, SIACAP had approximately 408,777 participants and carried a balance of U.S.$644.6 million. As of December 31, 2011, SIACAP had approximately 392,954 participants and carried a balance of U.S.$633.4 million.

PUBLIC FINANCE

Public finance in Panama is heavily influenced by the U.S. dollar-based monetary arrangements in place since 1904. The lack of a printed national currency and the general absence of domestic budgetary financing through the banking system, except to a limited extent, have imposed constraints on fiscal and monetary policy that are not present in countries that can finance their deficits by printing local currency.

Central Government Budget

The Government’s fiscal year is the calendar year. Pursuant to the Panamanian Constitution, responsibility for the preparation of the Central Government budget rests with the executive branch. Under Article 184 of the Constitution, the executive branch must submit a budget proposal to the Assembly by October 1 of each year.

Prior to December 31 of each year, the Assembly may accept, reject or suggest revisions to the budget proposal. If the Assembly accepts either the original or a revised budget proposal, it becomes law. If the Assembly rejects the budget proposal or the Assembly suggests revisions to the executive branch budget proposal and the executive branch does not reflect the revisions in the form of a new budget proposal submitted to the Assembly, then, for most expenditures, the prior year’s budget remains in force until a new budget is approved. For certain limited classes of expenditures, including budgeted debt service payments, the budget proposal must be implemented each year regardless of Assembly action. If the Assembly fails to take action on the budget by December 31 by accepting, rejecting or suggesting revisions, the new budget automatically becomes law on January 1.

The Assembly approved Panama’s 2016 budget on November 24, 2015. The 2016 budget contemplates total expenditures of U.S.$20.1 billion, with budget estimates based on an anticipated nominal GDP of U.S.$53.9 billion (6.3% growth from 2015) and an anticipated consolidated non-financial public sector deficit of approximately U.S.$808 million (approximately 1.5% of estimated nominal GDP) for 2016. Article 10 of the Social and Fiscal Responsibility Law, as amended by Law No. 38 of 2012, establishes a ceiling for the fiscal deficit adjusted balance of the non-financial public sector of 1.5% of nominal GDP projected in the budget for the 2016 fiscal year. The 2016 budget allocates public expenditures as follows: 43.4% to the social sector; 11.5% to infrastructure; 10.1% to production/development; 15.7% to general services; and 8.3% to debt service of the non-financial public sector.

TABLE NO. 11

Budgeted Expenditures of the Central Government by Function(1)

(in millions of dollars)

Itemization	2011	2012	2013	2014	2015
Legislative	66.9	75.9	65.3	65.6	71.5
Judiciary	84.4	106.8	108.2	105.0	120.3
General Comptroller	88.6	88.2	81.4	86.2	85.0
Presidency	677.7	927.2	1,463.3	1,184.5	902.1
Government	182.8	278.6	237.0	347.6	337.3
Foreign Affairs	49.8	66.7	59.5	68.0	80.3
Education	1,186.5	1,462.0	1,471.0	1,649.0	1,876.8
Commerce and Industry	93.1	143.7	88.8	73.6	92.8
Public Works	652.0	755.5	729.6	917.6	960.3
Agriculture	107.3	161.6	146.6	138.1	217.3
Health	1,078.9	1,263.1	1,511.9	1,856.1	2,000.2
Labor	100.1	53.1	40.8	44.3	31.0
Housing	131.6	163.6	87.5	137.1	256.3
Economy and Finance	733.8	732.9	706.6	610.4	1,051.0
Social Development	194.5	196.8	211.4	249.6	278.7
Security	490.4	548.4	637.3	716.6	654.5
Public Ministry	76.7	89.9	93.1	100.6	121.1
Electoral Tribunal	35.7	59.0	93.1	85.3	61.7
Tax Administrative Court	2.4	2.6	2.5	2.8	3.0
Court of Accounts	3.0	3.2	3.0	3.1	3.4
Prosecutor of Accounts	3.3	3.0	2.9	3.0	3.0
Ombudsman	2.6	6.0	5.8	5.8	5.5
Other expenses	13.5	14.0	13.8	15.1	18.6
Total	$6,055.6	$7,201.8	$7,860.4	$8,465.2	$9,231.6

Source: Ministry of Economy and Finance.

(1)	Excluding transfers, subsidies and debt service.

In 2015, Panama’s non-financial public sector balance registered a deficit of approximately U.S.$1,224.0 million (2.3% of nominal GDP), a smaller deficit than the deficit of approximately U.S.$1,563.1 million (3.4% of nominal GDP) in 2014, and larger than the deficit of approximately U.S.$1,026.0 million (2.3% of nominal GDP) in 2013. In 2012, Panama’s non-financial public sector balance registered a deficit of approximately U.S.$550.6 million (1.5% of nominal GDP), smaller than the deficit of approximately U.S.$703.1 million (2.2% of nominal GDP) recorded for 2011.

The Central Government’s overall balance registered a deficit of approximately U.S.$2.0 billion (3.9% of nominal GDP) in 2015, a deficit of approximately U.S.$1.9 billion (4.0% of nominal GDP) in 2014, a deficit of approximately U.S.$1.7 billion (3.8% of nominal GDP) in 2013, a deficit of approximately U.S.$1.0 billion (2.6% of nominal GDP) in 2012 and a deficit of approximately U.S.$1.1 billion (3.2% of nominal GDP) in 2011.

Taxation

The Panamanian Constitution authorizes the levying and collection of taxes by taxing authorities at both the national and municipal levels. The Central Government collects taxes on personal and corporate income, real property and certain securities. In addition, the Central Government collects import and export duties and a value-added tax on all personal property, except food, medicine and other minor items. In July 2010, the value-added tax increased from 5.0% to 7.0%. Municipalities are permitted to collect taxes from sources of a more local nature, such as taxes on public performances, sales of alcoholic beverages, quarry activities and forestry.

Revised figures indicate that approximately 69.7% of the Central Government’s current revenues in 2015 came from various forms of taxation. Central Government tax revenues in 2015 were U.S.$5.0 billion, an increase of 0.8% over 2014 tax revenues. Approximately 51.1% of 2015 tax revenues were from direct taxes, compared to their 51.1% contribution to tax revenues in 2014. Direct tax revenues in 2015 were U.S.$2.6 billion, a 1.0% increase from U.S.$2.6 billion in 2014.

Personal income tax rates vary at incremental levels based on the individual’s annual earnings. Each tax bracket includes a fixed component as well as a variable percentage assessed on income above the minimum income level for the applicable bracket. Corporate income taxes are 30% of non-CFZ income, as a result of the 1995 Ley de Universalización de Incentivos Tributarios a la Producción (the “LUIT”). Domestic transaction taxes, such as the value-added tax, a tax on petroleum products, tobacco and beverage taxes and other indirect taxes, accounted for 48.8% of 2015 tax revenues.

Pursuant to Law No. 8 of 2010, beginning on January 1, 2012, companies in the categories of electric distribution, reinsurance, certain financial activities, cement production, gambling, mining and banks pay income tax at the rate of 27.5%, down from the previous rate of 30%. This rate decreased further to 25% as of January 1, 2014. Companies that fall under these categories and have a gross income of U.S.$1.5 million or more will pay the scheduled income tax or, in the alternative, will pay 4.64% of their gross income towards income tax, whichever is higher. Companies that are owned 40% or more by the Republic will pay 30% of their gross income towards income tax.

As a result of the LUIT, Panama’s accession to the WTO and other trade agreements, the rates and computation of various import duties have changed and can be expected to continue to change in the future. See “Foreign Trade and Balance of Payments— Tariffs and Other Trade Restrictions.”

In addition to the Central Government and municipalities, other public sector entities also have taxing authority. These include CSS, whose various taxes and assessments generally equal approximately 9.75% of an employee’s wages and 12.25% of an employer’s wage bill, while the education tax is equal to 1.25% of an employee’s wages and 1.5% of an employer’s wage bill.

Law No. 24 of 2013 created the Autoridad Nacional de Ingresos (“Panama Revenue Authority” or “ANIP”) to replace the Dirección General de Ingresos (“General Directorate of Taxation” or “DGI”) of the Ministry of Economy and Finance. Following best international practices, this new agency would be given significant autonomy from the Government. The Government expected that the establishment of this new agency will result in increased tax collections, efficiency and greater fiscal transparency. ANIP would be managed by a General Administrator appointed for a seven-year period and a board of directors that would oversee its performance and compliance with all legal requirements. In September 2014, the plenum of the Supreme Court of Justice declared Law No. 24 of 2013 unconstitutional, finding that the law usurped functions of the President and Ministry of Economy and Finance. The DGI accordingly continues to serve as the national tax authority.

As of September 2016, Panama has signed Tax Exchange of Information Agreements with Canada, Denmark, Faroe Islands, Finland, Greenland, Iceland, Japan, Norway, Sweden and the United States. Panama has treaties for the avoidance of double taxation and prevention of fiscal evasion that have entered into force with 23 governments.

Revenues and Expenditures

Period Ended June 30, 2016

The Central Government’s total revenues for the six-month period ended June 30, 2016 totaled U.S.$3,374 million, an increase of 7.7% from the same period in 2015. As of June 30, 2016, capital expenditures increased by 8.4% to U.S.$1,506 million compared to the same six-month period in 2015 due to investment projects in the areas of public security, development and education. Current savings increased to U.S.$346 million as of June 30, 2016, which represents 0.6% of estimated 2016 GDP and an increase of 271.5% compared to the same period in 2015 due mainly to an increase in tax revenue. The table below sets forth the revenues and the expenditures of the Central Government for the periods indicated.

TABLE NO. 12

Fiscal Performance - Central Government

	Period Ended June 30, (in millions of dollars)
	2015(R)	2016(P)
Total Revenues	3,132	3,374
Adjusted Current Revenue	3,126	3,374
Tax Revenue	2,463	2,767
Non Tax Revenues	663	607
Capital Income	0	0
Donations	6	0
Total Expenditures	4,423	4,535
Current Expenditures	3,033	3,029
Current Savings	93	346
Capital Expenditures	1,390	1,506
Deficit	(1,291)	(1,161)
% of GDP	(2.5)%	(2.2)%

(R)	Revised figures.
(P)	Preliminary figures.

Source: Ministry of Economy and Finance.

The non-financial public sector, which includes the Central Government, decentralized agencies (including CSS and principal universities) and non-financial public enterprises, had total revenues of U.S.$5,613 million during the six-month period ended June 30, 2016, an increase of 11.8% compared with the same period in 2015. The increase was mainly due to an increase of CSS collections. Current savings for the sector amounted to U.S.$1,454 million in the six-month period ended June 30, 2016, an increase of 57.1% compared to the same period in 2015.

The following table sets forth the revenues, by purpose, and expenditures, by sector, of the consolidated non-public financial sector for the periods indicated.

TABLE NO. 13

Fiscal Performance - Consolidated Non-Financial Public Sector

	Period Ended June 30, (in millions of dollars)
	2015(R)	2016(P)
Total Revenues	5,018	5,613
Adjusted Current Revenue	4,669	5,072
Capital Income	4	7
Donations	6	0
Total Expenditures	5,666	5,741
Current Expenditures	4,083	4,152
Current Savings	925	1,454
Capital Expenditures	1,583	1,589
Deficit	(647)	(129)
% of GDP	(1.2)%	(0.2)%

Source: Ministry of Economy and Finance.

Year Ended December 31, 2015

The following tables set forth the revenues, by purpose, and expenditures, by sector, of the Central Government and the consolidated non-financial public sector for the years 2011 through 2015. Under the terms of the 1994 amendments to the Constitution, the Panama Canal Authority budget is not included in the budget of the Central Government.

TABLE NO. 14

Central Government Operations

(in millions of dollars)

	2011(R)	2012(R)	2013(R)	2014(R)	2015(P)
Total Revenues	5,571.0	6,490.1	6,924.1	7,097.9	7,223.2
Current Revenues	5,537.9	6,472.6	6,796.5	7,041.8	7,161.7
Tax Revenues	3,711.8	4,689.9	4,859.3	4,998.6	5,036.7
Direct	1,701.8	2,477.9	2,619.6	2,551.5	2,577.3
Indirect	2,010.0	2,212.0	2,239.7	2,447.1	2,459.5
Non Tax Revenues	1,994.1	2,051.0	1,937.2	2,043.2	2,124.9
Adjustments to Rent	(168.0)	(268.3)	—	—	—
Capital Gains	15.0	3.0	114.3	54.0	45.2
Donations	18.1	14.4	13.3	2.1	16.3
Total Expenditures	6,678.7	7,518.7	8,613.9	9,042.5	9,249.0
Current Expenses	4,164.6	4,563.3	4,798.0	5, 684.1	5,993.3
Wages and Salaries	1,413.4	1,588.3	1,761.2	1,965.7	2,187.0
Goods and Services	407.7	524.7	513.9	700.5	542.7
Transfers	1,513.7	1,577.0	1,528.5	1,988.4	2,108.1
Interest	730.2	739.8	822.1	837.6	933.3
Others	99.5	133.5	172.3	191.9	222.2
Current Savings	1,373.4	1,909.4	1,998.5	1.357.7	1,168.3
% of GDP	4.1%	5.0%	4.5%	2.8%	2.2%
Total Savings	1,406.5	1,926.8	2,126.1	1,413.8	1,229.9
% of GDP	4.2%	5.1%	4.7%	2.9%	2.4%
Capital Expenditures	2,514.2	2,955.5	3,815.9	3,358.4	3,255.7
Primary Balance	(377.5)	(288.9)	(867.7)	(1,107.0)	(1,092.5)
% of GDP	(1.1)%	(0.8)%	(1.9)%	(2.3)%	(2.1)%
Surplus or Deficit	(1,107.7)	(1,028.7)	(1,689.8)	(1,944.6)	(2,025.9)
% of GDP	(3.5)%	(2.9)%	(4.0)%	(4.0)%	(3.9)%

(R)	Revised figures.
(P)	Preliminary figures.

Note: Totals may differ due to rounding.

Source: Ministry of Economy and Finance.

TABLE NO. 15

Consolidated Non-Financial Public Sector Operations

(in millions of dollars)(1)

	2011(R)	2012(R)	2013(R)	2014(R)	2015(R)
Revenues:
General Government
Central Government	$5,391.7	$6,343.7	$6,673.8	$6,920.5	$7,022.5
CSS	2,041.5	2,186.1	2,676.7	2,793.8	3,048.5
Consolidated agencies	147.3	154.0	187.1	188.6	200.4
Total	$7,580.5	$8,683.8	$9,537.6	$9,903.0	$10,271.4
Public Enterprises Operations Surplus	147.2	138.3	124.6	118.6	123.0
Nonconsolidated Agencies Surplus and Others	(16.2)	150.0	91.6	123.3	197.9
Education Tax Surplus(2)
Capital Revenues	32.1	26.7	182.5	77.7	47.8
Donations	18.1	14.4	13.3	2.1	16.3
Total	$7,716.7	$9,013.2	$9,949.7	$10,224.7	$10,656.3
Expenditures:
General Government
Central Government	2,883.0	3,394.4	3,535.9	4,353.4	4,378.1
CSS	1,946.4	2,084.9	2,401.4	2,545.9	2,727.8
Consolidated agencies	194.9	200.3	200.4	215.3	238.8
Total	$5,024.3	$5,679.6	$6,137.7	$7,114.6	$7,344.7
Capital Expenditures	2,698.6	3,142.0	4,014.1	3,830.4	3,595.3
Total	$7,722.9	$8,821.6	$10,151.8	$10,945.0	$10,940.0
Balance(3)	38.9	191.6	(202.1)	(720.3)	(283.6)
Debt Interest Paid	741.9	742.2	823.9	842.7	940.4
Total Consolidated Non-Financial Public Sector Expenditures	$8,464.8	$9,563.8	$10,975.7	$11,787.7	$11,880.3
Overall Surplus (Deficit)	$(703.1)	$(550.6)	$(1,026.0)	$(1,563.1)	$(1,042.6)
Percentage of GDP (nominal)	(2.0)%	(1.4)%	(2.3)%	(3.2)%	(2.0)%

(P)	Preliminary figures.
(R)	Revised.
(1)	Non-Financial Public Sector excludes PCA, BNP and Caja de Ahorros.
(2)	For the year 2011 and any subsequent year, this figure is included in the “Nonconsolidated Agencies Surplus and Others” line item.
(3)	Excluding interest payments.

Note:	Totals may differ due to rounding.

Sources: Office of the Comptroller General, Ministry of Economy and Finance and other public institutions.

Administration of Public Funds

Law No. 56 of September 17, 2013 created the Treasury Single Account (“TSA”), an official bank account administered by the Ministry of Economy and Finance, in which all public revenues will be deposited and from which payment of the obligations of public institutions will be made. Law No. 19 of September 30, 2014, which amends Law No. 56 of 2013, excludes municipalities and community boards, the PCA, the CSS, Tocumen, S.A., Empresa Nacional de Autopistas, S.A., Empresa de Transmision Electrica, S.A., state universities and financial intermediaries.

The TSA initiative is intended to allow for greater efficiency, transparency and security in the administration of public funds. Implementation of the TSA is intended to lead to modernization of the Treasury, standardization of operating procedures, timely and reliable information regarding balances and financial availability of the National Treasury and an increase in liquidity and in the efficiency of the management of public funds. It is expected that the TSA will become an essential tool for consolidating and managing the Government’s cash resources, thereby reducing borrowing needs and costs. On May 28, 2015, the TSA was launched and unified 5,818 accounts that public entities hold in local banks.

Pursuant to Law No. 56 of 2013, the first stage of implementation of the TSA applies only to central government institutions, followed by decentralized entities in 2016 and, lastly, to public enterprises in 2017.

International Reserves

Because Panama uses the U.S. dollar as legal tender and prints no domestic paper currency, Panama does not have foreign currency reserves in the conventional sense. In Panama, in contrast to many other countries, foreign currency reserves are not necessary for providing the private sector economy with foreign currency to pay for imports or for managing exchange rates for a domestic currency. Panama’s foreign currency reserves are generally considered to consist of BNP’s U.S. dollar-denominated foreign assets; Panama also maintains deposits denominated in euros and Japanese yen. As of December 31, 2015, BNP’s foreign assets decreased to U.S.$3.0 billion (from U.S.$3.5 billion as of December 31, 2014), primarily due to risk diversification. As of December 31, 2014, BNP’s foreign assets increased to U.S.$3.5 billion (from U.S.$2.4 billion as of December 31, 2013). As of December 31, 2013, BNP’s foreign assets increased to U.S.$2.4 billion (from U.S.$2.1 billion as of December 31, 2012). As of December 31, 2012, BNP’s foreign assets increased to U.S.$2.1 billion (from U.S.$1.8 billion as of December 31, 2011), primarily due to increased liquidity and risk diversification. As of December 31, 2011, BNP’s foreign assets decreased to U.S.$1.8 billion (from U.S.$2.2 billion as of December 31, 2010), primarily due to policies that reduced foreign assets to invest resources in the local economy. Neither BNP nor the Government currently maintain gold reserves.

The following table sets forth certain information regarding Panama’s international reserves at the dates indicated:

TABLE NO. 16

International Reserves

	December 31,
	2011	2012	2013	2014	2015
Foreign Exchange(1)	$1,754.2	$2,118.3	$2,393.5	$3,491.3	$3,028.2
Reserve Position in IMF	18.2	18.2	18.3	17.2	16.4
Total(2)	$1,772.4	$2,136.5	$2,411.8	$3,508.5	$3,044.6

(1)	Foreign assets of BNP in millions of dollars
(2)	In millions of dollars.

Source: IMF and BNP.

FINANCIAL SYSTEM

In 2011, the financial service sector represented 7.5% of GDP in chained volume measure. In 2012, the financial service sector represented 7.5% of GDP in chained volume measure. In 2013, the financial service sector represented 7.6% of GDP in chained volume measure. In 2014, the financial service sector represented 7.4% of GDP in chained volume measure. In 2015, the financial service sector represented 7.7% of GDP in chained volume measure.

The Banking Sector

Development of the banking sector has benefitted from the use of the U.S. dollar as the legal tender, the liberal banking law in effect from 1970 to 1998, the current Banking Law enacted in 1998, tax advantages and large flows of trade fostered by the Panama Canal and CFZ. The most distinctive feature of the banking sector is its international orientation with numerous foreign banks playing an important role.

Banks in Panama are classified into four groups: (i) official banks, which are those owned by the Government and authorized to carry out banking business in the domestic market and abroad; (ii) general license banks, which can undertake domestic or international operations; (iii) international license banks, which do not undertake domestic operations but are authorized to direct, from their Panamanian offices, transactions that are negotiated, carried out or produce their results abroad; and (iv) foreign banks with representative offices, which may not book transactions in Panama. As of December 31, 2015, two official banks, 46 private sector general license banks, 28 international license banks and 17 representative offices constituted the banking sector. Of the 46 private sector general license banks, 18 were incorporated in Panama and the rest abroad.

At December 31, 2015, measured by assets, the largest bank based in Panama was Banco General, S.A., with U.S.$13.7 billion in assets. Banco Nacional de Panamá (“BNP”) with U.S.$9.9 billion in assets at December 31, 2015 was the second largest bank based in Panama. Two of the other largest banks, based on assets, are Banistmo, S.A. and Banco Latinoamericano de Exportaciones, S.A. The largest international license banks, based on assets, are Bancolombia (Panama), S.A., Banco de Crédito del Perú and Banco de Bogotá S.A.

The following table sets forth information regarding the largest banks in Panama based on their assets at December 31, 2015 in each of three categories:

TABLE NO. 17

Largest Banking Institutions

(assets in millions of dollars)

	Total Assets
Official Banks
Banco Nacional de Panamá(1)	US$	9,854
Caja de Ahorros	US$	3,085
General License Banks(2)
Banco General, S.A.	US$	13,687
Banistmo, S.A.	US$	8,998
Banco Latinoamericano de Exportaciones, S.A.	US$	8,391
International License Banks
Bancolombia (Panama), S.A.	US$	5,429
Banco de Crédito del Perú	US$	3,430
Banco de Bogotá, S.A.	US$	1,628
Popular Bank Ltd. Inc.	US$	1,083

(1)	Also considered a general license bank.
(2)	Other than BNP and Caja de Ahorros.

Source: Superintendency of Banks.

Total assets of the banking sector were approximately 9.3% higher at year-end 2015 than at year-end 2014. Deposits were approximately 7.5% higher at year-end 2015 than at year-end 2014.

The table below sets forth information on the banking sector at December 31 for each of the years 2011 through 2015:

TABLE NO. 18

The Banking Sector (in millions of dollars)

	December 31,
	2011(R)	2012(R)	2013(R)	2014(R)	2015(P)
Assets:
Liquid Assets:
Deposits in local banks	$2,431	$2,630	$3,046	$3,525	$3,423
Deposits in foreign banks	10,158	12,275	13,279	16,801	17,064
Other	1,043	882	996	1,034	1,007
Total Liquid Assets	13,633	15,787	17,322	21,360	21,493
Loans	50,186	56,009	60,612	66,044	72,563
Investments in Securities	14,093	14,852	16,245	17,553	19,669
Other assets	3,063	3,078	3,743	3,463	4,753
Total Assets	80,975	89,726	97,922	108,420	118,478
Liabilities:
Deposits:
Internal:
Official	4,892	5,723	6,859	7,641	8,623
Public	25,966	29,328	32,284	34,860	36,692
Banks	2,274	2,553	3,136	3,427	3,654
Total Internal Deposits	33,131	37,603	42,280	45,928	48,968
External:
Official	61	44	99	1,704	839
Public	17,500	19,734	20,145	23,084	25,028
Banks	6,746	6,688	7,586	7,256	8,986
Total External Deposits	24,307	26,467	27,830	32,044	34,853
Total Deposits	57,438	64,070	70,110	77,973	83,821
Obligations	11,912	13,408	14,978	16,368	18,539
Other Liabilities	2,557	2,691	2,827	2,768	3,810
Total Liabilities	71,907	80,168	87,915	97,108	106,170
Capital and Reserves	9,068	9,558	10,007	11,311	12,307
Total Liabilities and Capital	$80,975	$89,726	$97,922	$108,420	$118,478

Source: Superintendency of Banks.

Banking Law

On February 26, 1998, the President of the Republic, upon authority granted by the Assembly, adopted Law No. 9 of February 26, 1998 (the “Banking Law”), a comprehensive revision and restatement of the 1970 banking law of Panama. The Banking Law became effective on June 13, 1998. Among the significant changes introduced by the Banking Law were the replacement of the National Banking Commission with the Superintendency of Banks, a more independent regulatory agency with greater supervisory powers, the establishment of new minimum capital requirements and the adoption of capital adequacy standards consistent with those contained in the Basel Accords.

The Banking Law established the Superintendency of Banks as an autonomous agency of the Government with its own assets and independent governance. The principal governing body of the Superintendency of Banks is a five-member board of directors (the “Board of Directors”). Members of the Board of Directors must meet certain minimum qualifications and are appointed by the President, without need for legislative ratification. Board members are appointed to eight-year terms, with the possibility of one additional term, and may be removed only for cause. To provide for staggered terms, the initial terms of three members of the Board of Directors were for less than eight years. In addition to exercising administrative functions, the Board of Directors is responsible for approving regulations concerning the interpretation and implementation of banking laws and setting capital adequacy standards.

The Banking Law also established the Office of the Superintendent of Banks, a full-time government official appointed by the President (without legislative intervention) for a maximum of two five-year terms. As with the members of the Board of Directors, the Superintendent of Banks must meet certain minimum qualifications and may be removed only for cause. As chief administrative officer of the Superintendency of Banks, the Superintendent of Banks is charged with managing the day-to-day operations of the agency, granting banking licenses, authorizing new branches, ordering intervention and the liquidation of banks, performing banking inspections required by law or ordered by the Board of Directors, overseeing the activities of banks in the system, imposing sanctions and, in general, exercising all powers that are not reserved to the Board of Directors.

All banks operating in Panama, including BNP and other official banks, are supervised by the Superintendency of Banks. BNP and other official banks are also supervised by the Comptroller General.

Under the Banking Law, general license banks must have paid-in capital of not less than U.S.$10 million. Additionally, general license banks must maintain minimum capital of 8.0% of their total risk-weighted assets. Capital is defined to include primary capital and secondary capital. Primary capital (also known as tier one capital) is comprised of paid-in capital, declared reserves and retained earnings, and secondary capital (also known as tier two capital) includes undeclared reserves, revaluation reserves, general reserves for losses, certain hybrid instruments and certain subordinated indebtedness. Secondary capital may not exceed primary capital. The Superintendency of Banks is authorized to increase the minimum capital requirement percentage in accordance with generally accepted international capitalization standards.

General license banks are required to maintain 30.0% of their global deposits in liquid assets of the type prescribed by the Superintendency of Banks. In addition, general license banks are required to maintain local assets in Panama in an amount not less than 85.0% of their local deposits. The Superintendency of Banks may, in accordance with economic and financial conditions of the Republic, increase the required levels of local assets up to 100% of the local deposits.

Regulations regarding interest rate ceilings in the prior banking law were abolished by the Banking Law. Currently, each bank in Panama fixes the amount of interest that it charges on loans and other facilities. Banks are required to indicate the effective interest rates of loans and deposits in their statements to clients or at a client’s request. Under the Banking Law, deposits from central banks and other similar institutions are immune from attachment or seizure. Compared to the prior banking law, the Banking Law provides for lower lending limits to a single borrower and certain related parties. Under the new limits, no bank in Panama may make loans, assume obligations or otherwise extend credit or issue guarantees to any one person or group of related persons in excess of 25.0% of the bank’s total capital. A higher lending limit of 30.0% of total capital applies to banks whose shares are owned by governmental and private institutions whose principal office is located in Panama and whose main line of business is lending to other banks.

The Banking Law also provides for additional limitations and restrictions on the ability of a bank to extend credit and issue guarantees to parties related to such bank. Related parties include the bank’s officers and directors and certain shareholders owning individually 5.0% or more of the capital stock of the bank.

Banks in Panama are subject to inspection by the Superintendency of Banks at least once every two years. Such supervisory powers of the Superintendency of Banks also extend to each bank’s subsidiaries and branches. Each bank is required to file monthly balance sheets and quarterly and annual statements indicating the performance of its credit facilities and other reports and information as prescribed by the Superintendency of Banks. In addition, each bank is required to make available for inspection its accounting records, minutes, reports on cash on hand, securities, receipts and any other reports or documents that are necessary for the Superintendency of Banks to ensure such bank’s compliance with Panamanian banking laws and regulations. Banks subject to supervision may be fined by the Superintendency of Banks for violations of banking laws and regulations.

Under the Banking Law, the Superintendency of Banks may order the reorganization of a bank without first replacing the management when it considers this course of action to be in the best interests of the depositors and to guarantee the solvency and continuity of such bank. The Superintendency of Banks has broad powers under the Banking Law to reorganize banks and can require shareholders to pay in additional capital or to authorize the issuance of new shares and their sale to third parties at prices determined by the Superintendency of Banks. Furthermore, the Superintendency of Banks may require a bank to restructure itself more fundamentally. For example, the Superintendency of Banks may require a bank to merge or consolidate with other banks, negotiate bridge loans, sell or partially liquidate assets and grant security interests in connection with such reorganization. Ultimately, if reorganization efforts fail, the Superintendency of Banks is empowered to begin the liquidation process.

The Banking Law established an annual supervisory charge to be paid by general license banks equal to U.S.$30,000 plus U.S.$35.00 per each U.S.$1.0 million in assets, up to a maximum charge of U.S.$100,000.

In 2008, the Banking Law was reformed by Law Decree No. 2 of February 22, 2008, effective as of August 25, 2008 (“Bank Law Reform”). The Bank Law Reform targeted new challenges and competition faced by the Panamanian banking system, with particular emphasis on the international market. Principal amendments included the following:

•	extending the regulatory authority of the Superintendency of Banks to cover corporations that, together with banks, form a bank group that includes holding companies of banks. This authority also extends to nonbanking corporations affiliated with a bank group;

•	granting the Superintendency of Banks legal authority to take into consideration other types of risks, such as market risk, operational risk and country risk, in determining the valuation of capital requirements;

•	modifying the procedures to deal with banks with problems or financial distress to make them more expeditious and enhancing the ability of depositors to recover their savings;

•	expanding the sanctioning authority of the Superintendency of Banks to regulate in the following areas: (i) noncompliance with provisions to prevent money laundering, funding of terrorism and related crimes; (ii) legal requirements on capital; (iii) banking liquidity; (iv) submission of documents and reports to the Superintendency of Banks; and (v) prohibitions and limitations imposed by the Banking Reform Law on banks and banking groups, including obligations of confidentiality.

In June 2014, FATF placed Panama in its list of jurisdictions with strategic AML and CFT deficiencies, also referred to as the grey list. In June 2014, Panama made a high-level political commitment to work with the FATF and the Grupo de Acción Financiera de Sudamerica to address its strategic AML/CFT deficiencies. Panama followed the recommended FATF plan, and it was removed from the FATF’s grey list on February 18, 2016. See “Recent Developments—Recent Government Actions.”

Public Sector Banking Institutions

Banco Nacional de Panamá

BNP, created in 1904, functions as a governmental bank. The General Manager of the bank is appointed by the Executive Branch of the Republic. BNP is responsible for supplying banks operating in Panama with U.S. dollars and has authority to issue and distribute coins in Panama. BNP is the Government’s banker and financial agent and acts as a clearinghouse for checks and other instruments for all other Panamanian banks. BNP also offers a wide range of commercial banking services through its 81 branches throughout Panama. In accordance with the law that governs BNP, the Government is responsible for the liabilities of BNP.

Given Panama’s U.S. dollar-based economy, BNP does not make monetary policy or print paper currency and is not a lender of last resort for Panama. BNP has no direct regulatory authority over Panamanian banks and, under the Banking Law, BNP has no representation in the Superintendency of Banks. BNP does not use rediscount or loan mechanisms with other commercial banks. There are no restrictions on its activities other than those imposed on commercial banks in Panama. BNP, like the commercial banks, has the ability to make direct loans to the Government and to purchase notes issued by Panama. BNP has certain competitive advantages compared to the rest of the Panamanian banking system in that it enjoys a monopoly on public sector deposits. The Banking Law, however, subjects BNP to regulation by the Superintendency of Banks.

BNP is the largest banking institution in Panama in terms of domestic credit, local deposits and savings deposits. Total assets of BNP, as of June 30, 2016 (according to non-audited financial statements), were U.S.$11.0 billion, bank deposits were U.S.$4.0 billion, and net loans were U.S.$3.6 billion, of which U.S.$578.4 million were made to the public sector and U.S.$3.1 billion were made to the private sector. Total assets of BNP, as of December 31, 2015, were U.S.$9.8 billion, bank deposits were U.S.$3.3 billion and loans were U.S.$3.4 billion, of which U.S.$0.6 billion were made to the public sector and U.S.$2.8 billion were made to the private sector. See “Public Sector Debt—Internal Debt”.

As of December 31, 2015, BNP’s capital and reserves represent 21.0% of its bank deposits and 7.0 % of its total assets. BNP generated gross income of U.S.$267.8 million in 2015, U.S.$266.4 million in 2014, U.S.$260.2 million in 2013, U.S.$238.0 million in 2012 and U.S.$236.3 million in 2011. BNP’s net income was U.S.$103.0 million in 2015, U.S.$101.8 million in 2014, U.S.$122.2 million in 2013, U.S.$140.1 million in 2012 and U.S.$107.1 million in 2011. The increases in 2015 in net and gross income are primarily attributable to higher income from interest and commissions.

As of December 31, 2015, the Republic had an outstanding balance of U.S.$424.2 million with BNP.

The following table sets forth BNP’s balance sheet at December 31 for the years 2011 through 2015:

TABLE NO. 19

Banco Nacional de Panamá

Balance Sheet

(in millions of dollars)

	December 31,
	2011	2012	2013	2014	2015
Assets:
Cash and checks	$358.9	$229.3	$326.1	$348.5	$195.4
Bank deposits	2,015.9	2,487.3	2,706.4	3,791.3	3,300.2
Total	2,374.8	2,716.6	3,032	4,139.8	3,495.6
Loans:
Domestic loans:
Public sector	421.2	473.9	497.2	435.6	612.0
Private sector	2,295.8	2,516.9	2,766.9	2,706.0	2,832.4
Less provisions	(54.5)	(58.0)	(52.6)	(40.4)	(36.6)
Total (net)	2,662.5	2,932.8	3,211.5	3,101.3	3,407.8
Investments:	1,541.2	1,829.9	2,033.2	1,872.1	2,728.2
Net Fixed Assets	82.8	95.6	104.7	80.5	74.3
Other Assets	284.0	143.7	253.3	82.5	82.9
Total	6,945.3	7,718.6	8,635.2	9,319.2	9,832.8
Liabilities:
Deposits	5,937.7	6,687.4	7,764.4	8,393.6	8,934.4
Other Liabilities	381.8	386.4	277.9	269.0	206.4
Total	6,319.6	7,073.8	8,042.3	8,662.6	9,140.8
Capital and Reserves	625.7	644.8	592.8	656.6	692.0
Total Liabilities and Capital	$6,945.3	$7,718.6	$8,635.2	9,319.2	9,832.8

Source: BNP.

Caja de Ahorros, the state-owned savings bank, has 55 branches as well as 168 automated teller machines throughout Panama. Caja de Ahorros is primarily a mortgage lender specializing in financing medium-income customers. Due to its liquidity position in recent years, however, Caja de Ahorros has begun to promote personal loans. Total assets of Caja de Ahorros as of December 31, 2015 were U.S.$3.1 billion (a 13.9% increase from 2014) and total deposits were U.S.$390.5 million (a 39.3% increase from 2014). Total net loans held by Caja de Ahorros, as of December 31, 2015, were U.S.$2.1 billion (a 13.7% increase from 2014). Caja de Ahorros had net income of U.S.$28.3 million in 2015, compared to net income of U.S.$16.3 million in 2014, primarily due to an increase in loans issued and due to higher income from sales of goods and lands.

Other Public Sector Institutions. The Panamanian public sector includes two other significant institutions that are not part of the banking sector. They are the agricultural development bank, Banco de Desarrollo Agropecuario (“BDA”), and the national mortgage bank, Banco Hipotecario Nacional (“BHN”). Panama created BDA to provide a source of financing for agricultural development. BDA’s activities have mainly focused on providing financing to medium and small producers. Historically, BDA has experienced significant losses. An external audit was completed in May 2001 to identify ways to improve BDA’s operational efficiency. After evaluating BDA’s loan portfolio, the external audit estimated a possible loss due to unrecoverable loans of up to U.S.$9.0 million in principal and U.S.$15.4 million in net interest. Under the LUIT, one-half of a surcharge on consumer and commercial loans (which previously was used exclusively to subsidize certain BDA and commercial bank agricultural loans) has been allocated to bolster BDA’s capital. Additionally, the LUIT tightened eligibility for BDA’s subsidized loans. As of December 31, 2015, preliminary figures indicate that BDA had U.S.$133.4 million in net loans on its books. As of December 31, 2015, the total assets of BDA were U.S.$371.1 million. BDA had net income of U.S.$7.6 million in 2015. BHN was established in 1973 to provide a source of financing for national housing projects and to foster the development of savings associations. As of December 31, 2015, BHN’s net loan portfolio was U.S.$28.3 million and its total assets amounted to U.S.$236.7 million. BHN had a net loss of U.S.$3.3 million in 2015.

Other Financial System Components

Stock Exchange. In 1990, a private stock exchange, Bolsa de Valores de Panamá (“La Bolsa”), was created. While it has had considerable growth, with aggregate trades increasing from U.S.$30.6 million in 1991 to U.S.$5.2 billion in 2015, La Bolsa remains a small portion of the financial services sector. Equity trades represented 3.0% of 2015 trading volume.

Clearing System. On April 29, 2014, La Central Latinoamericana de Valores S.A., or LatinClear, the clearing system for Panama, launched the “iLink” platform in connection with Euroclear Bank. The link allows institutional investors in the Euroclear system to buy, sell, settle and have held in custody applicable asset classes registered and issued locally under the LatinClear system.

Interest Rates. In 2015, the average interest rate paid by Panamanian banks for one-year deposits was 2.90%, while the interest rate for personal credit transactions with a maturity of one to five years averaged 9.12%. In general terms, the differential between borrowing and lending interest rates for Panamanian banks was 6.22% in 2015.

Insurance. In 1984, Panama adopted legislation intended to foster offshore insurance activity. In July 1996, the Assembly passed a law establishing a new insurance regulatory structure. As of December 31, 2015, there were 28 insurance companies and 3,010 insurance brokerages. The 3,010 insurance brokerages consisted of 2,497 individual brokers, 353 brokerage companies and 160 temporary permissions. The preliminary total registered assets of the insurance companies, as of December 31, 2015, equaled U.S.$2.7 billion. In 2011, the insurance sector grew by 20.1% as compared to 2010. In 2012, the insurance sector grew by 20.3% as compared to 2011 primarily due to an increase in premiums paid by policyholders. In 2013, the insurance sector grew by 8.0% as compared to 2012 primarily due to an increase in premiums paid by policyholders. In 2014, the insurance sector grew by 8.9% as compared to 2013 primarily due to an increase in premiums paid by policyholders. In 2015, preliminary figures indicate that the insurance sector grew by 4.1% as compared to 2014

Financial Services. A small non-deposit-taking financial services industry exists that provides leasing, consumer durables financing and other small-scale lending. In 2015, there were 171 locally incorporated companies participating in this industry. In 2015, preliminary total assets equaled approximately U.S.$118.4 billion. As of July 31, 2016, there were approximately 172 companies participating in this industry.

FOREIGN TRADE AND BALANCE OF PAYMENTS

General

Foreign trade plays a significant role in Panama’s economy because of the internationally-oriented service sector, the limited scope of domestic manufacturing capability and the limited scope of agricultural production. These factors have made it necessary to import significant amounts of manufactured goods, raw materials and other merchandise. Notwithstanding a history of significant tariff and non-tariff barriers, imports cover a wide range of raw materials and manufactured goods used throughout the economy.

Because of the use of the U.S. dollar as legal tender and the absence of a Balboa exchange market, Panamanian private sector imports and exports do not affect the Government’s foreign currency reserves. Thus, the balance of payments is less significant than fiscal policy in assessing the external debt service capacity of the Republic.

Tariffs and Other Trade Restrictions

In the 1990s, the Government enacted a number of trade reforms in preparation for WTO accession. Panama became a member of the WTO on September 6, 1997. In November 1997, the Government passed Cabinet Decree No. 68 of 1997, which reduced import duties for most products to levels significantly below those agreed to under the WTO accession process and in certain cases eliminated the duties all together.

One of the major changes in Panamanian tariffs since 1990 has been the movement away from specific tariffs and mixed specific and ad valorem tariffs, to a solely ad valorem system. Panama’s accession to the WTO required Panama to streamline its customs valuation system to conform to international standards. Additionally, Panama changed its international trade classification system from the Customs Cooperation Council Nomenclature and Brussels Tariff Nomenclature to the Harmonized Tariff System, which became effective for the year 1998.

A trade agreement with Peru was approved by the Assembly on December 13, 2011 and became effective on May 1, 2012.

Panama and the United States signed a trade agreement in 2007 that entered into force on October 31, 2012, eliminating immediately 99.7% of U.S. tariffs on industrial goods from Panama.

The European Free Trade Association (“EFTA”) States, composed of Iceland, Liechtenstein, Norway and Switzerland, signed a trade agreement with Panama and Costa Rica on June 24, 2013. The EFTA trade agreement was approved by Panama through Law No. 4 of April 7, 2014 and entered into force on August 19, 2014. The EFTA agreement covers trade in goods and services, investment, competition, protection of intellectual property rights, government procurement, sustainable development and cooperation.

Panama and Mexico signed a trade agreement on April 3, 2014 that became effective on July 1, 2015.

In December 2009, Panama and Colombia announced that they would begin negotiations on an agreement to increase trade and economic integration. On September 20, 2013, Panama and Colombia signed a trade agreement intended to replace the Panama-Colombia Partial Scope Agreement, which became effective in 1995. In January 2015, Panama suspended ratification of the 2013 trade agreement with Colombia due to an unresolved tariff dispute that Panama has submitted to WTO dispute settlement. For more information on the trade agreement and tariff dispute with Colombia, see “Foreign Trade and Balance of Payments— Composition of Foreign Trade”.

Panama signed a partial scope agreement with Trinidad and Tobago on October 3, 2013 that the Assembly approved on March 20, 2015. During 2015, Panamanian exports to Trinidad and Tobago, other than CFZ exports, totaled U.S.$7.6 million (1.1% of total 2015 exports). Imports from Trinidad and Tobago, other than CFZ imports, amounted to U.S.$9.4 million (0.1% of total 2015 imports).

Composition of Foreign Trade

In 2015, Panama’s exports of goods (FOB), excluding the CFZ, totaled U.S.$695.7 million, a decrease of 14.9% compared to U.S.$817.2 million in 2014. In 2015, Panama’s imports of goods (CIF), excluding the CFZ, totaled U.S.$11,075.92 million, a decrease of 11.2% compared to U.S.$12,471.5 million in 2014.

In 2015, banana and pineapple exports totaled U.S.$117.8 million, a 5.6% decrease from U.S.$124.8 million in 2014, primarily due to lower exports of pineapple.

In 2015, shrimp exports totaled U.S.$54.3 million, a 31.4% decrease from U.S.$79.2 million in 2014, primarily due to lower sales in the United States.

In 2015, exports of frozen yellow fin tuna and fresh and frozen fish filets totaled U.S.$41.8 million, a 10.4% decrease from U.S.$46.7 million in 2014 due to a decrease in the catch of fish and other marine species.

In 2015, fishmeal exports totaled U.S.$31.5 million, a 39.7% decrease from U.S.$52.2 million in 2014, primarily due to adverse weather conditions in the dry season and effects from the El Niño weather pattern.

In 2015, petroleum derivatives exports were U.S.$0.7 million, a decrease of 46.4% compared to U.S.$1.3 million in 2014 due to a decrease in the prices of petroleum products.

In 2014, banana and pineapple exports totaled U.S.$124.8 million, representing 15.3% of non-CFZ merchandise exports, a decrease from U.S.$134.8 million and 16.0% of non-CFZ merchandise exports in 2013. In 2012 and 2011, banana and pineapple exports represented 15.0% and 15.0% , respectively, of non-CFZ merchandise exports.

In 2014, shrimp exports totaled U.S.$79.1 million, representing 9.7% of non-CFZ merchandise exports, an increase from U.S.$74.7 million and 8.8% of non-CFZ merchandise exports in 2013. In 2012 and 2011, shrimp exports represented 4.9% and 4.8%, respectively, of non-CFZ merchandise exports.

In 2014, fishmeal exports amounted to U.S.$52.2 million, representing 6.4% of non-CFZ merchandise exports, an increase from U.S.$34.8 million and 4.1% of non-CFZ merchandise exports in 2013. In 2012 and 2011, fishmeal exports represented 2.4% and 1.8%, respectively, of non-CFZ merchandise exports.

In 2014, exports of frozen yellow fin tuna and fresh and frozen fish filets totaled U.S.$46.5 million, representing 5.7% of non-CFZ merchandise exports, an increase from U.S.$36.5 million and 4.3% of non-CFZ merchandise exports in 2013. In 2012 and 2011, frozen yellow fin tuna and fresh and frozen fish filets represented 4.1% and 5.9%, respectively, of non-CFZ merchandise exports.

In 2014, exports of petroleum derivatives totaled U.S.$1.3 million, representing 0.2% of non-CFZ merchandise exports, a decrease from U.S.$3.6 million and 0.4% of non-CFZ merchandise exports in 2013. In 2012 and 2011, exports of petroleum derivatives represented 0.1% and 0.1%, respectively, of non-CFZ merchandise exports.

The following tables set forth the composition and geographical distribution of Panama’s imports and exports for the years indicated:

TABLE NO. 20

Composition of Merchandise Exports, F.O.B.(1)

(in millions of dollars)

	2011(R)	2012(R)		2013(R)		2014(R)		2015(P)
Petroleum(2)	$0.8	$0.6		$3.6		$1.3		$0.7
Non-petroleum Merchandise Exports:
Bananas	86.3	85.9		90.6		92.9		96.0
Muskmelon	5.6	5.9		4.0		3.4		4.6
Watermelon	16.6	15.8		16.5		17.1		14.1
Sugar	37.2	34.5		24.0		27.0		19.6
Shrimp	37.7	40.5		74.7		79.2		54.3
Coffee	9.4	7.1		6.9		8.8		1.7
Fishmeal(4)	14.4	19.8		34.8		52.2		31.5
Frozen yellow fin tuna, fresh and frozen fish filet	46.7	33.8		36.5		46.7		41.8
Other seafood	0.0	0.0		0.0		0.0		0.0
Gold	70.3	115.8		66.5		1.1		0.0
Pineapples	32.0	37.1		44.1		31.9		21.8
Clothing	12.2	10.1		7.1		5.3		4.8
Meat from cattle	18.2	24.7		25.2		25.3		20.9
Standing cattle	0.3	3.1		1.9		0.5		1.8
Leather and similar products	14.2	17.9		21.6		22.3		18.9
Other	337.0	369.1		385.8		402.1		363.1
Total	785.0	821.6		843.9		817.2		695.7
Re-exports other than CFZ	135.7	155.5	(5)	189.2	(5)	208.5	(5)	219.3	(6)
Total	$920.7	$977.1		$1,033.1		$1,025.7		$915.0

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Excluding the CFZ.
(2)	Petroleum exports primarily consist of maritime and aviation fuel sales.
(3)	Excludes oil sales for consumption on board.
(4)	Including fish oil.
(5)	Preliminary figure.
(6)	Estimated figure.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

TABLE NO. 21(1)

Composition of Merchandise Imports, C.I.F.

(in millions of dollars)

	2011(R)	2012(R)	2013(R)	2014(R)	2015(P)
Consumer Goods	$5,385.0	$5,928.9	$6,020.8	$6,309.0	$5,314.6
Non-durable	1,403.5	1,560.3	1,671.4	1,787.0	1,905.6
Semi-durable	1,006.5	1,183.5	1,199.1	1,311.3	1,321.3
Domestic utensils	549.4	545.2	514.7	452.9	464.3
Fuels and lubricants	2,425.6	2,639.9	2,635.5	2,757.8	1,623.4
Intermediate Goods	2,913.8	3,160.9	3,216.5	3,533.9	3,257.7
Agricultural raw materials	210.9	222.2	226.6	214.5	180.1
Industrial raw materials	1,571.1	1,662.9	1,671.2	1,685.4	1,801.7
Construction materials	1,005.7	1,159.0	1,194.4	1,495.1	1,137.5
Other intermediate goods	126.1	116.8	124.3	138.9	138.4
Capital Goods	3,040.9	3,404.5	3,798.1	3,864.3	3,563.8
Agricultural	61.5	71.8	57.5	57.5	51.2
Industrial, construction and electricity	1,024.5	1,216.0	1,264.9	1,460.0	1,207.4
Transportation equipment and telecommunication	1,087.2	1,102.2	1,405.0	1,316.0	1,279.6
Other capital goods	867.6	1,014.5	1,070.6	1,030.7	1,025.7
Total	$11,339.7	$12,494.3	13,035.4	$13,707.2	$12,136.1

Note: Totals may differ due to rounding.

(R)	Revised figures.

(P)	Preliminary figures.
(1)	Excluding the CFZ.

Source: Office of the Comptroller General.

The United States has historically been Panama’s most important trading partner. In 2014, trade with the United States represented 19.3% and 25.0% of total goods exported and imported, respectively. In 2013, trade with the United States represented 18.1% and 24.3% of total goods exported and imported, respectively. In 2012, trade with the United States represented 19.6% and 23.6% of total goods exported and imported, respectively. In 2011, trade with the United States represented 36.2% and 25.7% of total goods exported and imported, respectively. Historically, Panama’s other significant trading partners have included Costa Rica as an export destination and Japan, Brazil and Venezuela as sources of imports.

For 2014, Panama’s largest trading partners for exports were the United States, Germany and China, with exports amounting to U.S.$157.4 million, U.S.$87.2 million and U.S.$69.5 million, respectively. For 2014, Panama’s largest trading partners for imports were the United States, China and Mexico, with imports amounting to U.S.$3,432.5 million, U.S.$1,114.3 million and U.S.$571.3 million, respectively.

The share of imports from Central American countries other than Costa Rica was 2.8% of total imports in 2014. Additionally, approximately 9.1% of Panama’s 2014 imports entered Panama from the CFZ.

In 2015, Panama’s largest trading partners for exports were the United States, Germany and Costa Rica, with exports amounting to U.S.$130.6 million, U.S.$91.8 million and U.S.$53.3 million, respectively.

In 2015, Panama’s largest trading partners for imports were the United States, China and Mexico, with imports amounting to U.S.$3,137.2 million, U.S.$1,158.9 million and U.S.$621.1 million, respectively.

In 2015, Panama’s imports from the CFZ totaled U.S.$1,060.2 million, a decrease of 14.7% compared to U.S.$1,243.1 million in 2014.

In January 2013, Colombia imposed supplemental import tariffs on certain textiles, apparel and footwear coming from countries where no trade agreement with Colombia was in force. In June 2013, Panama lodged a complaint at the WTO against Colombia claiming that the effective import tariff applied to those products is higher than the maximum allowed under WTO agreements. In January, 2014, the Director General of the WTO established a panel to hear Panama’s complaint. In November 2015, the WTO panel issued a report in which it concluded that the measures complained of were inconsistent with provisions of the General Agreement on Tariffs and Trade and recommended that Colombia bring the disputed measures into conformity with its obligations. On January 22, 2016, Colombia submitted a notification of its decision to appeal to the WTO Appellate Body certain issues of law and legal interpretation in the panel report. In a report dated May 12, 2016, the WTO Appellate Body rejected Colombia’s appeal and recommended that Colombia bring its tariffs into conformity with Colombia’s WTO obligations. On June 22, 2016, the WTO Dispute Settlement Body adopted the Appellate Body report. Pursuant to a request submitted by Panama dated August 8, 2016, the Director General of the WTO appointed an arbitrator on August 30, 2016 to determine through binding arbitration a reasonable period of time for Colombia to implement the recommendations and rulings that the WTO Dispute Settlement Body adopted on June 22, 2016.

This is the third complaint that Panama has filed with the WTO with regard to Colombia’s import policies. The first complaint was withdrawn in 2006 after the two parties came to an agreement. Panama filed a second complaint in 2007 that resulted in a 2009 decision finding that Colombia had acted inconsistently with its obligations under WTO agreements. The WTO panel recommended that Colombia bring its measures into conformity with its WTO obligations and, on February 18, 2010, Colombia notified the WTO that it had done so.

TABLE NO. 22

Direction of Merchandise Trade

(as percentage of total)(1)

	2011	2012	2013(P)	2014(P)(2)	2015(E)
Exports (F.O.B.):
Western Hemisphere:
United States and Canada	36.2%	34.2%	25.9%	19.4%	18.9%
Mexico	0.5	0.61	1.0	1.4	1.9
Central America and the Caribbean:
Costa Rica	6.7	6.6	5.9	6.7	7.7
Guatemala	0.8	0.8	0.7	0.9	1.4
Colón Free Zone	3.7	3.6	3.8	3.6	3.8
Other	8.2	7.9	8.1	7.3	9.3
Total	19.4	18.9	18.5	18.6	22.1
South America:
Venezuela	0.2	0.6	0.5	0.5	0.1
Colombia	1.2	1.0	1.2	1.5	1.2
Brazil	0.1	0.1	0.2	0.3	0.2
Other	2.7	3.5	4.6	4.5	4.7
Total	4.2	5.1	6.4	6.8	6.2
TOTAL	60.3	58.8	51.9	46.2	49.2
Europe:
Germany	1.6	1.1	5.8	10.7	13.2
Spain	2.1	2.0	2.3	2.9	2.5
Italy	1.6	4.0	3.4	2.8	2.6
Netherlands	4.4	5.9	4.7	5.2	4.1
United Kingdom	1.3	2.1	2.7	1.4	1.3
Other	11.0	6.9	5.7	3.3	3.8
Total	22.0	22.0	24.6	26.3	27.5
Other Countries	18.5	19.3	23.5	27.5	23.2
TOTAL	100.0%	100.0%	100.0%	100.0%	100.0%

Imports (C.I.F.):
Western Hemisphere:
United States and Canada	25.7%	24.1%	24.8%	25.7%	26.8%
Mexico	3.9	4.4	4.1	4.2	5.1
Central America and the Caribbean:
Costa Rica	4.5	4.6	4.0	3.6	3.7
Guatemala	1.7	1.7	1.4	1.4	1.5
Colón Free Zone	10.4	10.8	9.8	9.1	8.7
Other	22.2	22.2	19.6	18.4	14.0
Total	38.8	43.7	34.9	32.4	27.9
South America:
Venezuela	0.2	0.3	0.3	0.2	0.2
Colombia	4.1	3.4	3.0	2.8	3.0
Brazil	1.9	1.4	1.5	0.9	1.3
Other	2.7	3.0	2.7	2.4	2.3
Total	8.9	8.1	7.5	6.3	6.8
TOTAL	77.3	75.9	71.3	68.6	66.6
Europe:
Germany	1.5	1.4	1.9	1.7	2.3
Spain	2.6	2.5	2.9	2.5	2.8
Italy	0.8	0.8	1.2	3.3	2.2
Netherlands	0.5	1.2	0.8	0.4	0.5
United Kingdom	0.3	0.4	0.8	0.7	0.7

Other	2.1	2.3	3.9	3.2	3.5
Total	7.8	8.6	11.5	11.8	12.2
Japan	2.6	2.3	2.1	2.0	2.4
China	6.1	6.4	7.9	8.1	9.5
Other Countries	6.2	6.8	7.3	9.4	9.2
TOTAL	100.0%	100.0%	100.0%	100.0%	100.0%

(E)	Estimated figures.
(P)	Preliminary figures.
(1)	Includes exports and imports between the CFZ and Panama.
(2)	Data from Georgia Tech Logistics, Innovation & Research Center with data from the Office of the Comptroller General.

Source: Office of the Comptroller General.

Foreign Direct Investment

Panama’s foreign direct investment (“FDI”) for 2015 was U.S.$5,038.6 million, an increase of U.S.$729.2 million or 16.9% from U.S.$4,309.4 million in 2014. Reinvested earnings was the source of 57.4% of FDI in 2015, which the government believes is based on continued confidence of investors in the performance shown by the Panamanian economy. In 2015, 23.7% of FDI came from purchases of shares of domestic companies by non-resident investors. The remaining 18.9% of FDI was from other capital. Of gross FDI, U.S.$312.6 million corresponds to capital invested in the CFZ in 2015, a decrease of U.S.$15.1 million compared to the same period of 2014. FDI inflows for the first quarter of 2016 amounted to U.S.$1.3 billion, a 4.0% increase as compared to the same period in 2015.

The following table sets forth the foreign direct investment in Panama by investor residence for the years 2011 through 2014.

TABLE NO. 23

Foreign Direct Investment in Panama by Investor Residence

	Foreign Direct Investment
Investor Residence
	(in thousands of U.S.$)
	2011 (R)	2012 (R)	2013 (P)	2014 (P)
TOTAL	3,152,605	3,210,533	3,943,232	4,309,466
EUROPE	888,317	-345,370	953,199	960,543
European Union	667,997	-508,682	711,428	767,098
Germany	105,824	112,804	92,473	74,750
Belgium	23,472	-130,017	205,885	166,427
Denmark	-336	-38,786	28,573	23,097
Spain	133,462	67,956	146,536	191,484
France	9,869	12,225	-13,215	17,343
Italy	76,805	20,773	31,956	25,832
Netherlands	-113,577	244,258	-1,740	-1,407
United Kingdom	456,516	-708,905	71,955	149,123
Sweden	7,982	21,676	13,705	11,078
Other Countries (1): Greece, Hungary, Ireland, Poland, Portugal, and Finland	-32,020	-110,666	135,300	109,370
Other European Countries	220,320	163,312	241,771	193,446
Andorra	-1,915	4,567	2,634	3,930
Norway	1,020	3,240	-446	-361
Switzerland	215,937	152,073	231,846	183,622
Other countries (1): Liechtenstein, Russia and Turkey	5,278	3,432	7,737	6,254
AFRICA	191,425	612,130	245,607	198,536
South Africa	191,425	612,130	245,607	198,536
AMERICA	1,755,018	2,347,723	2,657,894	2,820,921
North America	870,948	1,074,991	1,587,297	1,316,901
Canada	47,692	1,097,219	505,104	408,300
United States	651,965	28,472	715,297	612,021
Mexico	171,291	-50,700	366,896	296,580
Central America and the Caribbean	212,085	363,367	449,630	413,212
Aruba	-12,808	3,589	-1,447	-1,170
Bahamas	786	34,082	6,308	5,099
Barbados	3,018	132	2,346	1,896
Costa Rica	114,624	51,690	319,509	258,275
Cuba	1,229	688	624	504
El Salvador	22,862	43,088	39,649	32,050

Guatemala	28,494	26,040	17,537	15,984
Honduras	-10,739	42,151	3,986	11,399
Jamaica	4,022	13,888	23,556	19,041
Nicaragua	-478	21,388	13,128	32,925
Puerto Rico	-101,974	7,474	5,967	4,823
Dominican Republic	29,916	30,991	13,740	13,740
Other countries (1): Belize, Cayman Islands, Haiti, Leeward Islands (UK), San Martin Island, Virgin Islands (USA), Trinidad and Tobago	133,133	88,167	3,140	2,538
South America	671,985	909,365	620,967	1,090,808
Argentina	3,399	6,010	16,653	12,663
Bolivia	-1	30	76	61
Brazil	19,993	122,440	27,055	21,870
Chile	-29,929	9,418	28,547	23,076
Colombia	486,001	533,340	305,440	911,899
Ecuador	12,527	12,294	28,178	20,499
Peru	182,430	25,062	55,176	32,037
Venezuela	-2,435	200,771	159,842	68,703
ASIA	308,254	588,482	83,641	327,129
Middle and Near East	-23,131	6,475	1,998	-19,671
Israel	484	4,921	4,177	-17,910
Lebanon (2)	-23,615	1,554	-2,179	-1,761
Central Asia, southern and other Persian Gulf countries	15,613	67,362	-1,849	-1,494
India	-714	1,677	1,187	960
Singapore	17,468	63,651	-3,815	-3,084
Other countries (1): Philippines, Pakistan, Saudi Arabia and Lebanon	-1,141	2,034	779	629
East Asia	315,772	514,645	83,491	348,294
China, Hong Kong	11,310	2,150	1,598	1,292
China, Democratic People’s Republic of Korea (North Korea)	548	76,798	-7,392	34,877
Republic of Korea (South of Korea)	184,165	422,510	-24,865	48,532
Japan	6,221	998	3,354	2,712
Republic of China (Taiwan)	113,528	12,189	110,796	260,882
OTHER COUNTRIES: (1) Angola, Uruguay and Australia	9,591	7,568	2,891	2,337

Note: Totals may differ due to rounding.

(1)	Due to statistical confidentiality, countries with up to two companies of direct investment have been included in this line.
(2)	In 2013, Lebanon was included within other countries in the Central Asia, southern and other Persian Gulf countries, because it did not count with the required amount of companies to preserve data confidentiality.
(R)	Revised data.
(P)	Preliminary data.

Source: Office of the Comptroller General.

The following table sets forth foreign direct investment in Panama by category of economic activity for the years 2011 through 2014.

TABLE NO. 24

Foreign Direct Investment in Panama by Category of Economic Activity

	Foreign Direct Investment
Category of Economic Activity
	(in thousands of U.S.$)
	2011 (R)	2012 (R)	2013 (P)	2014 (P)
TOTAL	3,152,605	3,210,533	3,943,232	4,309,466
Agriculture, cattle, hunting and forestry	54,542	14,274	43,611	47,661
Mining and quarrying	39,446	1,149,420	432,633	472,814
Manufacturing industries	297,883	520,404	326,474	356,796
Electricity, gas and water supplies	278,613	-122,648	258,306	282,297
Construction	175,444	117,198	103,435	113,042
Wholesale and retail	971,776	954,586	1,105,891	1,208,602
Transport, storage and mail	282,751	463,498	430,228	470,186
Hotels and restaurants	39,301	623	1,961	2,143
Information and communication	34,473	-333,039	294,515	321,869
Finance and insurance activities	642,553	408,939	643,242	702,984
Real estate activities	94,901	28,514	11,961	13,072
Professional, scientific and technical activities	82,201	27,061	31,017	33,898
Administrative activities and support services	85,330	-51,000	193,511	211,484
Education	12,453	11,338	7,021	7,673
Social and health related services	9,648	-359	4,622	5,051
Arts, entertainment and related activities	-6,446	23,150	52,934	57,850
Other services activities	57,736	-1,426	1,870	2,044

Note: Totals may differ due to rounding.

(R)	Revised data.
(P)	Preliminary data.

Source: Office of the Comptroller General.

Balance of Payments

The nature of the Panamanian monetary system and unusual features of the economy cause the balance of payments to be a less important indicator than fiscal policy for purposes of assessing the Government’s debt service capacity. Specifically, in the absence of a national printed currency and a Balboa exchange market, balance of payments surpluses or deficits have less effect than fiscal policy on the accumulation or drawdown of Government foreign exchange reserves. Panamanian exporters retain the foreign exchange earned from their overseas sales, and Panamanian importers utilize their domestic U.S. dollar-denominated revenues to pay for foreign shipments. In addition, given the absence of a national printed currency and the limited role of BNP in the economy, it is often difficult to register capital movements in an orderly manner. Thus, errors and omissions in the balance of payments figures have tended to be significant.

In 1997, Panama implemented the V Version of the Balance of Payments Manual prepared by the IMF (“V Version”), which prescribes a different methodology from that previously used to calculate Panama’s balance of payments. Accordingly, all calculations for the current account balance and the capital and financial account balance herein are calculated according to the V Version.

In 2015, Panama registered an overall deficit of U.S.$1,117.1 million, compared to an overall surplus in 2014 of U.S.$380.3 million. In 2013, 2012 and 2011, Panama registered overall deficits of U.S.$109.3 million, U.S.$958.2 million and U.S.$1,717.4 million, respectively.

For 2015, the current account balance was U.S.$3,377.1 million deficit. For 2014, the current account balance was a U.S.$4,794.4 million deficit. For 2013, the current account balance was a U.S.$4,400.9 million deficit. For 2012, the current account balance was a U.S.$4,176.8 million deficit. For 2011, the current account balance was a deficit of U.S.$4,993.3 million.

For 2015, the capital and financial account balance was a U.S.$3,245.9 million surplus. For 2014, the capital and financial account balance was a U.S.$5,497.1 million surplus. For 2013, the capital and financial account balance was a U.S.$4,219.6 million surplus. For 2012, the capital and financial account balance was a U.S.$2,579.0 million surplus. For 2011 the capital and financial account balance was U.S.$3,084.0 million surplus.

In reviewing Panamanian balance of payments statistics for merchandise imports and exports, it is important to consider the effect of the CFZ and the significant amount of merchandise passing through it. In 2015, Panama had U.S.$11,575.0 million in non-CFZ merchandise imports, a decrease of 9.6% from 2014, while imports to the CFZ for 2015 were U.S.$10,373.5 million. Meanwhile, Panama had an estimated U.S.$695.7 million in non-CFZ merchandise exports in 2015, a 15.0% decrease compared to 2014, while CFZ re-exports for 2015 were estimated to be U.S.$11,365.5 million.

Excluding the CFZ, Panama has historically registered large merchandise trade deficits. The deficit, excluding the CFZ, was U.S.$10.9 billion (30.6% of GDP in chained volume measure) in 2015, a decrease from 36.8% of GDP in 2014. However, these deficits have been significantly offset by the economic value added by the CFZ. In 2015, the merchandise trade deficit including the CFZ was U.S.$9.7 billion (27.2% of real GDP), a decrease from 30.7% from 2014. Other segments within the service sector of the Panamanian economy, including ports and the Panama Canal, also help to offset the merchandise trade deficit. In 2015, the service sector had a net balance of payments surplus of U.S.$10.0 billion (an 23.4% increase from 2014). In 2014 and 2013, the service sector had net balance of payments surpluses of U.S.$8.1 billion and U.S.$7.8 billion, respectively.

The following table sets forth Panama’s balance of payments for the years 2011 through 2015:

TABLE NO. 25

Balance of Payments(1)

(in millions of dollars)

	2011(R)	2012(R)	2013(P)	2014(P)	2015(E)
Current Account:
Goods Trade(2)
Exports	16,926.2	18,270.5	17,056.9	15,332.8	12,783.7
Imports	(24,143.4)	(28,139.8)	(26,596.7)	(25,709.8)	(22,492.3)
Balance	(7,217.2)	(9,869.3)	(9,539.8)	(10,377.0)	(9,708.6)
Services	3,932.9	7,872.0	7,783.1	8,100.0	9,998.6
Rent(3)	(1,911.4)	(2,267.5)	(2,706.7)	(2,637.6)	(3,599.4)
Unilateral Transfers(4)	202.4	88.0	62.5	120.2	(67.7)
Balance	(4,993.3)	(4,176.8)	(4,400.9)	(4,794.4)	(3,377.1)
Capital and Financial Account:
Capital Account	8.9	16.5	28.2	24.2	26.9
Financial Account	3,075.1	2,562.5	4,191.4	5,472.9	3,219.0
Direct Investment	2,956.2	3,484.9	3,612.3	3,980.3	4,510.7
Portfolio Investment	(520.7)	(581.2)	22.1	172.0	(1,861.9)
Other Capital	639.6	(341.2)	557.0	1,320.6	570.2
Assets	(3,948.7)	(3,582.3)	(2,987.7)	(5,215.5)	(4,779.0)
Liabilities	4,588.3	3,241.1	3,544.7	6,536.1	5,349.2
Balance	3,084.0	2,579.0	4,219.6	5,497.1	3,245.9
Errors and Omissions (net)	191.9	639.6	72.0	(322.4)	(985.9)
Overall Surplus (Deficit)	(1,717.4)	(958.2)	(109.3)	380.3	(1,117.1)
Financing	1,717.4	958.2	109.3	(380.3)	1,117.1
Reserve Assets	228.2	(36.3)	(401.5)	(1,205.0)	210.3
Use of IMF credit and IMF loans	—	—	—	—	—
Exceptional Financing	1,489.2	994.5	510.8	824.7	906.8

(E)	Estimated figures.
(P)	Preliminary figures.
(R)	Revised figures.
(1)	Figures have been calculated pursuant to Fifth Edition of the Balance of Payments Manual prepared by IMF.
(2)	Includes CFZ figures.
(3)	Includes wages and investment profits.
(4)	Unilateral transfers consist of transactions without a quid pro quo, many of which are gifts and migrant transfers.

PUBLIC SECTOR DEBT

Internal Debt

At December 31, 2015, Panama’s public sector internal debt represented approximately 22.6% of the total public sector debt. A substantial portion of total public sector internal debt is extended by public sector sources, official banking institutions and BNP in particular. As of December 31, 2015, Panama’s public sector internal debt totaled approximately U.S.$4.6 billion, an increase of U.S.$0.7 billion from December 31, 2014. This increase was due to the issuance in 2015 of Treasury bills and six auctions of the Treasury Note 2019. Panama’s public sector internal debt as a percentage of GDP was 8.8% as of December 31, 2015.

The Central Government also has debt obligations outstanding in the domestic private sector. The Ministry of Economy and Finance occasionally has issued domestic bonds, bills and notes in the domestic market. In 2011, the Government continued the program of Treasury Bill issuances with ten auctions from January 18, 2011 to October 18, 2011. During this period, Panama issued U.S.$322.6 million of zero-coupon Treasury Bills. On June 21, 2011, The Market Makers Program was formally launched through an auction of Treasury Notes with a 5.0% coupon and 2018 maturity (“Notes due 2018”). The indicative amount of the issuance was set at U.S.$50.0 million. The volume of bids received for this auction, however, amounted to U.S.$632.3 million. The Republic issued U.S.$258.0 million of the Notes due 2018, with a weighted average yield of 4.560% and a spread of 229 bps over U.S. Treasury Notes of comparable maturity. On July 26, 2011, the Notes due 2018 were reopened for the first time, with an indicative amount of the issuance set at U.S.$50.0 million. The volume of bids received for the reopening, however, amounted to U.S.$510.4 million. The Republic issued U.S.$100.0 million of the reopened Notes due 2018, with a weighted average yield of 3.977% and a spread of 169 bps over U.S. Treasury Notes of comparable maturity. By the end of 2012, the Treasury Notes due 2018 were auctioned and subsequently reopened three more times. The initial amount of these issuances was set at U.S.$200.0 million, the volume of bids received amounted to U.S.$1,478.9 million, and the amount issued totaled U.S.$537.9 million. The weighted average price and yield for these Notes due 2018 were 104.65% and 4.212%, respectively. The spread over U.S. Treasury Notes of comparable maturity ranged between 169 bps and 242 bps.

In 2012, the Government continued the program of Treasury Bill issuances with twelve auctions from January 10, 2012 to December 20, 2012. During this period, Panama issued U.S.$470.6 million of zero-coupon Treasury Bills. In 2012, a new instrument was auctioned through the Market Makers Program, a series of treasury bonds having a 5.625% coupon and a maturity date of 2022 (“Treasury Bonds due 2022”). By the end of 2012, the Treasury Bonds due 2022 had been auctioned in an inaugural offering and 22 re-openings. During 2012, the aggregate of the initial offering amounts set for the Bonds was U.S.$925.0 million, the aggregate amount of bids received was U.S.$2,840.2 million, and the aggregate amount of Bonds issued was U.S.$1,364.0 million. The weighted average price and yield for the Treasury Bonds due 2022 were 111.45% and 4.220%, respectively. In 2013, the Government issued a new Treasury Bond with maturity in 2024 and coupon of 4.95%. The total aggregate amount issued was U.S.$100.0 million.

In 2013, the Government continued the program of Treasury Bill issuances with ten auctions from January 15, 2013 to October 8, 2013. During this period, Panama issued U.S.$425.5 million of zero-coupon Treasury Bills. In 2013, the Government program of Treasury Notes issuances remained suspended.

In 2014, Panama issued U.S.$427.0 million of zero-coupon Treasury Bills. In 2014, a new instrument was auctioned through the Market Makers Program, a series of Treasury Notes having a 4.875% coupon and a maturity date of 2021 (“Treasury Notes due 2021”). By the end of 2014, the Treasury Notes due 2021 had been auctioned in an inaugural offering and 16 re-openings. During 2014, the aggregate amount of bids received was U.S.$1,589.9 million, and the aggregate amount of Bonds issued was U.S.$665.2 million. The weighted average price and yield for the Treasury Notes due 2021 were 104.36% and 4.121%, respectively.

In 2015, the Government continued the program of Treasury Bill issuances with 20 auctions and one direct placement from January 13, 2015 to December 29, 2015. Panama issued U.S.$715.0 million of zero-coupon Treasury Bills. In 2015, a new instrument was auctioned through the Market Makers Program, a series of Treasury Notes having a 3.000% coupon and a maturity date of 2019 (“Treasury Notes due 2019”). By the end of 2015, the Treasury Notes due 2019 had been auctioned in an inaugural offering and five re-openings. During 2015, the aggregate amount of bids received was U.S.$499.9 million, and the aggregate amount of Notes issued was U.S.$290.0 million. The weighted average price and yield for the Treasury Notes due 2019 were 100.04% and 2.99%, respectively.

The Ministry of Economy and Finance expects to continue issuing Treasury Bills. In addition, the Government has a cash management plan that is intended to increase the volume of trades on La Bolsa. This plan provides for the issuance of short-term securities to cover current cash needs. As of December 31, 2015, Treasury Bills had an outstanding balance of U.S.$604.0 million.

Cabinet Decree No. 8 of March 10, 2015, which modified Cabinet Decree No. 8 of April 18, 2007, increased the maximum amount of Treasury Bills that may be outstanding at year-end to U.S.$1.0 billion. Cabinet Decree No. 8 of April 18, 2007 had authorized a maximum outstanding balance of Treasury Bills at year-end of up to U.S.$275.0 million, which Cabinet Decree No. 4 of January 26, 2010, previously had increased to U.S.$450.0 million. As of June 30, 2016, Treasury Bills had an outstanding balance of U.S.$602.0 million.

The following table sets forth Panama’s outstanding public sector internal debt at year-end for the years 2011 through 2015:

TABLE NO. 26

Public Sector Internal Debt

(in millions of U.S. dollars)

	December 31,
	2011	2012	2013	2014	2015
Private Sector Sources:
Treasury notes	$1,133.0	$1,133.0	$1,022.8	$1,688.0	$1,949.1
Treasury bills	264.1	415.1	449.5	307.0	604.0
Domestic bonds	0.0	1,364.0	1,464.0	1,464.0	1,464.0
Long-term private financing	24.8	20.5	16.1	11.7	7.4
Total	$1,421.9	$2,932.6	$2,952.4	$3,470.7	$4,024.6
Public Sector Sources:
Official banking institutions	$481.9	$550.2	$500.1	$408.0	$549.0
Total	$481.9	$550.2	$500.1	$408.0	$549.0
Total Public Sector Internal Debt	$1,903.8	$3,482.8	$3,452.5	$3,878.7	$4,573.4

Source: Ministry of Economy and Finance.

External Debt

As of December 31, 2015, total public sector external debt (i.e., external debt of the Central Government as well as other public sector entities) was approximately U.S.$15.6 billion, up from U.S.$14.4 billion as of December 31, 2014 and U.S.$12.2 billion as of December 31, 2013. Panama’s public sector external debt as a percentage of GDP was 30.0% as of December 31, 2015 (based on a 2015 preliminary GDP of U.S.$52,132.3 million), as compared to 29.2% as of December 31, 2014 (with respect to the preliminary 2014 GDP results) and 27.3% as of December 31, 2013. As of December 31, 2015, U.S.$12.2 billion of total public sector external debt had a fixed interest rate, while U.S.$2.9 billion had a floating interest rate.

On March 16, 2015, Panama issued U.S.$1.25 billion aggregate principal amount of its 3.750% Global Bonds due 2025. On March 10, 2016, Panama issued U.S.$1.0 billion aggregate principal amount of its 3.875% Global Bonds due 2028.

The following tables set forth the composition of public sector external debt outstanding at year-end for the years 2010 through 2015 and the scheduled amortizations for public sector external debt for each of the years indicated:

TABLE NO. 27

Public Sector External Debt(1)

(in millions of U.S. dollars)

	December 31,
	2011	2012	2013	2014	2015
Commercial banks	$216.0	$302.2	$693.3	$1,021.4	$889.5
Bonds	8,274.1	7,725.7	8,307.1	9,509.1	10,377.4
Multilateral agencies	2,039.4	2,403.0	2,937.4	3,575.6	4,158.2
Bilateral entities	380.9	351.6	293.3	246.2	223.1
Total	$10,910.4	$10,782.5	$12,231.1	$14,352.2	$15,648.3

(1)	Debt stated at its outstanding principal amount and not at trading value in the secondary market. All external debt of the Republic is funded debt. Currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate as of December 31, 2015.

Source: Ministry of Economy and Finance.

TABLE NO. 28

Public Sector External Debt Amortization

(in millions of U.S. dollars) (1)

	2016	2017	2018	2019	2020	2021- 2053
Multilaterals
World Bank	69.4	71.0	70.8	70.8	70.8	676.1
Inter-American Development Bank	154.8	178.5	171.6	156.1	151.4	1,399.7
International Agricultural Development Fund	0.01	0.01	0.01	0.01	0.01	0.04
Development Bank of Latin America	59.3	65.3	61.6	58.2	58.2	503.1
European Investment Bank	3.9	4.6	4.6	4.6	4.6	23.0
The OPEC Fund for International Development	4.7	4.7	4.7	4.7	4.7	42.5
Total	292.1	324.1	313.3	294.5	289.7	2,644.5
Bilaterals	20.8	17.1	14.0	14.0	14.0	143.3
Bonds	0.0	0.0	0.0	0.0	1,530.7	8,846.7
Commercial Debt	145.4	145.4	106.2	93.1	93.1	306.3
Total	166.3	162.5	120.1	107.1	1,637.8	9,296.3

(1)	Projections based on outstanding balance as of December 31, 2015.

Source: Ministry of Economy and Finance.

The 1980s Debt Crisis. Panama’s economic performance measured by the growth rate of GDP during the 1980s was poor in comparison with the strong results registered during the previous three decades. The factors causing low growth rates included the growing influence of the public sector on the economy and the uncertainty related to the military government’s control of the country. Additionally, Panama had borrowed heavily in the late 1970s and early 1980s, and the maturity profile of Panamanian public sector debt was highly concentrated.

In 1987, Panama defaulted under all of its external indebtedness. Panama subsequently was declared ineligible to use the resources of the IMF and the World Bank, and the IADB placed the country on non-accrual status.

Following the United States’s military operation in December 1989, the Endara government declared that it would honor existing financial obligations. Panama subsequently cleared its substantial arrears with the international financial institutions, the Paris Club and its international bondholders. In 2001, Panama completed payments on its restructured Paris Club debt and, in 2002, on its floating rate notes issued in 1994 to restructure bonds in default at that time.

1995 Financing Plan. On May 9, 1995, Panama and its Bank Advisory Committee reached an agreement-in-principle on the restructuring of Panama’s medium- and long-term public sector indebtedness owed to commercial banks, as well as for interest arrears accrued in respect of such indebtedness since 1987. Pursuant to that agreement, on July 17, 1996, Panama issued approximately U.S.$3.2 billion principal amount of bonds to holders of debt (“Eligible Debt”) in consideration for the tender by such holders of their Eligible Debt and interest arrears accrued in respect thereof since 1987 (“Eligible Interest”). The bonds were issued pursuant to an exchange agreement implementing the Republic of Panama 1995 Financing Plan (the “1995 Financing Plan”), which provided for the restructuring of approximately U.S.$2.0 billion of Eligible Debt and arrangements for approximately U.S.$1.8 billion of Eligible Interest. On July 17, 2006, Panama redeemed all of the bonds issued under its 1995 Financing Plan.

International Financial Institutions. The IADB has been a significant source of financing for Panama. As of December 31, 2015, Panama had agreements with the IADB for a total of U.S.$2.2 billion in loans. These agreements finance projects in health, transportation, social investment and modernization as well as co-financings with the World Bank concerning the public sector reforms and sectional adjustments. In 2011, the IADB provided loans totaling U.S.$200 million to support health programs, fiscal management, disaster risk and climate change management.

In 2012, the IADB approved three new operations with sovereign guarantee. They are: (1) Innovation in School Infrastructure for U.S.$70 million with the objective of promoting increases in coverage and improvements in internal efficiency through investments in innovative infrastructure and improvements in the management of schools and the relevance of the curriculum, (2) Reducing Vulnerability to Natural Disasters and Climate Change II for U.S.$100 million which is structured as a programmatic loan to support policy reforms in the context of natural disaster risk management and climate change and (3) Strengthening Macrofinancial and Fiscal Management for U.S.$350 million, which, at the request of the Panamanian Government, will be in the form of a guarantee. The first operation, as well as the program as a whole, will have four components, aiming to reduce sovereign risk and to prevent systemic risk.

In 2013, the IADB approved two loans to Panama, of which U.S.$100 million was given to strengthen macrofinancial and fiscal management and U.S.$54 million to provide investment in potable water and sanitation.

In 2014, the IADB approved two new loans to Panama, of which U.S.$300 million was provided for financial and fiscal stability and a transparency improvement program and U.S.$20 million was provided for a sustainable rural electrification program.

In 2015, the IADB approved four new loans to Panama: U.S.$150 million was provided to support Panama’s transport and logistics sector reform program, U.S.$150 million was provided for transparency and equity spending on a social protection program, U.S.$110 million was provided for a project to improve the sanitation of Panama Bay and U.S.$50 million was provided for a Development and Social Inclusion program.

As of September 2016, the IADB had approved three new loans to Panama: U.S.$140 million was provided to support integrated networks of health services; U.S.$200.0 million was provided to support the Transport and Logistics Sector Reform Program II; and U.S.$200.0 million was provided to support the Program for Transparency and Equity in Spending on Social Protection II.

The Republic has entered into several multilateral and bilateral agreements for the construction of the Metro de Panama. The cost of the first phase, which consisted of Metro Line 1, is estimated to be approximately U.S.$1.88 billion and has been financed through Central Government borrowings from multilateral and bilateral lending institutions. In this connection, on July 20, 2011, the Republic entered into an agreement with CAF for a loan in the amount of U.S.$400 million, which had been disbursed in full as of August 2014. On February 9, 2012, the Republic entered into credit facilities with Compagnie Française d’Assurance pour le Commerce Extérieur (“COFACE”) for a loan in the amount of U.S.$297.8 million and with Compañía Española de Seguros de Crédito a la Exportación S.A. (“CESCE”) for a loan in the amount of U.S.$64.1 million. As of June 2016, U.S.$274.0 million had been disbursed under this COFACE facility and U.S.$57.6 million had been disbursed under this CESCE facility. On June 29, 2012, the Republic entered into a syndicated facility with a MIGA guarantee for a credit up to U.S.$250 million and the facility had been completely disbursed as of August 2013. In February 2013, the Republic entered into a new agreement with CAF for a loan in the amount of U.S.$100.0 million; as of June 2016, this loan had been completely disbursed. In March 2014, the Republic entered into an additional loan agreement with CAF for credit of up to U.S.$100.0 million; as of June 2016, this loan had been completely disbursed. In November 2013, the Republic entered into a new syndicated facility with a MIGA guarantee for credit up to U.S.$250 million; as of August 2014, the facility had been disbursed in full. In November 2015, the Republic entered into two new loan agreements with CAF, for an amount up to U.S.$140.0 million; from those new loans, US$11.8 million has been disbursed as of June 2016.

As of December 31, 2014 the Government had no arrangement in place with the IMF. The IMF concluded its most recent Article IV consultation with Panama consultation with Panama on May 23, 2016.

In October 2011, the World Bank supported Panama‘s initiative to reduce its vulnerability to the impacts of natural disasters through a development policy loan with a Catastrophe Deferred Drawdown Option (CAT DDO) for U.S.$66 million. The World Bank approved a new loan on March 26, 2013 for a total amount of U.S.$100.0 million to finance the Second Programmatic Development Policy Loan with the objective of creating fiscal space and strengthening social transfer programs. In January 2014, the World Bank approved a new loan for a total amount of U.S.$200 million to finance the Third Programmatic Development Policy Loan. In April 2015, the World Bank approved a new loan for a total amount of U.S.$300 million to finance the First Programmatic Shared Prosperity Development Policy Loan. In December 2015, the World Bank approved a new loan for a total amount of U.S.$75.0 million to finance the System of Social Protection and Inclusion.

As of June 30, 2016, Panama’s subscription to the IMF (which corresponds to its quota) was SDR 376.8 million. As of June 30, 2016, Panama’s subscription to the capital of the World Bank was U.S.$46.4 million. Of this amount, U.S.$3.2 million had been paid as of June 30, 2016. The balance of Panama’s subscription is callable only if required by the World Bank to meet its obligations for funds borrowed or loans guaranteed by it. As of June 30, 2016, Panama’s subscription to MIGA was U.S.$2.5 million. Of this amount, U.S.$0.5 million is a paid-in amount as of June 30, 2016. As of June 30, 2016, the amount paid by Panama for its share of the capital stock of the IFC was U.S.$1.0 million.

As of June 30, 2016, Panama’s subscription to the IADB was U.S.$751.3 million. Of this subscription, U.S.$25.3 million had been paid as of December 31, 2015, and the balance is callable if required to meet the IADB’s obligations. Panama’s contribution to the IADB’s Fund for Special Operations (which corresponds to its quota) was U.S.$26.7 million as of December 31, 2015. As of February 2015 Panama paid U.S.$1.6 million corresponding to the fourth installment of the ninth increase in ordinary capital which was effective as of February 29, 2012. As of February 2016, Panama has paid U.S.$1.7 million for the fifth installment, which corresponds to 123 shares plus 19 additional shares of Venezuela, signed by Panama.

On August 9, 2006, the Cabinet approved Panama’s accession to the Central American Bank for Economic Integration (“BCIE”). In January 2007, Panama joined the BCIE as a non-regional and non-founding member and agreed to pay a subscription of U.S.$57.6 million, with 25% as payable capital and 75% as callable capital if required by the BCIE to meet its obligations for funds borrowed or loans guaranteed by it. The BCIE was established in 1960 to promote economic integration and development in Central America. It currently is comprised of seven regional member countries, five non-regional member countries, and one beneficiary country.

On July 31, 2015, Panama paid U.S.$35.0 million to the CAF pursuant to Panama’s subscription to Series B and Series C ordinary shares in CAF.

Global Notes and Bonds. On October 26, 2011, BNP, acting not in its individual capacity but solely as trustee of the Development Trust Fund, sold U.S.$89,500,000 aggregate principal amount of Panama’s 7.125% Global Bonds due 2026. The Republic did not receive any proceeds from these sales.

On January 25, 2011, Panama issued ¥41,500,000,000 aggregate principal amount of its 1.81% Japanese Yen Bonds Series A due 2021, guaranteed by the Japan Bank for International Cooperation.

On January 17, 2012, Panama announced an invitation to eligible holders of its 7.250% Global Bonds due 2015 (“2015 Bonds”) to submit, in a modified Dutch auction, offers to sell their 2015 Bonds for cash. On February 1, 2012, Panama accepted U.S.$250,127,000 aggregate principal amount of the 2015 Bonds in exchange for cash pursuant to the invitation. In order to finance the exchange of the 2015 Bonds for cash, the Republic issued, through a local auction, Treasury Bonds with a coupon of 5.625% due 2022. The Republic had U.S.$679 million in competitive offers, accepting U.S.$400.0 million with an average price of 110.33% and an average yield of 4.385%. Simultaneously with the invitation, the Republic prepared a concurrent exchange invitation inviting eligible holders of its 2015 Bonds to submit, in a modified Dutch auction, offers to exchange their 2015 Bonds for Panama’s 6.700% U.S. Dollar-Denominated Amortizing Global Bonds due 2036. On February 1, 2012, Panama completed the exchange offer, accepting U.S.$258,478,000 aggregate principal amount of the 2015 Bonds in exchange for issuing U.S.$248,596,000 aggregate principal amount of the 2036 Bonds.

On April 29, 2013, Panama issued U.S.$750.0 million aggregate principal amount of its 4.30% Global Bonds due 2053.

On November 14, 2013, Panama announced an invitation to eligible holders of its 7.250% Global Bonds due 2015 to submit offers to sell their 2015 Bonds for cash. On November 26, 2013, Panama accepted U.S.$583,598,000 principal amount of the 2015 Bonds that were submitted in the invitation. Panama also issued U.S.$500,000,000 of its 5.200% Global Bonds due 2020.

On September 22, 2014, Panama issued U.S.$1.25 billion aggregate principal amount of its 4.000% Global Bonds due 2024.

On March 16, 2015, Panama issued U.S.$1.25 billion aggregate principal amount of its 3.750% Global Bonds due 2025.

On March 10, 2016, Panama issued U.S.$1.0 billion aggregate principal amount of its 3.850% Global Bonds due 2028.

On September 4, 2003, Panama filed with the SEC Amendment No. 1 to Panama’s fiscal agency agreement with The Bank of New York Mellon (formerly JPMorgan Chase Bank) to provide for the issuance in the future of global bonds with collective action clauses that, among other things, permit Panama to amend certain key terms of the bonds, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the aggregate principal amount of outstanding bonds of the same series.

On February 19, 2015, Panama filed with the SEC Amendment No. 2 to Panama’s fiscal agency agreement with The Bank of New York Mellon to provide for amendment of the payment provisions of any series of debt securities and other reserve matters listed in the fiscal agency agreement with the consent of the holders of: (1) with respect to a single series of debt securities, more than 75% of the aggregate principal amount of the outstanding debt securities of such series; (2) with respect to two or more series of debt securities, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of debt securities, more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually. This amendment will apply to securities of any series issued after February 19, 2015 that are in their terms explicitly stated to be Aggregated Collective Action Securities.

Amendment No. 2 to Panama’s fiscal agency agreement with The Bank of New York Mellon also provided for “Equal Ranking Securities” that will rank without any preference among themselves and equally with all other unsecured and unsubordinated public indebtedness of Panama. It is understood that this provision shall not be construed so as to require Panama to make payments under the debt securities ratably with payments being made under any other public indebtedness.

As of December 31, 2015, approximately 72.0% of the total public sector external debt was owed to commercial lenders and bondholders, with 26.6% owed to multilateral institutions and 1.4% owed to bilateral lenders. As of December 31, 2014, approximately 73.4% of total public sector external debt was owed to commercial lenders and bondholders, with 24.9% owed to multilateral institutions and 1.7% owed to bilateral lenders. As of December 31, 2013, approximately 73.6% of the total public sector external debt was owed to commercial lenders and bondholders, with 24.0% owed to multilateral institutions and 2.4% owed to bilateral lenders.

TABLES AND SUPPLEMENTARY INFORMATION

TABLE NO. 29

External Direct Debt of the Republic

Central Government

	Interest	Issue Date	Final Maturity	Amortization	2015(1)
					(in millions of dollars)
MULTILATERAL ORGANIZATIONS					$4,119.40
Inter-American Development Bank(2)	Various	Various	Various	Semiannually	2,173.23
World Bank	Various	Various	Various	Semiannually	1,028.95
European Investment Bank	Floating	Various	Various	Semiannually	45.53
Development Bank of Latin America	Floating	Various	Various	Semiannually	805.73
International Agricultural Development Fund(2)	Floating	Various	Various	Semiannually	0.07
OPEC Fund for International Development	Fixed	Various	Various	Semiannually	65.89
BILATERAL ORGANIZATIONS					$223.14
Banks with Official Guarantees(2)	Various	Various	Various	Semiannually	30.27
Support Groups(2)	Fixed	Various	Various	Semiannually	8.72
Government Direct Creditors(2)	Fixed	Various	Various	Semiannually	184.15
COMMERCIAL BANKS	Various	Various	Various	Various	$889.51
GLOBAL BONDS					$10,377.45
Global 2036	6.70%	Jan 26, 2006	Jan 26, 2036	Various	2,033.89
Global 2020	5.20%	Nov 23, 2009	Jan 01, 2020	Bullet	1,500.00
Global 2020	10.75%	July 13, 2000	May 15, 2020	Bullet	30.71
Global 2023	9.38%	Dec 03, 2002	Jan 16, 2023	Bullet	138.90
Global 2027	8.88%	Sep 26, 1997	Sep 30, 2027	Bullet	975.00
Global 2029	9.38%	Mar 31, 1999	Apr 01, 2029	Bullet	951.43
Global 2034	8.13%	Jan 28, 2004	Apr 28, 2034	Bullet	172.84
Global 2026	7.13%	Nov 29, 2005	Jan 29, 2026	Bullet	980.00
Samurai 2021(3)	1.81%	Jan 26, 2011	Jan 25, 2021	Bullet	344.68
Global 2053	4.30%	Apr 29, 2013	Apr 29, 2053	Various	750.00
Global 2024	4.00%	Sept 15, 2014	Sep 22, 2024	Bullet	1,250.00
Global 2025	4.00%	Mar 11, 2015	Mar 16, 2025	Bullet	1,250.00
TOTAL					$15,609.49

(1)	All obligations are denominated in U.S. dollars unless otherwise indicated. Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate as of December 31, 2015.
(2)	Various currencies.
(3)	Payable in Japanese Yen.

Source: Ministry of Economy and Finance.

TABLE NO. 30

External Debt Guaranteed by the Republic

Decentralized Institutions

	Interest	Issue Date	Maturity	Amortization	2014(1)
					(in millions of dollars)
Multilateral Organizations
Inter-American Development Bank(2)	Various	Various	Various	Semiannually	$38.77
Total					$38.77

(1)	All obligations are denominated in U.S. dollars unless otherwise indicated. Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate as of December 31, 2015.
(2)	Various currencies.

Source: Ministry of Economy and Finance.

TABLE NO. 31

Internal Debt Securities of the Republic

	Interest		Issuance	Final
Name	Rate	Amortization	Date	Maturity	2015
Bonds					(in millions of dollars)
Treasury Bonds 2022	5.6%	Bullet	Jan 30, 2012	Jul 25, 2022	$399.88
Treasury Bonds 2022	5.6%	Bullet	Mar 16, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Bullet	Apr 09, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Bullet	May 11, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Jun 22, 2012	Jul 25, 2022	$50.00
Treasury Bonds 2022	5.6%	Bullet	Jul 06, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Bullet	Jul 27, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Bullet	Aug 17, 2012	Jul 25, 2022	$50.00
Treasury Bonds 2022	5.6%	Bullet	Aug 24, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Aug 31, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Sep 07, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Sep 18, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Sep 21, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Sep 28, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Oct 05, 2012	Jul 25, 2022	$13.30
Treasury Bonds 2022	5.6%	Bullet	Oct 19, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Oct 26, 2012	Jul 25, 2022	$16.75
Treasury Bonds 2022	5.6%	Bullet	Nov 02, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Nov 09, 2012	Jul 25, 2022	$23.71
Treasury Bonds 2022	5.6%	Bullet	Nov 20, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Nov 23, 2012	Jul 25, 2022	$15.50
Treasury Bonds 2022	5.6%	Bullet	Nov 30, 2012	Jul 25, 2022	$25.90
Treasury Bonds 2022	5.6%	Bullet	Dec 21, 2012	Jul 25, 2022	$119.00
Total					$1,364.04
Treasury Bonds 2024	4.9%	Bullet	Nov 25, 2013	May 24, 2024	$100.00
Total					$100.00
Total Treasury Bonds					$1,464.04

Notes
Treasury Notes 2018	5.0%	Bullet	Jun 21, 2011	Jun 15, 2018	$257.97
Treasury Notes 2018	5.0%	Bullet	Jul 26, 2011	Jun 15, 2018	$100.00
Treasury Notes 2018	5.0%	Bullet	Sep 20, 2011	Jun 15, 2018	$80.00
Treasury Notes 2018	5.0%	Bullet	Oct 11, 2011	Jun 15, 2018	$100.00
Treasury Notes 2018	5.0%	Bullet	Oct 04, 2012	Jun 15, 2018	$455.97
Total					$993.94
Treasury Notes 2021	4.9%	Bullet	Feb 04, 2014	Feb 05, 2021	$17.22
Treasury Notes 2021	4.9%	Bullet	Feb 25, 2014	Feb 25, 2021	$105.01
Treasury Notes 2021	4.9%	Bullet	Mar 18, 2014	Feb 25, 2021	$148.50
Treasury Notes 2021	4.9%	Bullet	Apr 08, 2014	Feb 25, 2021	$51.38
Treasury Notes 2021	4.9%	Bullet	Apr 22, 2014	Feb 25, 2021	$34.00
Treasury Notes 2021	4.9%	Bullet	May 13, 2014	Feb 25, 2021	$30.00
Treasury Notes 2021	4.9%	Bullet	May 20, 2014	Feb 25, 2021	$40.00
Treasury Notes 2021	4.9%	Bullet	May 27, 2014	Feb 25, 2021	$30.00
Treasury Notes 2021	4.9%	Bullet	Jun 03, 2014	Feb 25, 2021	$20.00
Treasury Notes 2021	4.9%	Bullet	Jun 10, 2014	Feb 25, 2021	$22.00
Treasury Notes 2021	4.9%	Bullet	Jun 17, 2014	Feb 25, 2021	$35.00
Treasury Notes 2021	4.9%	Bullet	Jun 24, 2014	Feb 25, 2021	$23.00
Treasury Notes 2021	4.9%	Bullet	Jul 22, 2014	Feb 25, 2021	$29.00
Treasury Notes 2021	4.9%	Bullet	Aug 05, 2014	Feb 25, 2021	$34.00
Treasury Notes 2021	4.9%	Bullet	Aug 19, 2014	Feb 25, 2021	$16.00
Treasury Notes 2021	4.9%	Bullet	Sep 02, 2014	Feb 25, 2021	$20.00
Treasury Notes 2021	4.9%	Bullet	Oct 07, 2014	Feb 25, 2021	$10.00
Total					$665.20
Treasury Notes 2019	3.0%	Bullet	Jun 02, 2015	Jun 05, 2019	$125.00
Treasury Notes 2019	3.0%	Bullet	Jul 14, 2015	Jun 05, 2019	$40.00
Treasury Notes 2019	3.0%	Bullet	Aug 4, 2015	Jun 05, 2019	$45.00
Treasury Notes 2019	3.0%	Bullet	Sep 1, 2015	Jun 05, 2019	$25.00
Treasury Notes 2019	3.0%	Bullet	Oct 6, 2015	Jun 05, 2019	$30.00
Treasury Notes 2019	3.0%	Bullet	Nov 17, 2015	Jun 05, 2019	$25.00
Total					$290.00
Total Treasury Notes					$1,949.14

Source: Ministry of Economy and Finance.